



Gaylord Entertainment
Annual Report 2009

Gaylord Entertainment



Gaylord Entertainment owns and operates Gaylord Hotels, an award-winning collection of resorts and convention centers built to meet the needs of the large groups and meetings market. All Gaylord Hotels offer guests extraordinary environments and unforgettable business and leisure experiences. Our everything-in-one-place hotel designs incorporate luxury guest rooms, state-of-the-art meeting and exhibition space, world-class dining, entertainment venues, on-site retail shops, spa facilities and a lively schedule of special events.

We have gained a reputation for easily accommodating even the largest of groups and for providing flawless service delivered by employees with a passion for excellence. In fact, that's one reason why we call Gaylord employees "STARS." Thanks to the efforts of our STARS, Gaylord Hotels has developed exceptional brand allegiance with its core customers — professional meeting planners and the people they serve. Strong customer relationships and ever-growing brand loyalty have helped Gaylord Hotels obtain a remarkably high level of future bookings across the brand.



Gaylord Hotels are located in some of the nation's most desirable locations for meetings and conventions, and are just minutes from such major airports as Nashville, Orlando, Dallas/Fort Worth, and Washington, D.C. Each hotel celebrates the geographic heritage of its own location — using regional themes and special attractions to highlight the area's unique appeal — yet each also provides the high-touch service experience characteristic of all Gaylord Hotels.

Gaylord Entertainment also owns a variety of entertainment holdings that increase the appeal of our hotel destinations, including the renowned Grand Ole Opry. The Opry has been showcasing country music's finest performers every week for the past 80 years and is one of America's most beloved brands.




SEC MAIL PROCESSING
RECEIVED
APR 0 2 2010
WASH, D.C.
205
SECTION

April 1, 2010

Dear Stockholders,

The challenges of the past year have been unlike anything our business or the hospitality industry at large has ever experienced. The impact of this volatile economic environment has been felt by businesses in every sector across the globe, and Gaylord was no exception. However, any time a business is forced to deal with the realities of a tremendously tough market, as a management team you have a rare, unobstructed look at the fundamental strengths and weaknesses of a company and where improvements can be made for the future. I am pleased with the skill and commitment exhibited by our STARS as we worked to further strengthen our company. Their efforts to preserve our brand over the past twelve months have uncovered many opportunities that we believe will pay dividends in the years to come.

At Gaylord, this past year has reinforced our belief that we operate a business that is unique within the hospitality industry. Our business model has demonstrated that it can endure a lot in the face of an extremely challenged economy. That's not to say we didn't experience pain. We did. But in the face of the extraordinary turmoil of the economic landscape, we moved fast and executed with precision and focus.

Our actions enabled us to deliver solid relative performance, as evidenced by the full year RevPAR results of our hotels brand, which outperformed the full year average of the Smith Travel Research Upper Upscale and Upscale segment by approximately 7.0 percentage points. Additionally, in the face of revenues that declined as group and transient travel slowed, Gaylord Hotels maintained flat year-over-year CCF margin performance. Given that our competitors experienced significant margin erosion in 2009, we're proud of these accomplishments and continue to build on this success as we move into 2010.

A Quick Look Back

Before delving into our outlook for 2010, I would like to take this opportunity to call your attention to several specific areas which were key to our performance in 2009.

In the past I have explained that the attribute that makes the Gaylord model truly unique is the fact that it is designed to work in both good times and bad. This was paramount in 2009, as the market downturn resulted in a steep drop in demand, with attrition levels reaching 17 percent in the first two quarters of the year and cancellation levels which outpaced historical full year averages before the third quarter of 2009 had even begun. However, the attrition and cancellation fees purposefully built into our group contracts provided us a measure of protection, and we collected a record $27.7 million as a result.

Additionally, we remained focused throughout the year on streamlining our business and identifying cost-cutting efficiencies. As a result, we implemented approximately $45 million of annualized cost savings. We are especially proud that these savings were implemented without compromising the high level of customer service that has defined our brand. Coupled with the attrition and cancellation fees that we collected, these efforts enabled the solid margin performance I mentioned earlier. Since many of these savings resulted from the systemic consolidation and restructuring of our operations, they will remain in place even as group and transient travel volumes begin to recover and will, we believe, aid in driving our CCF margins higher in the years to come.

We also worked hard to maintain and even build on our already high customer satisfaction scores, which in 2009 were up approximately 100 basis points over 2008. These scores are a key measure of how we are doing as a business and how our hard work translates into preserving a strong base of loyal customers. As I noted, in our work to uncover ways to cut costs, we were not willing to sacrifice any areas of our operations that touch the high-quality, all under-one-roof customer experience we provide.

Importantly, we repositioned our sales and marketing resources to make certain we were appropriately responding to the economic environment. Our goal here was to focus on short-term booking levels to partially mitigate the impact of higher levels of cancellations and attrition we experienced in 2009. The shift in strategy worked, and we were able to fill 290,304 room nights in-the-year, for-the-year, to partially offset the 317,000 room nights that we lost in attrition and cancellation. We did this without diminishing our ability to book business for the future. As evidence, we booked over 2 million gross room nights for all future years – a total which is roughly in-line with our historical averages. This performance amidst this challenging economic environment underscores the strength of our brand and its resonance with our base of loyal customers.

In terms of the Gaylord National, our newest property in the Washington, DC area, we continued to drive positive momentum in 2009. After a frankly disappointing start in 2008, the property delivered strong CCF and profitability margins in 2009, as it continued to grow its revenue base and tighten its operational efficiencies. We are anticipating this positive momentum to continue into 2010 as the property continues to expand its reach in the Mid-Atlantic market.

In the third quarter we began to see early signs of stabilization in our overall business, a trend which continued through the remainder of the year. Attrition and cancellation levels remain elevated, but slowly started to recede from the high water mark experienced in the first and second quarters of 2009. Notably, even as attrition and cancellation levels began to stabilize, and subsequently the amount of associated fees we collected, we were still able to deliver a solid CCF margin performance. This was a testament to the benefits of our unique group-centric model, the hard work and contributions of our STARS and the success of the initiatives we put in place to improve the operations of our business.

I also want to call attention to our efforts to further strengthen our balance sheet in 2009. We used some of our cash flow to selectively purchase some of our 8% and 6.75% Senior Notes. As we saw late in 2008, these bonds had traded down in price, and we took advantage of the opportunity by purchasing approximately $154 million in principal at an average discount of 35%. This was an efficient way to deleverage, and we will continue to take advantage of this opportunity as it presents itself. We capitalized on another attractive opportunity when we executed a successful capital raise in the second half of 2009. We were able to raise over $400 million in fresh capital from existing investors as well as institutional investors new to the Gaylord story. As a result, we lowered our cash interest expense and eliminated our 2013 debt maturity by using a portion of the proceeds to tender for our remaining 8% Senior Notes. The success of this capital raise underscored investor confidence in our brand and enabled us to position our balance sheet for greater flexibility.

A Look Ahead

As we settle into 2010, we do not believe that we are completely out of the woods yet economically speaking, and it is difficult to have total visibility into the future in what remains a very murky environment. That said, while we are cautiously optimistic regarding 2010, we will continue to be prudent in how we manage our business and deploy capital.

Nevertheless, we continue to remain vigilant for opportunities to extend our reach into the group meetings and convention business. While we will of course remain cautious and focused on maximizing cash flow to reduce our indebtedness, we will also watch the market for potential expansion and growth opportunities that may arise. To be clear, though, we will be smart in how we approach any of these potential opportunities and will only consider them if they provide substantial benefit to our stockholders and strengthen our core brand.

In terms of our operations, we will stay focused on maximizing the revenue that we capture from the groups staying at our properties, enhancing pricing and packaging to encourage meeting planners to purchase additional banqueting events and ensuring our guests partake in more outside-the-room offerings. We will continue to build on our success in 2009 in driving incremental transient business to our properties. As evidence, we launched a new website early in 2010 that has greatly enhanced the online experience for our customers while driving a larger portion of our online revenue through our own branded channel. Our efforts to grow our share of transient business will enable us to further drive occupancy levels during periods when groups do not typically travel and thus increase our annual occupancy. These efforts also enable us to capitalize on the destination appeal of our properties already realized by our group customers.

We are pleased with where we ended 2009 as it relates to advance bookings for group room nights. At the end of 2009, we had nearly 36 points of group occupancy on-the-books for 2011 and 25 points of group occupancy for 2012 – both of these levels are consistent with our pre-recession historical averages. We will continue to focus on driving in-the-year, for-the-year bookings in 2010 to add to the over 48 points of group occupancy with which we entered the year. Most importantly, while we are hopeful that cancellation and attrition levels will continue to trend back to more historically normal levels as they did in the later half of 2009, we have planned conservatively and assumed that 2010 attrition levels continue to remain elevated.

Clearly we've had an active 2009. Regardless of what's to come from an economic standpoint, we have worked hard to position our business for any market environment. We have a healthy balance sheet with no near-term maturities on our debt; we continue to generate a significant amount of free cash flow; and we have a solid slate of bookings already online for the next several years. I am truly confident that our business is as well positioned as it's ever been heading into a new year. I believe we have made good decisions, have a uniquely resilient model, and have the best team in place to drive further success.

In closing, I would like to thank our management team, our Board of Directors and our STARS who have been working so hard to make sure that regardless of the challenges we find ourselves confronted with, each and every customer interaction is truly exceptional and that our company continues to grow and improve every day.



Colin V. Reed
Chairman and Chief Executive Officer
Gaylord Entertainment Company

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GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

2009 FINANCIAL INFORMATION

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GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
SELECT FINANCIAL DATA

The following selected historical financial information of Gaylord and its subsidiaries as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 was derived from our audited consolidated financial statements included herein. The selected financial information as of December 31, 2007, 2006 and 2005 and for each of the two years in the period ended December 31, 2006 was derived from previously issued audited consolidated financial statements adjusted for unaudited revisions for discontinued operations. The information in the following table should be read in conjunction with "Management's Discussion of Financial Condition and Results of Operations" and our consolidated financial statements and related notes as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included herein (in thousands, except per share amounts).

	Years Ended December 31,				
	2009	2008	2007	2006	2005
Income Statement Data:					
Revenues:					
Hospitality	$ **814,154**	$ 848,332	$ 669,743	$ 645,437	$ 576,927
Opry and Attractions	**64,875**	82,125	77,769	76,580	67,097
Corporate and Other	**92**	412	211	255	512
Total revenues	**879,121**	930,869	747,723	722,272	644,536
Operating expenses:					
Operating costs	**531,257**	566,366	448,975	442,679	395,461
Selling, general and administrative	**175,550**	178,809	160,699	153,763	143,184
Preopening costs (1)	-	19,190	17,518	7,174	5,005
Impairment and other charges	**6,586** (3)	19,264 (3)	—	—	—
Depreciation and amortization:					
Hospitality	**101,444**	97,229	65,369	64,502	63,188
Opry and Attractions	**4,699**	4,894	5,500	5,663	5,347
Corporate and Other	**10,449**	7,651	6,480	4,903	4,049
Total depreciation and amortization	**116,592**	109,774	77,349	75,068	72,584
Total operating expenses	**829,985**	893,403	704,541	678,684	616,234
Operating income (loss):					
Hospitality	**112,172**	124,828	110,126	99,080	72,684
Opry and Attractions	**3,928**	5,641	6,600	5,014	1,889
Corporate and Other	**(60,378)**	(54,549)	(56,026)	(53,332)	(41,266)
Preopening costs (1)	-	(19,190)	(17,518)	(7,174)	(5,005)
Impairment and other charges	**(6,586)** (3)	(19,264) (3)	—	—	—
Total operating income	**49,136**	37,466	43,182	43,588	28,302
Interest expense, net of amounts capitalized	**(76,592)**	(64,069)	(38,536)	(72,473)	(73,249)
Interest income	**15,087**	12,689	3,234	2,088	1,787
Unrealized gain (loss) on Viacom stock and CBS stock	-	-	6,358	38,337	(41,554)
Unrealized gain (loss) on derivatives, net	-	-	3,121	(16,618)	35,705
(Loss) income from unconsolidated companies	**(5)**	(746)	964	10,565	2,169
Net gain on extinguishment of debt	**18,677** (4)	19,862 (4)	-	-	-
Other gains and (losses)	**2,847**	453	146,330 (5)	3,280	5,938
Income (loss) from continuing operations before income taxes	**9,150**	5,655	164,653	8,767	(40,902)
Provision (benefit) for income taxes	**9,197**	1,046	62,665	3,989	(10,832)
(Loss) income from continuing operations	**(47)**	4,609	101,988	4,778	(30,070)
Income (loss) from discontinued operations, net of taxes (2)	**24**	(245)	9,923	(84,213)	(3,880)
Net (loss) income	$ **(23)**	$ 4,364	$ 111,911	$ (79,435)	$ (33,950)
(Loss) Income Per Share:					
(Loss) income from continuing operations	$ **(0.00)**	$ 0.11	$ 2.49	$ 0.12	$ (0.75)
Income (loss) from discontinued operations, net of taxes	-	-	0.24	(2.08)	(0.10)
Net (loss) income	$ **(0.00)**	$ 0.11	$ 2.73	$ (1.96)	$ (0.85)
(Loss) income Per Share - Assuming Dilution:					
(Loss) income from continuing operations	$ **(0.00)**	$ 0.11	$ 2.41	$ 0.11	$ (0.75)
Income (loss) from discontinued operations, net of taxes	-	-	0.24	(2.02)	(0.10)
Net (loss) income	$ **(0.00)**	$ 0.11	$ 2.65	$ (1.91)	$ (0.85)

	As of December 31,									
	2009		**2008**		**2007**		**2006**		**2005**	
Balance Sheet Data:										
Total assets	**$ 2,661,023**		$ 2,560,379		$ 2,348,504	(6)	$ 2,632,510	(6)	$ 2,532,590	(6)
Total debt	**1,178,688**	(7)	1,262,901	(7)	981,100	(7)	755,553	(7)	599,067	(7)
Secured forward exchange contract	**-**		-		-	(6)	613,054	(6)	613,054	(6)
Total stockholders' equity	**1,078,684**		903,219		941,492		798,026		848,567	

(1) Preopening costs are primarily related to the Gaylord National, which opened in April 2008.

(2) We have presented the operating results of the following businesses as discontinued operations for all periods presented: ResortQuest; WSM-FM and WWTN(FM); Word Entertainment; and Acuff-Rose Music Publishing.

(3) As described more fully in "Operating Results – Impairment and other charges" under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, in the third quarter of 2009, we recorded an impairment charge of $6.6 million to write down the carrying value of goodwill of a reporting unit within our Opry and Attractions segment. In the second quarter of 2008, we recorded an impairment charge of $12.0 million related to the termination of our agreement to purchase the Westin La Cantera Resort, located in San Antonio, Texas. In the fourth quarter of 2008, we recorded an impairment charge of $4.7 million related to our decision to terminate our plans to develop a resort and convention hotel in Chula Vista, California. In the fourth quarter of 2008, we incurred a $2.5 million impairment charge to write off our investment in Waipouli Holdings, LLC.

(4) During the first three quarters of 2009, we repurchased $88.6 million in aggregate principal amount of our outstanding senior notes ($61.6 million of 8% senior notes and $27.0 million of 6.75% senior notes) for $64.5 million. After adjusting for accrued interest, deferred financing costs, and other costs, we recorded a pre-tax gain of $24.7 million as a result of these repurchases. During the fourth quarter of 2009, we executed a cash tender offer and called for redemption all of the remaining outstanding 8% senior notes that were not repurchased through the tender offer. Pursuant to these transactions, during the fourth quarter of 2009, we accepted for purchase all of the $259.8 million aggregate principal amount outstanding 8% senior notes. After adjusting for accrued interest, deferred financing costs, the deferred gain on a terminated swap related to these notes, and other costs, we recorded a pre-tax loss of $6.0 million as a result of this repurchase. During December 2008, we repurchased $45.8 million in aggregate principal amount of our outstanding senior notes ($28.5 million of 8% senior notes and $17.3 million of 6.75% senior notes) for $25.6 million. After adjusting for accrued interest and deferred financing costs, we recorded a pre-tax gain of $19.9 million as a result of the repurchase.

(5) On May 31, 2007, we completed the sale of all of our ownership interest in Bass Pro Group, LLC to Bass Pro Group, LLC for a purchase price of $222.0 million in cash and recognized a pre-tax gain of $140.3 million on the sale.

(6) In 1999 we recognized a pre-tax gain of $459.3 million as a result of the divestiture of television station KTVT in Dallas-Ft. Worth in exchange for CBS Series B preferred stock, which was later converted into 11,003,000 shares of Viacom Class B common stock, $4.2 million of cash and other consideration. During 2000, we entered into a seven-year secured forward exchange contract ("SFEC") for a notional amount of $613.1 million with respect to 10,937,900 shares of the Viacom Class B common stock. We exchanged the 10,937,900 shares of Viacom Class B common stock for 5,468,950 shares of Viacom Stock and 5,468,950 shares of CBS Stock effective January 3, 2006. During May 2007, the SFEC matured and we delivered all of the Viacom Stock and CBS Stock to Credit Suisse in full satisfaction of the $613.1 million debt obligation under the SFEC. As a result, the debt obligation, Viacom Stock, CBS Stock, put option, call option, and deferred financing costs related to the SFEC were removed from the consolidated balance sheet during the second quarter of 2007. The CBS Stock and Viacom Stock were included in total assets at their market values of $394.9 million and $356.6 million at December 31, 2006 and 2005, respectively. Prepaid interest related to the secured forward exchange contract of $10.5 million and $37.3 million was included in total assets at December 31, 2006 and 2005, respectively.

(7) Related primarily to the construction of the Gaylord Palms, the Gaylord Texan and the Gaylord National.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overall Outlook

Our concentration in the hospitality industry, and in particular the large group meetings sector of the hospitality industry, exposes us to certain risks outside of our control. General economic conditions, particularly national and global economic conditions, can affect the number and size of meetings and conventions attending our hotels. Recessionary conditions in the national economy have resulted in economic pressures on the hospitality industry generally, and on our Company's operations and expansion plans. In recent quarters, we have experienced declines in hotel occupancy, weakness in future bookings by our core large group customers, lower spending levels by groups and increased cancellation and attrition levels. We believe that corporate customers in particular are delaying meetings and events and seeking to minimize spending. While we have re-focused our marketing efforts on booking rooms in 2010, in addition to later years, there can be no assurance that we can achieve acceptable occupancy and revenue levels during continued periods of economic distress, in light of decreased demand. We cannot predict when or if hospitality demand and spending will return to favorable levels, but we anticipate that our future financial results and growth will be further harmed if the economic slowdown continues for a significant period or becomes worse.

In addition, as more fully described below in "Factors and Trends Contributing to Operating Performance" we have experienced an increase in groups not fulfilling the minimum number of room nights originally contracted for, or rooms attrition. We believe that our contracts with our group customers (which generally require minimum levels of rooms revenue and banquet and catering revenues) provide a level of protection against the effects of these increased levels of attrition. There can be no assurance, however, that a prolonged recession in the national economy would not have a continuing adverse effect on our results of operations.

See "Forward-Looking Statements" and "Risk Factors" below for important information regarding forward-looking statements made in this report and risks and uncertainties the Company faces.

Recent Events

Convertible Senior Notes. As more fully described under "Principal Debt Agreements," during September 2009, we issued $360 million, including the exercise of an overallotment option, of 3.75% Convertible Senior Notes (the "Convertible Notes"). The Convertible Notes have a maturity date of October 1, 2014, and interest is payable semiannually in cash in arrears on April 1 and October 1, beginning April 1, 2010. The Convertible Notes are convertible, under certain circumstances, at the holder's option, into shares of our common stock, at an initial conversion rate of 36.6972 shares of common stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $27.25 per share.

Our net proceeds from the issuance of the Convertible Notes totaled approximately $317.1 million, after deducting discounts, commissions and offering expenses payable by us (including the net cost of the convertible note hedge transactions entered into in connection with the offering of the Convertible Notes, as described more fully below). We used the majority of these proceeds, together with cash on hand, to purchase, redeem or otherwise acquire all of our 8% senior notes originally due 2013, as more fully disclosed below. The remaining balance of the net proceeds may be used for general corporate purposes, which may include acquisitions, future development opportunities for new hotel properties, potential expansions or ongoing maintenance of our existing hotel properties, investments, or the repayment or refinancing of all or a portion of any of our outstanding indebtedness. We will continue to evaluate these possibilities in light of economic conditions and other factors.

We account for the liability (debt) and the equity (conversion option) components of the Convertible Notes in a manner that reflects our nonconvertible debt borrowing rate. Accordingly, we recorded a debt discount and corresponding increase to additional paid-in capital of $68.0 million as of the date of issuance. We are amortizing the debt discount utilizing the effective interest method over the life of the Convertible Notes, which increases the effective interest rate of the Convertible Notes from its coupon rate of 3.75% to 8.46%. We incurred cash interest expense of $3.5 million relating to the interest coupon on the Convertible Notes and non-cash interest expense of $2.9 million related to the amortization of the debt discount on the Convertible Notes in 2009. In addition, transaction costs of approximately $10.0 million were proportionally allocated between the liability and equity components.

Concurrently with the offering of the Convertible Notes, we entered into convertible note hedge transactions with respect to our common stock (the "Purchased Options") with counterparties affiliated with the initial purchasers of the Convertible Notes, for purposes of reducing the potential dilutive effect upon conversion of the Convertible Notes. The initial strike price of the Purchased Options is $27.25 per share of our common stock (the same as the initial conversion price of the Convertible Notes) and is subject to certain customary adjustments. The Purchased Options cover, subject to anti-dilution adjustments substantially similar to the Convertible Notes, approximately 13.2 million shares of common stock. We may settle the Purchased Options in shares, cash or a combination of cash and shares, at our option. The cost of the Purchased Options was approximately $76.7 million, which was recorded as a reduction to additional paid-in capital. The Purchased Options will expire on October 1, 2014.

Separately and concurrently with entering into the Purchased Options, we also entered into warrant transactions whereby we sold warrants to each of the hedge counterparties to acquire, subject to anti-dilution adjustments, up to approximately 13.2 million shares of common stock at an initial exercise price of $32.70 per share. The warrants may only be settled in shares of our common stock. The aggregate proceeds from the warrant transactions were approximately $43.7 million, which was recorded as an increase to additional paid-in capital.

Common Stock Issuance. Concurrently with the offering and sale of the Convertible Notes discussed above, during September 2009, we also offered and sold 6.0 million shares of our common stock, par value $0.01 per share, at a price to the public of $21.80 per share. Our net proceeds, after deducting discounts, commissions and expenses, was approximately $125.3 million. We used the majority of these proceeds, together with the proceeds from the Convertible Notes and cash on hand, to purchase, redeem or otherwise acquire all of our 8% senior notes originally due 2013, as more fully disclosed below.

Repurchase of Senior Notes. During the first nine months of 2009, we repurchased $88.6 million in aggregate principal amount of our outstanding senior notes ($61.6 million of 8% senior notes and $27.0 million of 6.75% senior notes) for $64.5 million. After adjusting for accrued interest, deferred financing costs, and other costs, we recorded a pre-tax gain of $24.7 million as a result of the repurchases, which is recorded as a net gain on extinguishment of debt in the accompanying financial information. We used available cash and borrowings under our revolving credit facility to finance the purchases and intend to consider additional repurchases of our 6.75% senior notes from time to time depending on market conditions.

On September 23, 2009, we commenced a cash tender offer for our outstanding 8% senior notes. Following the expiration of the tender offer on October 21, 2009, $223.6 million aggregate principal amount of our outstanding 8% senior notes had been validly tendered and were repurchased by us pursuant to the terms of the tender offer. We also called for redemption at a price of 102.667% of the principal amount thereof, plus accrued interest, on November 15, 2009, all remaining outstanding 8% senior notes. As a result, after adjusting for accrued interest, deferred financing costs, the deferred gain on a terminated swap related to these notes, and other costs, we recorded a pre-tax loss of $6.0 million as a result of the repurchase, which is recorded as an offset in the net gain on extinguishment of debt in the accompanying financial information. We used available cash and proceeds from the issuance of the Convertible Notes and our common stock offering to finance these purchases.

Employee Severance Costs. During 2009, as part of our cost containment initiative, we eliminated approximately 490 employee positions, which included positions in all segments of the organization. As a result, we recognized approximately $7.9 million in severance costs during 2009. These costs are comprised of operating costs and selling, general and administrative costs of $2.9 million and $5.0 million, respectively, for the year ended December 31, 2009 in the accompanying financial information.

Impairment of Goodwill. In connection with the preparation of our financial statements for the third quarter of 2009, as a result of significant adverse changes in the business climate of a reporting unit within our Opry and Attractions segment, we determined that the goodwill of this reporting unit may be impaired and performed an interim impairment review on this goodwill. As a result, we recorded an impairment charge of $6.6 million in 2009 to write down the carrying value of goodwill at the impaired reporting unit to its implied fair value of $0.3 million.

Agreements with Significant Stockholders. As discussed more fully in Note 13 to our consolidated financial statements included herein, during the first quarter of 2009, we amended our shareholder rights plan, entered into a settlement agreement with TRT Holdings, Inc. ("TRT"), and entered into a letter agreement with GAMCO Asset Management, Inc. ("GAMCO"). During 2009, we incurred various costs in connection with reaching agreements with these stockholders, reimbursing certain expenses pursuant to the settlement agreement with TRT, and preparing for a proxy contest of $1.0 million. In addition, we incurred costs of $0.9 million in connection with the settlement of our shareholder rights plan litigation, as described in our Current Report on Form 8-K filed with the SEC on

March 10, 2009. These costs are included in selling, general and administrative expense in the accompanying financial information.

Labor Union Activity. As of December 31, 2009, approximately 1,365 employees at Gaylord National were represented by labor unions, and, as of February 26, 2010, collective bargaining agreements had been negotiated with the four unions representing these employees. As a result, we anticipate an increase in labor and benefit costs in 2010.

Development Update

We invested heavily in our operations during 2008 and 2007, primarily in connection with continued improvements of the Gaylord Opryland, and the construction of the Gaylord National beginning in 2005 and continuing in 2006, 2007 and 2008. Our investments in 2009 consisted primarily of ongoing maintenance capital expenditures for our existing properties. Our investments in 2010 are also expected to consist primarily of ongoing maintenance capital expenditures for our existing properties.

As described above in "Recent Events", we have entered into a land purchase agreement with respect to a potential hotel development in Mesa, Arizona.

We are also considering expansions at Gaylord Opryland, Gaylord Texan, and Gaylord Palms, as well as other potential hotel sites throughout the country. We have made no commitments to construct expansions of our current facilities or to build new facilities. We are closely monitoring the condition of the economy and availability of attractive financing. We are unable to predict at this time when we might make such commitments or commence construction of these proposed expansion projects.

Our Current Operations

Our ongoing operations are organized into three principal business segments:

- Hospitality, consisting of Gaylord Opryland, Gaylord Palms, Gaylord Texan, Radisson Hotel at Opryland and, commencing in April 2008, Gaylord National, as well as our ownership interests in two joint ventures.

- Opry and Attractions, consisting of our Grand Ole Opry assets, our Corporate Magic event planning business, WSM-AM and our Nashville attractions.

- Corporate and Other, consisting of our corporate expenses and, prior to May 31, 2007, our ownership interests in certain entities.

For the years ended December 31, our total revenues were divided among these business segments as follows:

Segment	2009	2008	2007
Hospitality	**93%**	91%	90%
Opry and Attractions	**7%**	9%	10%
Corporate and Other	**0%**	0%	0%

We generate a significant portion of our revenues from our Hospitality segment. We believe that we are the only hospitality company whose stated primary focus is on the large group meetings and conventions sector of the lodging market. Our strategy is to continue this focus by concentrating on our "All-in-One-Place" self-contained service offerings and by emphasizing customer rotation among our convention properties, while also offering additional entertainment opportunities to guests and target customers.

Key Performance Indicators

The operating results of our Hospitality segment are highly dependent on the volume of customers at our hotels and the quality of the customer mix at our hotels. These factors impact the price we can charge for our hotel rooms and other amenities, such as food and beverage and meeting space. Key performance indicators related to revenue are:

- hotel occupancy (volume indicator);

- average daily rate ("ADR") (price indicator);
- Revenue per Available Room ("RevPAR") (a summary measure of hotel results calculated by dividing room sales by room nights available to guests for the period);
- Total Revenue per Available Room ("Total RevPAR") (a summary measure of hotel results calculated by dividing the sum of room, food and beverage and other ancillary service revenue by room nights available to guests for the period); and
- Net Definite Room Nights Booked (a volume indicator which represents the total number of definite bookings for future room nights at Gaylord hotels confirmed during the applicable period, net of cancellations).

We recognize Hospitality segment revenue from rooms as earned on the close of business each day and from concessions and food and beverage sales at the time of the sale. Attrition fees, which are charged to groups when they do not fulfill the minimum number of room nights or minimum food and beverage spending requirements originally contracted for, as well as cancellation fees, are recognized as revenue in the period they are collected. Almost all of our Hospitality segment revenues are either cash-based or, for meeting and convention groups meeting our credit criteria, billed and collected on a short-term receivables basis. Our industry is capital intensive, and we rely on the ability of our hotels to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash flow for future development.

The results of operations of our Hospitality segment are affected by the number and type of group meetings and conventions scheduled to attend our hotels in a given period. We attempt to offset any identified shortfalls in occupancy by creating special events at our hotels or offering incentives to groups in order to attract increased business during this period. A variety of factors can affect the results of any interim period, including the nature and quality of the group meetings and conventions attending our hotels during such period, which meetings and conventions have often been contracted for several years in advance, the level of attrition we experience, and the level of transient business at our hotels during such period.

Summary Financial Results

The following table summarizes our financial results for the years ended December 31, 2009, 2008 and 2007 (in thousands, except percentages and per share data):

	Years Ended December 31,				
	2009	**% Change**	**2008**	**% Change**	**2007**
Total revenues	**$ 879,121**	-5.6%	$ 930,869	24.5%	$ 747,723
Total operating expenses	**829,985**	-7.1%	893,403	26.8%	704,541
Operating income	**49,136**	31.1%	37,466	-13.2%	43,182
Net (loss) income	**(23)**	-100.5%	4,364	-96.1%	111,911
Net (loss) income per share — fully diluted	**(0.00)**	-100.4%	0.11	-95.8%	2.65

2009 Results As Compared to 2008 Results

The decrease in our total revenues and total operating expenses during 2009, as compared to the same period in 2008, was due primarily to decreased Hospitality segment revenues and operating expenses, as more fully described below.

These decreased Hospitality segment revenues and operating expenses were offset by a $12.7 million decrease in impairment charges and a $19.2 million decrease in preopening costs, which resulted in operating income increasing to $49.1 million for 2009, as compared to operating income of $37.5 million in 2008.

Our net loss was $0.02 million in 2009, as compared to net income of $4.4 million in 2008, due to our operating income described above and the following factors, each as described more fully below:

- Interest expense of $76.6 million in 2009, as compared to interest expense of $64.1 million in 2008, primarily due to a $15.6 million decrease in capitalized interest as a result of the completion of construction of Gaylord National in 2008, described below, which served to reduce our pre-tax income by $12.5 million in 2009 as compared to 2008.

- A provision for income taxes of $9.2 million in 2009, as compared to a provision for income taxes of $1.0 million in 2008, described below, which served to decrease our net income by $8.2 million in 2009 as compared to 2008.

- Interest income of $15.1 million in 2009, as compared to interest income of $12.7 million in 2008, primarily related to our receipt of the Gaylord National bonds in 2008 described below, which served to increase our pre-tax income by $2.4 million in 2009 as compared to 2008.

- Other gains and losses of $2.8 million in 2009, as compared to $0.5 million in 2008, primarily relating to the receipt of $3.6 million during 2009 under a tax increment financing arrangement related to the Ryman Auditorium, which served to increase our pre-tax income by $2.3 million in 2009 as compared to 2008.

2008 Results As Compared to 2007 Results

The increase in our total revenues and total operating expenses during 2008, as compared to the same period in 2007, was due primarily to increased Hospitality segment revenues and operating expenses, as more fully described below.

These increased Hospitality segment revenues and operating expenses, combined with $19.3 million in impairment charges described below, resulted in operating income of $37.5 million for 2008, as compared to operating income of $43.2 million in 2007.

Our net income was $4.4 million in 2008, as compared to $111.9 million in 2007, due to our operating income described above and the following factors, each as described more fully below:

- Other gains and losses of $0.5 million in 2008, as compared to $146.3 million in 2007, primarily relating to the one-time gain of $140.3 million on the sale of our interest in Bass Pro Group, LLC we recognized in 2007, which served to reduce our pre-tax income by $145.8 million in 2008 as compared to 2007.

- A provision for income taxes of $1.0 million in 2008, as compared to a provision for income taxes of $62.7 million in 2007, described below, which served to increase our net income by $61.7 million in 2008 as compared to 2007.

- Interest expense of $64.1 million in 2008, as compared to interest expense of $38.5 million in 2007, primarily due to a $26.0 million decrease in capitalized interest as a result of the completion of construction of Gaylord National in 2008, described below, which served to reduce our pre-tax income by $25.6 million in 2008 as compared to 2007.

- A gain of $19.9 million on the repurchase of a portion of our senior notes in 2008, which served to increase our pre-tax income in 2008 as compared to 2007.

- A loss on discontinued operations, net of taxes, of $0.2 million in 2008, as compared to a gain on discontinued operations, net of taxes, of $9.9 million in 2007, related primarily to the operations and disposition of our ResortQuest business, which served to decrease our net income by $10.1 million in 2008 as compared to 2007.

- Our previous investment in Viacom stock and CBS stock and the related secured forward exchange contract, which expired in 2007. As more fully described below, in 2007 we recognized an unrealized gain on our investment in Viacom and CBS stock of $6.4 million, and we recognized an unrealized gain on derivatives of $3.1 million in 2007. Due to the elimination of these items in 2007, our pre-tax income decreased by $9.5 million in 2008 as compared to 2007.

- Interest income of $12.7 million in 2008, as compared to interest income of $3.2 million in 2007, primarily related to our receipt of the Gaylord National bonds in 2008 described below, which served to increase our pre-tax income by $9.5 million in 2008 as compared to 2007.

Operating Results – Detailed Segment Financial Information

Hospitality Segment

Total Segment Results. The following presents the financial results of our Hospitality segment for the years ended December 31, 2009, 2008 and 2007 (in thousands, except percentages and performance metrics):

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
Hospitality revenue (1)	$ 814,154	-4.0%	$ 848,332	26.7%	$ 669,743
Hospitality operating expenses:					
Operating costs	482,420	-4.2%	503,599	28.3%	392,655
Selling, general and administrative	118,118	-3.7%	122,676	20.8%	101,593
Depreciation and amortization	101,444	4.3%	97,229	48.7%	65,369
Total Hospitality operating expenses	701,982	-3.0%	723,504	29.3%	559,617
Hospitality operating income (2)	$ 112,172	-10.1%	$ 124,828	13.4%	$ 110,126
Hospitality performance metrics:					
Occupancy (6)	65.8%	-8.9%	72.2%	-7.1%	77.7%
ADR	$ 169.23	-1.2%	$ 171.36	6.5%	$ 160.94
RevPAR (3) (6)	$ 111.30	-10.0%	$ 123.69	-1.2%	$ 125.13
Total RevPAR (4) (6)	$ 275.55	-9.9%	$ 305.74	-0.6%	$ 307.49
Net Definite Room Nights Booked (5)	1,039,000	-35.9%	1,620,000	-17.8%	1,970,000

(1) Hospitality results and performance metrics include the results of our Radisson Hotel for all periods presented.

(2) Hospitality operating income does not include the effect of preopening costs and impairment charges. See the discussion of preopening costs and impairment charges set forth below.

(3) We calculate Hospitality RevPAR by dividing room sales by room nights available to guests for the period. Hospitality RevPAR is not comparable to similarly titled measures such as revenues.

(4) We calculate Hospitality Total RevPAR by dividing the sum of room sales, food and beverage, and other ancillary services (which equals Hospitality segment revenue) by room nights available to guests for the period. Hospitality Total RevPAR is not comparable to similarly titled measures such as revenues.

(5) Net Definite Room Nights Booked included 196,000, 460,000 and 405,000 room nights during 2009, 2008 and 2007, respectively, related to Gaylord National, which opened in April 2008. Net Definite Room Nights Booked during 2008 included approximately 200,000 room nights related to the proposed hotel expansions.

(6) Excludes 5,171 and 48,752 room nights that were taken out of service during 2008 and 2007, respectively, as a result of a multi-year rooms renovation program at Gaylord Opryland. The rooms renovation program was completed in February 2008. Also excludes 1,408 room nights that were not in service during 2008, as these rooms were not released from construction on the date Gaylord National commenced normal operations.

The decrease in total Hospitality segment revenue for 2009, as compared to 2008, was due primarily to a decrease in same-store Hospitality segment revenue during 2009, as compared to 2008, due to decreased occupancy levels, decreased ADR and decreased outside-the-room spending. The impact of these items was partially offset by Gaylord National being in service for the full year of 2009, as well as increased collection of attrition and cancellation fees.

The increase in total Hospitality segment revenue for 2008, as compared to 2007, was due primarily to the opening of the Gaylord National in April 2008. Same-store Hospitality segment revenue during 2008, as compared to 2007, increased slightly due to increased ADR and increased collection of attrition and cancellation fees, although the impact of these items was partially offset by lower same-store occupancy levels, as described more fully below.

Hospitality segment operating expenses consist of direct operating costs, selling, general and administrative expenses, and depreciation and amortization expense. The decrease in Hospitality operating expenses for 2009, as compared to 2008, is primarily attributable to decreases in operating expenses for our same-store Hospitality properties for 2009, partially offset by increased operating expenses associated with the fact that the Gaylord National was not operational for all of 2008 (the Gaylord National opened in April 2008). Total Hospitality segment operating expenses were also impacted by $3.4 million of severance costs recognized during 2009. The increase in Hospitality operating expenses during 2008, as compared to 2007, is primarily due to the opening of the Gaylord National, as described more fully below.

Hospitality operating costs, which consist of direct costs associated with the daily operations of our hotels (primarily room, food and beverage and convention costs), decreased during 2009, as compared to 2008, due to decreases in operating costs for our same-store Hospitality properties for 2009, partially offset by the fact that the Gaylord National was not operational for all of 2008 (the Gaylord National opened in April 2008). Hospitality operating costs increased for 2008, as compared to 2007, primarily due to the opening of the Gaylord National, as described more fully below.

Total Hospitality segment selling, general and administrative expenses, consisting of administrative and overhead costs, decreased in 2009, as compared to 2008, at each of our same-store Hospitality segment properties, primarily due to our cost containment initiative, partially offset by the fact that the Gaylord National was not operational for all of 2008 (the Gaylord National opened in April 2008). Total Hospitality segment selling, general and administrative increased during 2008, as compared to 2007, due primarily to the opening of Gaylord National. Same-store Hospitality selling, general and administrative expenses decreased slightly during 2008 primarily as a result of continued focus on cost control, as described below.

Hospitality depreciation and amortization expense increased during 2009, as compared to 2008, as well as during 2008, as compared to 2007, due to the opening of the Gaylord National and the related fixed assets placed into service.

Property-Level Results. The following presents the property-level financial results for Gaylord Opryland, Gaylord Palms and Gaylord Texan for the years ended December 31, 2009, 2008 and 2007 and for Gaylord National for the years ended December 31, 2009 and 2008 (Gaylord National opened in April 2008):

Gaylord Opryland Results. The results of Gaylord Opryland for the years ended December 31, 2009, 2008 and 2007 are as follows (in thousands, except percentages and performance metrics):

	Years Ended December 31,				
	2009	**% Change**	**2008**	**% Change**	**2007**
Total revenues	**$ 247,053**	-16.7%	$ 296,666	3.7%	$ 286,021
Operating expense data:					
Operating costs	**151,367**	-13.5%	174,927	1.2%	172,908
Selling, general and administrative	**33,723**	-10.5%	37,692	-10.0%	41,873
Hospitality performance metrics:					
Occupancy (1)	**66.5%**	-12.4%	75.9%	-5.4%	80.2%
ADR	**$ 150.07**	-4.6%	$ 157.30	3.8%	$ 151.50
RevPAR (1)	**$ 99.74**	-16.4%	$ 119.32	-1.9%	$ 121.57
Total RevPAR (1)	**$ 235.10**	-16.9%	$ 282.90	-0.8%	$ 285.22

(1) Excludes 5,171 and 48,752 room nights that were taken out of service during the years ended December 31, 2008 and 2007, respectively, as a result of a multi-year rooms renovation program at Gaylord Opryland. The rooms renovation program was completed in February 2008.

The decrease in Gaylord Opryland revenue, RevPAR and Total RevPAR during 2009, as compared to 2008, was due to a combination of lower occupancy and a lower ADR, as the hotel experienced lower levels of group business during the period than in the prior year. This decrease in group business also led to decreases in banquet, catering and other outside-the-room spending at the hotel, which reduced the hotel's Total RevPAR for the period. These decreases were partially offset by increased collection of attrition and cancellation fees during the 2009 period.

The increase in Gaylord Opryland revenue during 2008, as compared to 2007, was primarily due to a combination of a higher ADR and increased collection of attrition and cancellation fees. The increased ADR was due to a shift toward more corporate business groups with higher room rates. These increases were partially offset by lower occupancy rates.

Operating costs at Gaylord Opryland during 2009, as compared to 2008, decreased due to decreased variable operating costs associated with the lower levels of occupancy and outside-the-room spending at the hotel, as well as aggressive management of costs. Operating costs during 2008 remained relatively stable as compared to 2007.

Selling, general and administrative expenses at Gaylord Opryland decreased during 2009, as compared to 2008, primarily due to the results of our cost containment initiative and a decrease in bad debt expense associated with the write-down of a receivable from a large convention customer in the prior year. Selling, general and administrative expenses at Gaylord Opryland decreased in 2008, as compared to 2007, primarily due to lower incentive compensation expense and cost control measures in 2008. In addition, the 2007 period was impacted by a one-time charge incurred by Gaylord Opryland in 2007 in connection with the early termination of the lease held by the third-party operator of the Gaylord Opryland food court. These decreases in selling, general and administrative expenses were partially offset by an increase in bad debt expense associated with the write-down of a receivable from a large convention customer in 2008.

Gaylord Palms Results. The results of Gaylord Palms for the years ended December 31, 2009, 2008 and 2007 are as follows (in thousands, except percentages and performance metrics):

	Years Ended December 31,				
	2009	**% Change**	**2008**	**% Change**	**2007**
Total revenues	$ **157,209**	-13.0%	$ 180,777	-0.6%	$ 181,826
Operating expense data:					
Operating costs	**90,365**	-11.4%	102,011	-1.4%	103,453
Selling, general and administrative	**28,342**	-12.9%	32,528	1.2%	32,154
Hospitality performance metrics:					
Occupancy	**67.0%**	-13.3%	77.3%	0.3%	77.1%
ADR	$ **176.13**	-1.3%	$ 178.42	-1.2%	$ 180.52
RevPAR	$ **118.01**	-14.4%	$ 137.93	-0.9%	$ 139.18
Total RevPAR	$ **306.34**	-12.8%	$ 351.30	-0.8%	$ 354.30

The decrease in Gaylord Palms revenue, RevPAR and Total RevPAR in 2009, as compared to 2008, was primarily due to a combination of decreased occupancy and a lower ADR at the hotel during the period. The hotel suffered a decrease in group business during 2009, which also led to decreases in banquet, catering and other outside-the-room spending at the hotel. This reduced the hotel's Total RevPAR for the period. These decreases were partially offset by increased collection of attrition and cancellation fees.

Revenue decreased slightly at Gaylord Palms during 2008, as compared to 2007, due to lower ADR and lower banquet revenue, both primarily due to a decrease in corporate business groups and a shift in customer mix toward more transient business with lower nightly room rates and less outside-the-room spending. This decrease was partially offset by increased collection of attrition and cancellation fees.

Operating costs at Gaylord Palms during 2009 decreased as compared to 2008, primarily due to decreased variable operating costs associated with the lower levels of occupancy and outside-the-room spending at the hotel, as well as aggressive management of costs. Operating costs at Gaylord Palms decreased slightly during 2008, as compared to 2007, primarily as a result of decreased costs associated with the decrease in banquet revenue, as well as cost control measures in 2008.

Selling, general and administrative expenses decreased during 2009, as compared to 2008, primarily due to a decrease in expenses associated with certain cost control methods implemented by the hotel. Selling, general and administrative expenses during 2008 remained relatively stable as compared to 2007.

Gaylord Texan Results. The results of Gaylord Texan for the years ended December 31, 2009, 2008 and 2007 are as follows (in thousands, except percentages and performance metrics):

	Years Ended December 31,				
	2009	**% Change**	**2008**	**% Change**	**2007**
Total revenues	**$ 171,357**	-11.1%	$ 192,706	0.0%	$ 192,777
Operating expense data:					
Operating costs	**98,224**	-13.1%	113,091	0.7%	112,333
Selling, general and administrative	**22,223**	-6.5%	23,770	-6.4%	25,391
Hospitality performance metrics:					
Occupancy	**66.3%**	-7.9%	72.0%	-3.9%	74.9%
ADR	**$ 165.13**	-7.7%	$ 178.88	3.4%	$ 172.92
RevPAR	**$ 109.49**	-15.0%	$ 128.77	-0.6%	$ 129.55
Total RevPAR	**$ 310.74**	-10.8%	$ 348.46	-0.3%	$ 349.54

The decrease in Gaylord Texan revenue, RevPAR and Total RevPAR during 2009, as compared to 2008, was primarily due to a combination of decreased occupancy and a lower ADR at the hotel during 2009, as the hotel suffered a decrease in group business. This decrease in group business also led to decreases in banquet, catering and other outside-the-room spending at the hotel, which reduced the hotel's Total RevPAR for the period. These decreases were partially offset by increased collection of attrition and cancellation fees during 2009.

Revenue at Gaylord Texan remained stable during 2008, as compared to 2007. Lower occupancy due to lower group business and decreased banquet revenue during 2008 was offset by increased ADR, as a result of higher resort fees, increased revenues from the hotel's ICE! holiday exhibit, and higher collection of attrition and cancellation fees.

Operating costs at Gaylord Texan decreased during 2009, as compared to 2008, primarily due to decreased variable operating costs associated with the lower levels of occupancy and outside-the-room spending at the hotel, aggressive management of costs, and lower utility costs due to declines in rate and usage. Operating costs at the Gaylord Texan remained relatively stable during 2008, as compared to 2007.

Selling, general and administrative expenses decreased during 2009, as compared to 2008, primarily due to the results of our cost containment initiative. The decrease in selling, general and administrative expense at the Gaylord Texan for 2008, as compared to 2007, was due primarily to a decrease in incentive compensation and rental expenses.

Gaylord National Results. Gaylord National commenced normal operations in early April 2008. The results of Gaylord National for the years ended December 31, 2009 and 2008 are as follows (in thousands, except percentages and performance metrics):

	Years Ended December 31,		
	2009	**% Change**	**2008**
Total revenues	**$ 231,341**	36.7%	$ 169,224
Operating expense data:			
Operating costs	**139,368**	27.1%	109,629
Selling, general and administrative	**31,982**	19.6%	26,750
Hospitality performance metrics:			
Occupancy (1)	**64.4%**	4.5%	61.6%
ADR	**$ 206.86**	2.0%	$ 202.72
RevPAR (1)	**$ 133.16**	6.7%	$ 124.84
Total RevPAR (1)	**$ 317.54**	2.7%	$ 309.09

(1) Excludes 1,408 room nights that were not in service during the year ended December 31, 2008 as these rooms were not released from construction on the date Gaylord National commenced normal operations.

Opry and Attractions Segment

The following presents the financial results of our Opry and Attractions segment for the years ended December 31, 2009, 2008 and 2007 (in thousands, except percentages):

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
Total revenues	$ 64,875	-21.0%	$ 82,125	5.6%	$ 77,769
Operating expense data:					
Operating costs	39,604	-25.1%	52,908	11.6%	47,422
Selling, general and administrative	16,644	-10.9%	18,682	2.4%	18,247
Depreciation and amortization	4,699	-4.0%	4,894	-11.0%	5,500
Operating income (1)	$ 3,928	-30.4%	$ 5,641	-14.5%	$ 6,600

(1) Opry and Attractions segment operating income does not include the effect of impairment charges. See the discussion of impairment and other charges set forth below.

The decrease in revenues in the Opry and Attractions segment during 2009, as compared to 2008, is primarily due to a decrease in revenues at our Corporate Magic corporate event planning business, as its customers held fewer events in 2009 as compared to 2008 due to lower levels of group travel. Opry and Attractions segment revenues increased in 2008, as compared to 2007, due primarily to an increase in revenues at our Corporate Magic corporate event planning business, as it produced more large corporate events in 2008 compared to 2007, as well as a slight increase in revenues for the Grand Ole Opry.

The decrease in Opry and Attractions operating costs during 2009, as compared to 2008, was due primarily to decreased variable costs at our Corporate Magic business associated with the decreased revenues described above. Opry and Attractions operating costs increased in 2008, as compared to 2007, due primarily to increased variable expenses at our Corporate Magic business and the Grand Ole Opry associated with the increased revenues described above.

The decrease in Opry and Attractions selling, general and administrative expenses during 2009, as compared to 2008, was due primarily to our cost containment initiative. Selling, general and administrative expenses during 2008 remained relatively stable as compared to 2007.

Corporate and Other Segment

The following presents the financial results of our Corporate and Other segment for the year ended December 31, 2009, 2008 and 2007 (in thousands, except percentages):

	Years Ended December 31,				
	2009	% Change	2008	% Change	2007
Total revenues	$ 92	-77.7%	$ 412	95.3%	$ 211
Operating expense data:					
Operating costs	9,233	-6.3%	9,859	10.8%	8,898
Selling, general and administrative	40,788	8.9%	37,451	-8.3%	40,859
Depreciation and amortization	10,449	36.6%	7,651	18.1%	6,480
Operating loss (1)	$ (60,378)	-10.7%	$ (54,549)	2.6%	$ (56,026)

(1) Corporate and Other segment operating loss does not include the effect of impairment charges. See the discussion of impairment and other charges set forth below.

Corporate and Other segment revenue consists of rental income and corporate sponsorships.

Corporate and Other operating expenses consist of operating costs, selling, general and administrative expenses, and depreciation and amortization expense. Corporate and Other operating costs, which consist primarily of costs associated with information technology, decreased during 2009, as compared to 2008, due primarily to a decrease in employment costs associated with our cost containment initiative. Corporate and Other selling, general and administrative expenses, which consist of senior management salaries and benefits, legal, human resources, accounting, pension and other administrative costs, increased during 2009, as compared to 2008, due primarily to $4.0 million in severance costs incurred as part of our cost containment initiative, a $3.0 million non-cash charge to recognize compensation expense related to the surrender of certain executives' stock options, and $1.9 million in expenses discussed above in "Recent Events" associated with preparing for a proxy contest, including reaching agreements with TRT and GAMCO, reimbursing certain expenses pursuant to the TRT Agreement, and settlement of our shareholder rights plan litigation. These increases were partially offset by consulting costs associated with a company-wide performance optimization project in 2008 that did not recur in 2009 and a decrease in employment costs associated with our cost containment initiative. Corporate and Other depreciation and amortization expense, which is primarily related to information technology equipment and capitalized electronic data processing software costs, increased during 2009, as compared to 2008, due to additional information technology equipment and capitalized software costs placed in service.

Corporate and Other operating increased during 2008, as compared to 2007, due primarily to increased software and hardware maintenance and consulting costs. Corporate and Other selling, general and administrative expenses decreased in 2008, as compared to 2007, due primarily to a decrease in incentive compensation costs and pension costs, partially offset by an increase in consulting costs associated with a company-wide cost structure analysis and performance optimization project. Corporate and Other depreciation and amortization expense increased in 2008, as compared to 2007, due to additional capitalized software costs placed in service.

Operating Results - Preopening costs

We expense the costs associated with start-up activities and organization costs of our hotel development activities as incurred. Preopening costs for 2008 and 2007 were $19.1 million and $17.5 million, respectively, the majority of which were related to the construction of the Gaylord National, which opened in April 2008.

Operating Results – Impairment and other charges

Goodwill. We perform an annual review of goodwill for impairment, and during interim periods if there are triggering events, by comparing the carrying value of the applicable reporting unit to the fair value of the reporting unit. If the fair value is less than the carrying value then we measure potential impairment by allocating the fair value of the reporting unit to the tangible assets and liabilities of the reporting unit in a manner similar to a business combination purchase price allocation. The remaining fair value of the reporting unit after assigning fair values to all of the reporting unit's assets and liabilities represents the implied fair value of goodwill of the reporting unit. The impairment is measured by the difference between the carrying value of goodwill and the implied fair value of goodwill. In connection with the preparation of our financial statements for the third quarter of 2009, as a result of significant adverse changes in the business climate of a reporting unit within our Opry and Attractions segment, we determined that the goodwill of this reporting unit may be impaired and performed an interim impairment review on the goodwill associated with this reporting unit as described above. As a result, we recorded an impairment charge of $6.6 million during 2009, to write down the carrying value of goodwill at the impaired reporting unit to its implied fair value of $0.3 million. We estimated the fair value of the reporting unit by using a discounted cash flow analysis that utilized comprehensive cash flow projections, as well as assumptions based on market data to the extent available. The discount rate utilized in this analysis was 16%, which reflected market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view of risks associated with the projected cash flows of the reporting unit.

Termination of Purchase Agreement for Westin La Cantera Resort. On April 15, 2008, we terminated the Agreement of Purchase and Sale dated as of November 19, 2007 (the "Purchase Agreement") with LCWW Partners, a Texas joint venture, and La Cantera Development Company, a Delaware corporation (collectively, "Sellers"), to acquire the assets related to the Westin La Cantera Resort, located in San Antonio, Texas, on the basis that we did not obtain financing satisfactory to us. Pursuant to the terms of the Purchase Agreement and a subsequent amendment, we forfeited a $10.0 million deposit previously paid to Sellers. As a result, we recorded an impairment charge of $12.0 million during 2008 to write off the deposit, as well as certain transaction-related expenses that were also capitalized in connection with the potential acquisition.

Termination of Potential Development in Chula Vista, California. On November 17, 2008, we announced that we had terminated our plans to develop a resort and convention hotel in Chula Vista, California, due to prolonged planning and approval processes, a complicated regulatory and legal structure, and excessive off-site infrastructure costs. During 2008, we incurred a non-cash impairment charge of approximately $4.7 million to write off certain costs that were capitalized in connection with the Chula Vista project.

Investment in Waipouli Holdings, LLC. Through a joint venture arrangement, we hold an 18.1% ownership interest in Waipouli Holdings, LLC, which, through a wholly-owned subsidiary, owns the ResortQuest Kauai Beach at Makaiwa Hotel, located in Kapaa, Hawaii ("the Kauai Hotel"). During the fourth quarter of 2008, we determined that we would not be able to recover our investment in Waipouli Holdings, LLC by either continuing to operate the hotel or by selling the hotel. Therefore, we recorded an impairment charge of $2.5 million in 2008 to write off our investment balance and accrue the estimated costs of disposal related to Waipouli Holdings, LLC.

Non-Operating Results Affecting Net (Loss) Income

General

The following table summarizes the other factors which affected our net (loss) income for the years ended December 31, 2009, 2008 and 2007 (in thousands, except percentages):

	Years Ended December 31,				
	2009	**% Change**	**2008**	**% Change**	**2007**
Interest expense, net of amounts capitalized	**$ (76,592)**	-19.5%	$ (64,069)	-66.3%	$ (38,536)
Interest income	**15,087**	18.9%	12,689	292.4%	3,234
Unrealized gain on Viacom Stock and CBS Stock and derivatives, net	**-**	0.0%	-	-100.0%	9,479
(Loss) income from unconsolidated companies	**(5)**	99.3%	(746)	-177.4%	964
Net gain on extinguishment of debt	**18,677**	-6.0%	19,862	100.0%	-
Other gains and (losses)	**2,847**	528.5%	453	-99.7%	146,330
Provision for income taxes	**9,197**	779.3%	1,046	-98.3%	62,665
Income (loss) from discontinued operations, net of taxes	**24**	109.8%	(245)	-102.5%	9,923

Interest Expense, Net of Amounts Capitalized

Interest expense, net of amounts capitalized, increased $12.5 million to $76.6 million (net of capitalized interest of $0.8 million) in 2009 as compared to 2008, due primarily to a $15.6 million decrease in capitalized interest as a result of the completion of construction of Gaylord National in 2008, $6.7 million in interest expense related to the Convertible Notes issued in 2009 and $4.5 million of increased interest expense under our $1.0 billion credit facility as a result of higher average debt balances during 2009. These increases are partially offset by decreases in interest expense on our 8% senior notes and 6.75% senior notes of $10.0 million and $2.7 million, respectively, as a result of the Company's redemption and repurchase of all of the 8% senior notes and a portion of the 6.75% senior notes, and the 2008 period including $1.3 million for the write-off of deferred financing costs associated with the refinancing of our $1.0 billion credit facility. Our weighted average interest rate on our borrowings, excluding the write-off of deferred financing costs during the period, was 6.2% in 2009 as compared to 6.5% in 2008.

Interest expense, net of amounts capitalized, increased $25.5 million to $64.1 million (net of capitalized interest of $16.4 million) in 2008 as compared to 2007, due primarily to a $26.0 million decrease in capitalized interest as a result of the construction of Gaylord National, and the impact of higher average debt balances during 2008. These increases were partially offset by the impact of the maturity of the secured forward exchange contract, which is further described below. Our weighted average interest rate on our borrowings, including the interest expense associated with the secured forward exchange contract but excluding the write-off of deferred financing costs during the period, was 6.5% in 2008 as compared to 7.3% in 2007.

As further discussed in Note 9 to our consolidated financial statements for the year ended December 31, 2009 included herewith, the secured forward exchange contract related to our Viacom Stock and CBS Stock investments resulted in non-cash interest expense of $10.5 million during 2007.

Interest Income

The increase in interest income during 2009, as compared to 2008, is primarily due to $14.8 million of interest income on the bonds that were received in April 2008 in connection with the development of Gaylord National, which included $12.6 million of interest that accrued on the bonds subsequent to their delivery to us and $2.2 million related to amortization of the discount on the bonds. The 2008 period included $11.3 million of interest income on these bonds, which included $9.4 million of interest that accrued on the bonds subsequent to their delivery to us and $1.9 million related to amortization of the discount on the bonds.

Unrealized Gain on Viacom and CBS Stock and Derivatives, Net

Prior to May 2007, we held a secured forward exchange contract with an affiliate of Credit Suisse with respect to our investment in Viacom Stock and CBS Stock. In May 2007, the secured forward exchange contract matured, and we delivered all of the Viacom Stock and CBS Stock to Credit Suisse in full satisfaction of the $613.1 million debt obligation under the SFEC. As a result, the debt obligation, Viacom Stock, CBS Stock, put option, call option, and deferred financing costs related to the secured forward exchange contract were removed from the consolidated balance sheet.

During 2007, we recorded a net pre-tax gain of $6.4 million related to the increase in fair value of the Viacom Stock and CBS Stock and a net pre-tax gain of $3.1 million related to the increase in fair value of the derivatives associated with the secured forward exchange contract.

Income From Unconsolidated Companies

We account for our minority investments in Bass Pro Group, LLC (prior to the sale of our ownership interest), RHAC Holdings, LLC (the joint venture entity which owns the ResortQuest Waikiki Beach Hotel), and Waipouli Holdings, LLC (the joint venture entity which owns the ResortQuest Kauai Beach at Makaiwa Hotel) under the equity method of accounting. Income from unconsolidated companies for the years ended December 31, 2009, 2008 and 2007 consisted of equity method (loss) income from these investments as follows (in thousands, except percentages):

	Years Ended December 31,				
	2009	**% Change**	**2008**	**% Change**	**2007**
Bass Pro	$ -	0.0%	$ -	-100.0%	$ 1,694
RHAC Holdings, LLC	(5)	-101.5%	334	854.3%	35
Waipouli Holdings, LLC (1)	-	100.0%	(1,080)	-41.2%	(765)
Total	$ (5)	99.3%	$ (746)	-177.4%	$ 964

(1) Equity method loss for Waipouli Holdings, LLC for 2008 does not include the effect of an impairment charge. See the discussion of impairment and other charges set forth above.

Bass Pro. Prior to May 31, 2007, we owned 13.0% of Bass Pro Group, LLC, the owner of the Bass Pro, Inc., Tracker Marine Boats and Big Cedar Lodge businesses. On May 31, 2007, we completed the sale of all of our ownership interest in Bass Pro Group, LLC to Bass Pro Group, LLC for a purchase price of $222.0 million in cash. We recognized a pre-tax gain of $140.3 million from the sale of our interest in Bass Pro Group, LLC, which is recorded in other gains and losses as described below. We recorded equity method income from our investment in Bass Pro prior to the date of sale as shown above.

RHAC Holdings, LLC (ResortQuest Waikiki Beach Hotel). Through a joint venture arrangement with G.O. IB-SIV US, a private real estate fund managed by DB Real Estate Opportunities Group ("IB-SIV"), we hold a 19.9% ownership interest in RHAC Holdings, LLC, which we acquired in 2005 in exchange for an initial capital contribution of $4.7 million to RHAC Holdings, LLC. Through a wholly-owned subsidiary, RHAC, LLC, RHAC Holdings LLC owns the 716-room ResortQuest Waikiki Beach Hotel and related assets located in Honolulu, Hawaii ("the Waikiki Hotel"). IB-SIV is the managing member of RHAC Holdings, LLC, but certain actions of RHAC Holdings, LLC initiated by IB-SIV require our approval as a member. In addition, under the joint venture arrangement, Aston Hotels & Resorts (recently renamed from ResortQuest Hawaii, which we formerly owned) manages the hotel under a 20-year hotel management agreement from RHAC, LLC and Aston Hotels & Resorts is responsible for the day-to-day operations of the Waikiki Hotel in accordance with RHAC, LLC's business plan.

Waipouli Holdings, LLC (ResortQuest Kauai Beach at Makaiwa Hotel). Through a joint venture arrangement with RREEF Global Opportunities Fund II, LLC, a private real estate fund managed by DB Real Estate Opportunities Group ("RREEF"), we hold an 18.1% ownership interest in Waipouli Holdings, LLC, which we acquired in 2006 in exchange for an initial capital contribution of $3.8 million to Waipouli Holdings, LLC. Through a wholly-owned subsidiary, Waipouli Owner, LLC, Waipouli Holdings, LLC owns the 311-room Kauai Hotel. RREEF is the managing member of Waipouli Holdings, LLC, but certain actions of Waipouli Holdings, LLC initiated by RREEF require our approval as a member. In addition, under the joint venture arrangement, Aston Hotels & Resorts (recently renamed from ResortQuest Hawaii, which we formerly owned) manages the hotel under a five-year hotel management agreement from Waipouli Owner, LLC and Aston Hotels & Resorts is responsible for the day-to-day operations of the Kauai Hotel in accordance with Waipouli Owner, LLC's business plan.

As more fully discussed above in "Operating Results – Impairment and other charges," we recognized a non-cash impairment charge of approximately $2.5 million during 2008 to write off our investment in Waipouli Holdings, LLC.

Net Gain on Extinguishment of Debt

During the first nine months of 2009, we repurchased $88.6 million in aggregate principal amount of our outstanding senior notes ($61.6 million of 8% senior notes and $27.0 million of 6.75% senior notes) for $64.5 million. After adjusting for accrued interest, deferred financing costs, and other costs, we recorded a pre-tax gain of $24.7 million as a result of the repurchases.

On September 23, 2009, we commenced a cash tender offer for our outstanding 8% senior notes. Following the expiration of the tender offer on October 21, 2009, $223.6 million aggregate principal amount of our outstanding 8% senior notes had been validly tendered and were repurchased by us pursuant to the terms of the tender offer. We also called for redemption at a price of 102.667% of the principal amount thereof, plus accrued interest, on November 15, 2009, all remaining outstanding 8% senior notes. As a result of these transactions, after adjusting for accrued interest, deferred financing costs, the deferred gain on a terminated swap related to these notes, and other costs, we recorded a pre-tax loss of $6.0 million, which is recorded as an offset in the net gain on extinguishment of debt in the accompanying financial information.

During 2008, we repurchased $45.8 million in aggregate principal amount of our outstanding senior notes ($28.5 million of 8% senior notes and $17.3 million of 6.75% senior notes) for $25.6 million. After adjusting for accrued interest and deferred financing costs, we recorded a pre-tax gain of $19.9 million as a result of the repurchase.

Other Gains and (Losses)

Our other gains and (losses) during 2009 primarily consisted of the receipt of $3.6 million under a tax increment financing arrangement related to the Ryman Auditorium, partially offset by other miscellaneous income and expenses.

Our other gains and (losses) for 2008 primarily consisted of a $1.3 million gain from the termination of certain interest rate swaps in connection with the refinancing of our $1.0 billion credit facility, partially offset by other miscellaneous income and expenses.

Our other gains and (losses) for 2007 primarily consisted of a $140.3 million gain on the sale of our investment in Bass Pro Group, LLC, as well as a dividend distribution related to our investment in CBS Stock and a gain on the sale of the previously utilized corporate aircraft.

Provision for Income Taxes

The effective tax rate as applied to pre-tax income from continuing operations differed from the statutory federal rate due to the following:

	Years Ended December 31,		
	2009	2008	2007
U.S. federal statutory rate	**35%**	35%	35%
State taxes (net of federal tax benefit and change in valuation allowance)	**40%**	0%	1%
Permanent items	**-13%**	-22%	0%
Nondeductible goodwill impairment	**25%**	0%	0%
Discontinued operations	**0%**	0%	2%
Unrecognized tax benefits	**14%**	5%	0%
	101%	18%	38%

The increase in our effective tax rate for 2009, as compared to 2008, resulted primarily from the impact of permanent differences related to goodwill impairment not deductible for taxes, increases in state valuation allowances, and the impact of state taxes payable in relation to pre-tax income.

The decrease in our effective tax rate for 2008, as compared to 2007, was due primarily to the impact of permanent differences relative to pre-tax income for each of the respective periods.

Income (Loss) from Discontinued Operations, Net of Taxes

We reflect the following businesses as discontinued operations in our financial results for the years ended December 31, 2009, 2008 and 2007. The results of operations, net of taxes (prior to their disposal where applicable), and the estimated fair value of the assets and liabilities of these businesses have been reflected in our consolidated financial statements as discontinued operations for all periods presented.

ResortQuest. During the second quarter of 2007, in a continued effort to focus on our Gaylord Hotels and Opry and Attractions businesses, we committed to a plan of disposal of our ResortQuest business. On May 31, 2007, we completed the sale of our ResortQuest Hawaii operations through the transfer of all of our equity interests in our ResortQuest Hawaii subsidiaries ("ResortQuest Hawaii") to Vacation Holdings Hawaii, Inc., an affiliated company of Interval International, for $109.1 million in cash, prior to giving effect to a purchase price adjustment based on the working capital of ResortQuest Hawaii as of the closing. We retained our 19.9% ownership interest in RHAC Holdings, LLC and our 18.1% ownership interest in Waipouli Holdings LLC, which ownership interests were excluded from this transaction. During 2007, we recognized a pre-tax gain of $50.0 million in discontinued operations related to the sale of ResortQuest Hawaii. In connection with the sale of ResortQuest Hawaii, we recorded pre-tax restructuring charges for employee severance benefits of $0.4 million during 2007, all of which was included in the pre-tax gain on the sale of ResortQuest Hawaii.

On June 1, 2007, we completed the sale of the remainder of the operations of our ResortQuest subsidiary through the transfer of all of our capital stock in our ResortQuest Mainland subsidiary ("ResortQuest Mainland") to BEI-RZT Corporation, a subsidiary of Leucadia National Corporation for $35.0 million, prior to giving effect to certain purchase price adjustments, including a purchase price adjustment based on the working capital of ResortQuest Mainland as of the closing. We recognized a pre-tax loss of $59.5 million in discontinued operations for 2007 related to the sale of ResortQuest Mainland. In connection with the sale of ResortQuest Mainland, we recorded pre-tax restructuring charges for employee severance benefits of $0.4 million for 2007, of which $0.3 million was included in the pre-tax loss on the sale of ResortQuest Mainland. We recorded pre-tax restructuring charges for employee severance benefits of $0.3 million during 2008.

The following table reflects the results of operations of businesses accounted for as discontinued operations for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
Revenues:			
ResortQuest	$ -	$ -	$ 91,229
Operating loss:			
ResortQuest	**$ (97)**	$ (354)	$ (4,460)
Other	**10**	-	517
Restructuring charges	**-**	(262)	(125)
Total operating loss	**(87)**	(616)	(4,068)
Interest expense, net of amounts capitalized	**(1)**	(4)	(17)
Interest income	**-**	-	309
Other gains and (losses)			
ResortQuest	**24**	159	(9,450)
Other	**95**	55	-
Total other gains and (losses)	**119**	214	(9,450)
Income (loss) before (provision) benefit for income taxes	**31**	(406)	(13,226)
(Provision) benefit for income taxes	**(7)**	161	23,149
Income (loss) from discontinued operations	**$ 24**	$ (245)	$ 9,923

Included in other gains and (losses) for 2009 and 2008 are miscellaneous income and expenses. Included in other gains and (losses) for 2007 is a pre-tax gain of $50.0 million on the sale of ResortQuest Hawaii and a pre-tax loss of $59.5 million on the sale of ResortQuest Mainland. The remaining gains and (losses) in 2007 are primarily comprised of other miscellaneous income and expenses.

The benefit for income taxes in 2007 primarily relates to a permanent tax benefit recognized due to differences between book and tax basis on the sales of ResortQuest Hawaii and ResortQuest Mainland, the Company settling certain ResortQuest issues with the Internal Revenue Service related to periods prior to the acquisition of ResortQuest, the tax effect of interest charged to ResortQuest International, Inc. during the period, and the write-off of taxable goodwill associated with the ResortQuest markets sold in this period.

Liquidity and Capital Resources

Cash Flows From Operating Activities. Cash flow from operating activities is the principal source of cash used to fund our operating expenses, interest payments on debt, and maintenance capital expenditures. During 2009, our net cash flows provided by our operating activities – continuing operations were $123.5 million, reflecting primarily our income from continuing operations before non-cash depreciation expense, amortization expense, impairment charges, income tax provision, stock-based compensation expense, loss from unconsolidated companies, net gain on extinguishment of debt, and losses on the sales of certain fixed assets of approximately $159.7 million, partially offset by unfavorable changes in working capital of approximately $36.1 million. The unfavorable changes in working capital primarily resulted from an increase in income taxes receivable, an increase in interest receivable associated with the bonds that were received in connection with the development of Gaylord National, and a decrease in accrued compensation. These unfavorable changes in working capital were partially offset by a decrease in trade receivables due to a combination of lower revenues in the current year and better collection efforts and an increase in deferred revenues due to increased receipts of deposits on advance bookings of hotel rooms at Gaylord National.

During 2008, our net cash flows provided by our operating activities – continuing operations were $123.2 million, reflecting primarily our income from continuing operations before non-cash depreciation expense, amortization expense, impairment charges, income tax provision, stock-based compensation expense, excess tax benefits from stock-based compensation, loss from unconsolidated companies, net gain on extinguishment of debt, and losses on the sales of certain fixed assets of approximately $138.4 million, partially offset by unfavorable changes in working capital of approximately $15.1 million. The unfavorable changes in working capital primarily resulted from an increase in trade receivables due to the opening of Gaylord National in April 2008, an increase in interest receivable associated with the bonds that were received in connection with the development of Gaylord National, and a decrease in accrued expenses related to the payment of prior year accrued compensation and a decrease in accrued incentive compensation. These unfavorable changes in working capital were partially offset by an increase in accrued interest as well as an increase in deferred revenues due to increased receipts of deposits on advance bookings of hotel rooms at Gaylord Opryland, Gaylord Palms, and Gaylord Texan, and an increase in trade payables, accrued expenses, and receipts of deposits on advance bookings of hotel rooms at Gaylord National in connection with the opening of that hotel.

During 2007, our net cash flows provided by our operating activities – continuing operations were $10.5 million, reflecting primarily our income from continuing operations before non-cash depreciation expense, amortization expense, income tax benefit, gain on the Viacom stock and CBS stock and related derivatives, stock-based compensation expense, excess tax benefits from stock-based compensation, income from unconsolidated companies, and gains on the sales of our investment in Bass Pro Group, LLC and certain fixed assets of approximately $11.9 million, partially offset by unfavorable changes in working capital of approximately $1.4 million. Our cash flows provided by income from continuing operations before the non-cash items described above were negatively impacted during the year ended December 31, 2007 by us incurring a tax liability of $99.1 million (after the application of federal and state net operating loss carryforwards and federal credit carryforwards), which primarily resulted from the net impact of the taxable gains we recognized upon maturity of our secured forward exchange contract and on the sales of our ResortQuest business and our investment in Bass Pro Group, LLC. The unfavorable changes in working capital primarily resulted from an increase in prepaid expenses at Gaylord National due to deposits made for purchases of furniture, fixtures, and equipment and other capital assets for the hotel, as well as an increase in other receivables as a result of the timing of our estimated federal tax payment. These unfavorable changes in working capital were partially offset by a net decrease in trade receivables primarily due to a change in the timing of guest lodging versus payments received at our hotels, as well as an increase in receipts of deposits on advance bookings of hotel rooms at Gaylord Opryland, Gaylord Palms, and Gaylord National.

Cash Flows From Investing Activities. During 2009, our primary uses of funds and investing activities were the purchase of property and equipment totaling $49.6 million, partially offset by the receipt of a $17.1 million payment on the bonds that were received in April 2008 in connection with the development of Gaylord National.

During 2008, our primary uses of funds and investing activities were the purchase of property and equipment totaling $395.2 million. Our capital expenditures during 2008 included construction at Gaylord National of $327.2 million, as well as $32.9 million at Gaylord Opryland, primarily to refurbish guestrooms and renovate certain food and beverage outlets.

During 2007, our primary uses of funds and investing activities were the purchase of property and equipment totaling $578.8 million. Our capital expenditures during 2007 included construction at Gaylord National of $499.3 million, as well as $48.2 million to refurbish guestrooms and renovate certain food and beverage outlets at Gaylord Opryland. During 2007, we also paid a $10.0 million deposit on the potential purchase of Westin La Cantera Resort, and received net cash proceeds of $221.5 million from the sale of our investment in Bass Pro Group, LLC and $5.1 million from the sales of certain fixed assets. Our net cash flows provided by investing activities — discontinued operations during 2007 primarily consist of cash proceeds received from the sale of discontinued operations.

Cash Flows From Financing Activities. Our cash flows from financing activities reflect primarily the issuance of debt and the repayment of long-term debt. During 2009, our net cash flows provided by financing activities – continuing operations were $89.4 million, primarily reflecting $358.1 million in proceeds from the issuance of our Convertible Notes, net of equity-related issuance costs, $169.0 million in proceeds from the issuance of common stock and warrants, net of issuance costs, and $5.0 million received from the termination of the interest rate swap agreements associated with our senior notes, partially offset by the payment of $329.6 million to repurchase portions of our senior notes, the payment of $76.7 million to purchase a convertible note hedge associated with the Convertible Notes, $22.5 million in net repayments under our $1.0 billion credit facility, the payment of $8.1 million in deferred financing costs associated with the Convertible Notes and the payment of $4.6 million to purchase shares of our common stock to fund a supplemental employee retirement plan.

During 2008, our net cash flows provided by financing activities – continuing operations were $268.6 million, primarily reflecting $324.5 million in net borrowings under our $1.0 billion credit facility, partially offset by the payment of $25.6 million to repurchase portions of our senior notes, the payment of $20.0 million to repurchase shares of our common stock and the payment of $10.8 million in deferred financing costs to refinance our $1.0 billion credit facility.

During 2007, our net cash flows provided by financing activities – continuing operations were $231.7 million, reflecting $223.0 million in net borrowings under the $1.0 billion credit facility and $12.6 million in proceeds received from the exercise of stock options, partially offset by the payment of $4.0 million in deferred financing costs to refinance our $600.0 million credit facility.

Liquidity

As further described above, during September 2009, we issued $360 million in Convertible Notes and offered and sold six million shares of our common stock. Our total proceeds of these offerings, after deducting discounts, commissions, expenses and the cost of convertible note hedge transactions, was approximately $442.4 million. We used the majority of these proceeds, together with cash on hand, to purchase, redeem or otherwise acquire all of our 8% senior notes originally due 2013. The remaining balance of the net proceeds may be used for general corporate purposes, which may include acquisitions, future development opportunities for new hotel properties, potential expansions or ongoing maintenance of our existing hotel properties, investments, or the repayment or refinancing of all or a portion of any of our outstanding indebtedness. We will continue to evaluate these possibilities in light of economic conditions and other factors. We are unable to predict at this time if or when acquisition opportunities may present themselves. In addition, we are unable to predict at this time when we might make commitments or commence construction related to the proposed development in Mesa, Arizona or our proposed expansions. Furthermore, we do not anticipate making significant capital expenditures on the development in Mesa, Arizona or the proposed expansions during 2010.

Principal Debt Agreements

$1.0 Billion Credit Facility. We entered into an Amended and Restated Credit Agreement effective March 23, 2007, by and among the Company, certain subsidiaries of the Company party thereto, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent (the "$1.0 Billion Credit Facility"). On July 25, 2008, we refinanced the $1.0 Billion Credit Facility by entering into a Second Amended and Restated Credit Agreement (the "New $1.0 Billion Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent. The New $1.0 Billion Credit Facility consists of the following components: (a) $300.0 million senior secured revolving credit facility, which includes a $50.0 million letter of credit sublimit and a $30.0 million sublimit for swingline loans, and (b) a $700.0 million senior secured term loan facility. The term loan facility was fully funded at closing. The New $1.0 Billion Credit Facility also includes an accordion feature that will allow us to increase the New $1.0 Billion Credit Facility by a total of up to $400.0 million in no more than three occasions, subject to securing additional commitments from existing lenders or new lending institutions. The revolving loan, letters of credit, and term loan mature on July 25, 2012. At our election, the revolving loans and the term loans will bear interest at an annual rate of LIBOR plus 2.50% or a base rate (the higher of the lead bank's prime rate and the federal funds rate) plus 0.50%. We entered into interest rate swaps with respect to $500.0 million aggregate principal amount of borrowings under the term loan portion to convert the variable rate on those borrowings to a fixed weighted average interest rate of 3.94% plus the applicable margin on these borrowings during the term of the swap agreements. Interest on our borrowings is payable quarterly, in arrears, for base rate loans and at the end of each interest rate period for LIBOR rate-based loans. Principal is payable in full at maturity. We will be required to pay a commitment fee of 0.25% per year of the average unused portion of the New $1.0 Billion Credit Facility.

The New $1.0 Billion Credit Facility is (i) secured by a first mortgage and lien on the real property and related personal and intellectual property of Gaylord Opryland, Gaylord Texan, Gaylord Palms and Gaylord National, and pledges of equity interests in the entities that own such properties and (ii) guaranteed by each of the four wholly owned subsidiaries that own the four hotels. Advances are subject to a 55% borrowing base, based on the appraisal value of the hotel properties (reduced to 50% in the event a hotel property is sold).

In addition, the New $1.0 Billion Credit Facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The material financial covenants, ratios or tests contained in the New $1.0 Billion Credit Facility are as follows:

- We must maintain a consolidated funded indebtedness to total asset value ratio as of the end of each calendar quarter of not more than 65%.
- We must maintain a consolidated tangible net worth of not less than the sum of $600.0 million, increased on a cumulative basis as of the end of each calendar quarter, commencing with the calendar quarter ending March 31, 2005, by an amount equal to (i) 75% of consolidated net income (to the extent positive) for the calendar quarter then ended, plus (ii) 75% of the proceeds received by us or any of the our subsidiaries in

connection with any equity issuance.

- We must maintain a minimum consolidated fixed charge coverage ratio, as defined in the agreement, of not less than 2.00 to 1.00.

- We must maintain an implied debt service coverage ratio (the ratio of adjusted net operating income to monthly principal and interest that would be required if the outstanding balance were amortized over 25 years at an assumed fixed rate) of not less than 1.60 to 1.00.

If an event of default shall occur and be continuing under the New $1.0 Billion Credit Facility, the commitments under the New $1.0 Billion Credit Facility may be terminated and the principal amount outstanding under the New $1.0 Billion Credit Facility, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable. The New $1.0 Billion Credit Facility is cross-defaulted to our other indebtedness.

As a result of the 2008 refinancing of the $1.0 Billion Credit Facility, as described below, we wrote off $1.3 million of deferred financing costs, which is included in interest expense in the accompanying consolidated statement of operations for the year ended December 31, 2008.

As of December 31, 2009, $700.0 million of borrowings were outstanding under the New $1.0 Billion Credit Facility, and the lending banks had issued $9.8 million of letters of credit under the facility for us, which left $290.2 million of availability under the credit facility (subject to the satisfaction of debt incurrence tests under the indentures governing our senior notes).

3.75% Convertible Senior Notes. During September 2009, we issued $360 million, including the exercise of an overallotment option, of the Convertible Notes. The Convertible Notes have a maturity date of October 1, 2014, and interest is payable semiannually in cash in arrears on April 1 and October 1, beginning April 1, 2010. The Notes are convertible, under certain circumstances as described below, at the holder's option, into shares of our common stock, at an initial conversion rate of 36.6972 shares of common stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $27.25 per share. We may elect, at our option, to deliver shares of our common stock, cash or a combination of cash and shares of our common stock in satisfaction of our obligations upon conversion of the Convertible Notes.

The Convertible Notes are convertible under any of the following circumstances: (1) during any calendar quarter ending after September 30, 2009 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days during the 30 consecutive trading day period ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the applicable conversion price per share of common stock on the last trading day of such preceding calendar quarter; (2) during the ten business day period after any five consecutive trading day period in which the Trading Price (as defined in the Indenture) per $1,000 principal amount of Convertible Notes, as determined following a request by a Convertible Note holder, for each day in such five consecutive trading day period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate, subject to certain procedures; (3) if specified corporate transactions or events occur; or (4) at any time on or after July 1, 2014, until the second scheduled trading day immediately preceding October 1, 2014. As of December 31, 2009, none of the conditions permitting conversion had been satisfied.

The Convertible Notes are general unsecured and unsubordinated obligations of us and rank equal in right of payment with all of our existing and future senior unsecured indebtedness, including our 6.75% senior notes due 2014, and senior in right of payment to all of our future subordinated indebtedness, if any. The Convertible Notes will be effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness.

The Convertible Notes are guaranteed, jointly and severally, on an unsecured unsubordinated basis by generally all of our active domestic subsidiaries. Each guarantee will rank equally in right of payment with such subsidiary guarantor's existing and future senior unsecured indebtedness and senior in right of payment to all future subordinated indebtedness, if any, of such subsidiary guarantor. The Convertible Notes will be effectively subordinated to any secured indebtedness and effectively subordinated to all indebtedness and other obligations of our subsidiaries that do not guarantee the Convertible Notes.

Upon a Fundamental Change (as defined), holders may require us to repurchase all or a portion of their Convertible Notes at a purchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus any accrued and unpaid interest, if any, thereon to (but excluding) the Fundamental Change Repurchase Date (as defined). The Convertible Notes are not redeemable at our option prior to maturity.

We do not intend to file a registration statement for the resale of the Convertible Notes or any common stock issuable upon conversion of the Convertible Notes. As a result, holders may only resell the Convertible Notes or common stock issued upon conversion of the Convertible Notes, if any, pursuant to an exemption from the registration requirements of the Securities Act and other applicable securities laws.

6.75% Senior Notes. On November 30, 2004, we completed our offering of $225 million in aggregate principal amount of senior notes bearing an interest rate of 6.75% (the "6.75% Senior Notes"). The 6.75% Senior Notes, which mature on November 15, 2014, bear interest semi-annually in cash in arrears on May 15 and November 15 of each year, starting on May 15, 2005. The 6.75% Senior Notes are redeemable, in whole or in part, at any time on or after November 15, 2009 at a designated redemption amount, plus accrued and unpaid interest. The 6.75% Senior Notes rank equally in right of payment with our other unsecured unsubordinated debt, but are effectively subordinated to all of our secured debt to the extent of the assets securing such debt. The 6.75% Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by generally all of our active domestic subsidiaries. In connection with the offering of the 6.75% Senior Notes, we paid approximately $4.2 million in deferred financing costs. In addition, the 6.75% Senior Notes indenture contains certain covenants which, among other things, limit the incurrence of additional indebtedness (including additional indebtedness under the term loan portion of our senior secured credit facility), investments, dividends, transactions with affiliates, asset sales, capital expenditures, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The 6.75% Senior Notes are cross-defaulted to our other indebtedness.

As of December 31, 2009, we were in compliance with all covenants related to our outstanding debt.

Senior Note Repurchases

As described above, during the first nine months of 2009, we repurchased $88.6 million in aggregate principal amount of our outstanding senior notes ($61.6 million of 8% Senior Notes and $27.0 million of 6.75% Senior Notes) for $64.5 million. After adjusting for accrued interest, deferred financing costs, and other costs, we recorded a pre-tax gain of $24.7 million as a result of the repurchases. We used available cash and borrowings under our revolving credit facility to finance the purchases.

On September 23, 2009, we commenced a cash tender offer for our outstanding 8% Senior Notes and a solicitation of consents from holders of the 8% Senior Notes to effect certain proposed amendments to the indenture governing these notes. On October 6, 2009, the Company received the requisite consents of holders representing at least a majority in principal amount of the 8% Senior Notes then outstanding, to enter into the Sixth Supplemental Indenture pursuant to the Company's previously announced consent solicitation with respect to the 8% Senior Notes. Following the expiration of the tender offer on October 21, 2009, $223.6 million aggregate principal amount of our outstanding 8% Senior Notes had been validly tendered and were repurchased by us pursuant to the terms of the tender offer. We also called for redemption at a price of 102.667% of the principal amount thereof, plus accrued interest, on November 15, 2009, all remaining outstanding 8% Senior Notes. As a result, after adjusting for accrued interest, deferred financing costs, the deferred gain on a terminated swap related to these notes, and other costs, we recorded a pre-tax loss of $6.0 million as a result of the repurchase, which is recorded as a offset in the net gain on extinguishment of debt in the accompanying financial information. We used available cash and proceeds from the issuance of the Convertible Notes and our common stock offering to finance the purchases.

Stock Repurchases

During the first quarter of the year ended December 31, 2008, we repurchased 656,700 shares of our common stock at a weighted average purchase price of $30.42 per share. During the first quarter of 2009, we repurchased 385,242 shares of our common stock at a weighted average purchase price of $11.91 per share to fund a supplemental employee retirement plan.

Future Developments

As described in "Development Update" above, we are considering other potential hotel sites throughout the country, including Mesa, Arizona.

Off-Balance Sheet Arrangements

As described in Note 6 to our consolidated financial statements included herein, we have investments in two unconsolidated entities, each of which owns a hotel located in Hawaii. Our joint venture partner in each of these unconsolidated entities has guaranteed, under certain circumstances, certain loans made to wholly-owned subsidiaries of each of these entities, and we have agreed to contribute to these joint venture partners our pro rata share of any payments under such guarantees required to be made by such joint venture partners. In addition, we enter into commitments under letters of credit, primarily for the purpose of securing our deductible obligations with our workers' compensation insurers, and lending banks under our credit facility had issued $9.8 million of letters of credit as of December 31, 2009 for us. Except as set forth above, we do not have any off-balance sheet arrangements.

Commitments and Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2009, including long-term debt and operating and capital lease commitments (amounts in thousands):

Contractual obligations	Total amounts committed	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	$ 1,240,700	$ -	$ 700,000	$ 540,700	$ -
Capital leases	2,124	814	1,246	64	-
Promissory note payable to Nashville Predators	1,000	1,000	-	-	-
Construction commitments	24,458	24,458	-	-	-
Operating leases (1)	660,303	6,612	11,113	8,813	633,765
Other	75	75	-	-	-
Total contractual obligations	$ 1,928,660	$ 32,959	$ 712,359	$ 549,577	$ 633,765

(1) The total operating lease commitments of $660.3 million above includes the 75-year operating lease agreement we entered into during 1999 for 65.3 acres of land located in Osceola County, Florida where Gaylord Palms is located.

The cash obligations in the table above do not include future cash obligations for interest associated with our outstanding long-term debt, capital lease obligations, and promissory note payable to Nashville Predators. See "Supplemental Cash Flow Information" in Note 1 to our consolidated financial statements included herewith for a discussion of the interest we paid during 2009, 2008 and 2007.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2009, we cannot make reasonably certain estimates of the period of cash settlement, if any, with the respective taxing authority. Therefore, $16.1 million of unrecognized tax benefits have been excluded from the contractual obligations table above.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. Accounting estimates are an integral part of the preparation of the consolidated financial statements and the financial reporting process and are based upon current judgments. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Certain accounting estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from our current judgments and estimates.

This listing of critical accounting policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment regarding accounting policy. We believe that of our significant accounting policies, which are
discussed in Note 1 to the consolidated financial statements included herein, the following may involve a higher degree of judgment and complexity.

Revenue recognition. We recognize revenue from our hotel rooms as earned on the close of business each day and from concessions and food and beverage sales at the time of the sale. Revenues from other services at our hotels, such as spa, parking, and transportation services are recognized at the time services are provided. Attrition fees, which are charged to groups when they do not fulfill the minimum number of room nights or minimum food and beverage spending requirements originally contracted for, as well as cancellation fees, are recognized as revenue in the period they are collected. We recognize revenues from the Opry and Attractions segment when services are provided or goods are shipped, as applicable.

Impairment of long-lived assets and indefinite-lived intangible assets, including goodwill. In accounting for our long-lived assets other than goodwill, we assess our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets or asset group may not be recoverable. Recoverability of long-lived assets that will continue to be used is measured by comparing the carrying amount of the asset or asset group to the related total future undiscounted net cash flows. If an asset or asset group's carrying value is not recoverable through those cash flows, the asset group is considered to be impaired. The impairment is measured by the difference between the assets' carrying amount and their fair value, which is estimated using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available. During 2009, the market price per share of our common stock traded below its book value per share, which is a possible indicator that our long lived assets may not be recoverable. Our long-lived assets are primarily comprised of property and equipment assets at Gaylord Opryland, Gaylord Palms, Gaylord Texan, and Gaylord National. Therefore, in order to determine whether the carrying value of our long-lived assets was recoverable, we compared the carrying value of these hotels to their total future undiscounted cash flows and noted that their carrying value was recoverable from these cash flows. Based on the results of these impairment reviews, we concluded that our long-lived assets were not impaired, so no impairment charges on long-lived assets were recorded during 2009.

Goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually and whenever triggering events or circumstances occur indicating that these intangibles may be impaired. We allocate goodwill to reporting units by comparing the fair value of each reporting unit identified to the total fair value of the acquired company on the acquisition date. We perform our review of goodwill for impairment by comparing the carrying value of the applicable reporting unit to the fair value of the reporting unit. We estimate fair value using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available. If the fair value is less than the carrying value, we measure potential impairment by allocating the fair value of the reporting unit to the tangible assets and liabilities of the reporting unit in a manner similar to a business combination purchase price allocation. The remaining fair value of the reporting unit after assigning fair values to all of the reporting unit's assets and liabilities represents the implied fair value of goodwill of the reporting unit. The impairment is measured by the difference between the carrying value of goodwill and the implied fair value of goodwill. In connection with the preparation of the Company's financial statements for the third quarter of 2009, as a result of significant adverse changes in the business climate of a reporting unit within its Opry and Attractions segment, the Company determined that the goodwill of this reporting unit may be impaired and performed an interim impairment review on this goodwill, as described above. As a result, the Company recorded an impairment charge of $6.6 million during 2009, to write down the carrying value of goodwill at the impaired reporting unit to its implied fair value of $0.3 million. The Company estimated the fair value of the reporting unit by using a discounted cash flow analysis that utilized comprehensive cash flow projections, as well as assumptions based on market data to the extent available. The discount rate utilized in this analysis was 16%, which reflected market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view of risks associated with the projected cash flows of the reporting unit. Holding all other assumptions constant, a 1% increase or decrease in this assumed discount rate would increase or decrease the resulting impairment charge by approximately $0.1 million and $0.1 million, respectively. No additional impairment charges on goodwill were recorded during 2009.

Stock-based compensation. We record compensation expense equal to the fair value of each stock option award granted on a straight line basis over the option's vesting period unless the stock option award contains a market provision, in which case we record compensation expense equal to the fair value of each award on a straight-line basis over the requisite service period for each separately vesting portion of the award. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing formula, which requires various judgmental assumptions including expected volatility, expected term, expected dividend rate, and expected risk-free rate of return. Expected volatilities are based on the historical volatility of our stock. We use historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. If any of the assumptions used in the Black-Scholes-Merton option pricing formula change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. The assumptions for expected volatility and expected term are the two assumptions that significantly affect the grant date fair value. The expected dividend rate and expected risk-free rate of return are not significant to the calculation of fair value.

Derivative financial instruments. The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk and commodity price risk. Interest rate swaps are entered into to manage interest rate risk associated with portions of the Company's fixed and variable rate borrowings. Natural gas price swaps are entered into to manage the price risk associated with forecasted purchases of natural gas and electricity used by the Company's hotels. The Company designates certain interest rate swaps as cash flow hedges of variable rate borrowings, the remaining interest rate swaps as fair value hedges of fixed rate borrowings, and natural gas price swaps as cash flow hedges of forecasted purchases of natural gas and electricity.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings (e.g., in "interest expense" when the hedged transactions are interest cash flows associated with variable rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, or ineffectiveness, if any, is recognized in the statement of operations during the current period. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognized in the same line item associated with the hedged item in current earnings (e.g., in "interest expense" when the hedged item is fixed-rate debt).

The derivative liabilities held by us at December 31, 2009 include variable to fixed interest rate swaps. These derivative liabilities have been designated as cash flow hedges. Therefore, the Company records the fair value of these derivatives as a derivative asset or liability, with the offset applied to other comprehensive income, net of applicable income taxes. Any gain or loss is reclassified from other comprehensive income and recognized in earnings in the same period or periods in which the hedged transaction affects earnings. As of December 31, 2009, the fair value of the variable to fixed interest rate swaps were liabilities of $25.7 million.

Prior to their termination during the second quarter of 2009, we were a party to two fixed to variable interest rate swap agreements associated with our 8% Senior Notes, and at various points during 2009, 2008 and 2007, we were a party to natural gas price swaps. In addition, prior to its maturity during the second quarter of 2007, we held a secured forward exchange contract with respect to 5,468,950 shares of Viacom stock and 5,468,950 shares of CBS stock.

We determine the fair values of our derivative assets and liabilities based on quotes, with appropriate adjustments for any significant impact of non-performance risk of the parties to the contracts. The key input used to determine the fair value of our variable to fixed interest rate swaps and our fixed to variable interest rate swaps is changes in LIBOR interest rates. The key input used to determine the fair value of our variable to fixed natural gas price swaps is the forward price of natural gas futures contracts for delivery at the Henry Hub as quoted on the New York Mercantile Exchange. We believe it is unlikely that materially different estimates for the fair value of financial derivative instruments would be made or reported based on other reasonable assumptions or conditions suggested by actual historical experience and other data available at the time the estimates were made.

Income taxes. Our deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, the provision for taxes is increased by recording a reserve, in the form of a valuation allowance, against the estimated deferred tax assets that will not ultimately be recoverable.

We have some state net operating loss and credit carryforwards for which management believes it is more-likely-than-not that future taxable income will be sufficient to realize the recorded deferred tax assets. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, which involve estimates and uncertainties, in making this assessment. Projected future taxable income is based on management's forecast of our operating results. Management periodically reviews such forecasts in comparison with actual results and expected trends. We have established valuation allowances for deferred tax assets primarily associated with certain subsidiaries with state operating loss carryforwards. At December 31, 2009, we had state net operating loss carryforwards of $423.8 million resulting in a deferred tax benefit of $17.5 million. At December 31, 2009, we had state credit carryforwards of $1.1 million. A valuation allowance of $10.1 million has been provided for certain state deferred tax assets, including loss and credit carryforwards, as of December 31, 2009. In the event management determines that a change in the realizability of these deferred tax assets is necessary, we will be required to adjust our deferred tax valuation allowance in the period in which the determination is made.

In addition, we must deal with uncertainties in the application of complex tax regulations in the calculation of tax liabilities and are subject to routine income tax audits. We provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. We make this assessment based on only the technical merits of the tax position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements and a liability for unrecognized tax benefits is established. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax benefit recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority. To the extent that we prevail in matters for which a liability for an unrecognized tax benefit is established or are required to pay amounts in excess of the liability established, our effective tax rate in a given financial statement period may be affected.

Retirement and postretirement benefits other than pension plans. The costs and obligations of our retirement and postretirement benefits other than pension plans recognized in our consolidated financial statements are determined from actuarial valuations, which are dependent on significant assumptions, judgments, and estimates. These assumptions, judgments, and estimates, which include discount rates at which the liabilities could be settled at the measurement date, expected return on plan assets, mortality rates, and health care cost trend rates, are evaluated at each annual measurement date. In accordance with generally accepted accounting principles, actual results that differ from these assumptions, judgments, and estimates are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods.

The discount rate utilized for determining future benefit obligations is based on the market rate of a broad-based index of high-quality bonds receiving an AA- or better rating from a recognized rating agency on our annual measurement date that is matched to the future expected cash flows of the benefit plans by annual periods. The resulting discount rate decreased from 6.3% as of December 31, 2008 to 5.8% at December 31, 2009 for the retirement plan and decreased from 6.1% at December 31, 2008 to 5.8% at December 31, 2009 for the postretirement benefit other than pension plan.

We determine the overall expected long-term return on plan assets based on our estimate of the return that plan assets will provide over the period that benefits are expected to be paid out. In preparing this estimate, we assess the rates of return on each targeted allocation of plan assets, return premiums generated by portfolio management, and by a comparison to rates used by other companies. The expected return on plan assets is a long-term assumption and generally does not significantly change annually. While historical returns are considered, the rate of return assumption is primarily based on projections of expected returns, using economic data and financial models to estimate the probability of returns. The probability distribution of annualized returns for the portfolio using current asset allocations is used to determine the expected range of returns for a five-to-ten year horizon. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension obligations and expense. The expected return on plan assets assumption used for determining net periodic pension expense for 2009 and 2008 was 8.0%. Actual return on plan assets for 2009 was 28.4%. Due to a significant decline in the global stock markets in 2008, our historical actual return averaged 3.6% for the ten-year period ended December 31, 2009. In the future, we may make additional discretionary contributions to the plan or we could be required to make mandatory cash funding payments.

The mortality rate assumption used for determining future benefit obligations as of December 31, 2009 and 2008 was based on the RP 2000 Combined Mortality Tables. In estimating the health care cost trend rate, we consider our actual health care cost experience, industry trends, and advice from our third-party actuary. We assume that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency in the health care system and industry-wide cost containment initiatives.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and postretirement benefit obligations and expense. For example, holding all other assumptions constant, a 1% increase or decrease in the assumed discount rate related to the retirement plan would decrease or increase 2009 net periodic pension expense by approximately $0.8 million and $0.9 million, respectively. Likewise, a 1% increase or decrease in the assumed rate of return on plan assets would decrease or increase, respectively, 2009 net periodic pension expense by approximately $0.5 million.

A 1% increase or decrease in the assumed discount rate related to the postretirement benefit plan would increase or decrease, respectively, the aggregate of the service and interest cost components of 2009 net postretirement benefit expense by approximately $33,000 and $47,000, respectively. Finally, a 1% increase or decrease in the assumed health care cost trend rate each year would increase or decrease, respectively, the aggregate of the service and interest cost components of 2009 net postretirement benefit expense by $0.1 million.

Legal Contingencies. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We record an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. We review these accruals each reporting period and make revisions based on changes in facts and circumstances.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") modified Accounting Standards Codification ("ASC") 820, "*Fair Value Measurements and Disclosures*" ("Topic 820"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. We adopted the provisions of this statement during the first quarter of 2008. In February 2008, the FASB modified Topic 820 to provide a one year deferral of the effective date of Topic 820 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, we adopted the provisions of Topic 820 with respect to our non-financial assets and non-financial liabilities during the first quarter of 2009. The adoption of this statement with respect to non-financial assets and non-financial liabilities did not have a material impact on our consolidated results of operations and financial condition. See Note 16 of our consolidated financial statements included herein for additional disclosures.

In December 2007, the FASB modified FASB ASC 805, "*Business Combinations*" ("Topic 805"). This revised guidance applies to all transactions and other events in which one entity obtains control over one or more other businesses. Topic 805 now requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. Topic 805 now requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously required. Under this revised guidance, the requirements of FASB ASC 420, "*Exit or Disposal Cost Obligations*," would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, no amounts should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of FASB ASC 450, "*Contingencies*." This statement is effective prospectively and we adopted the provisions of this statement in the first quarter of 2009. The adoption of this statement did not have a material impact on our consolidated financial statements.

In March 2008, the FASB modified FASB ASC 815, "*Derivatives and Hedging*" ("Topic 815"). This revised guidance is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. We adopted the provisions of this statement in the first quarter of 2009, and the adoption of Topic 815 did not have a material impact on our consolidated financial position or results of operations. See Note 9 of our consolidated financial statements included herein for additional disclosures.

In November 2008, the Emerging Issues Task Force ("EITF") reached a consensus related to FASB ASC 323, "*Investments — Equity Method and Joint Ventures*" ("Topic 323"). Topic 323 concludes that an equity method investment should be recognized by using a cost accumulation model. In addition, equity method investments as a whole should be assessed for other-than-temporary impairment. We adopted the provisions of this statement in the first quarter of 2009, and the adoption of Topic 323 did not have a material impact on our consolidated financial position or results of operations.

In December 2008, the FASB amended FASB ASC 715, "*Compensation – Retirement Benefits*" ("Topic 715"), to require additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan. We adopted these changes in the fourth quarter of 2009, and this adoption did not have a material impact on our consolidated financial position or results of operations. See Note 11 of our consolidated financial statement included herein for additional disclosures.

In April 2009, the FASB modified FASB ASC 825, "*Financial Instruments*", which extends the disclosure requirements of the fair value of financial instruments to interim financial statements of publicly traded companies. We are now required to disclose, on a quarterly basis, fair value information for financial instruments that are not reflected in the condensed consolidated balance sheets at fair value. We adopted these changes in the second quarter of 2009, and this adoption did not have a material impact on our consolidated financial position or results of operations.

In May 2009, the FASB modified FASB ASC 855, "*Subsequent Events*" ("Topic 855") in order to establish principles and requirements for reviewing and reporting subsequent events and requires disclosure of the date through which subsequent events are evaluated and whether the date corresponds with the time at which the financial statements were available for issue (as defined) or were issued. We adopted the modifications of Topic 855 during the second quarter of 2009, and this adoption did not have a material impact on our consolidated financial position or results of operations. See Note 20 of our consolidated financial statements included herein for additional disclosures.

In June 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-01, Topic 105, "*Generally Accepted Accounting Principles*" to establish the ASC as the single source of authoritative nongovernmental U.S. generally accepted accounting principles ("GAAP"), superseding existing FASB, American Institute of Certified Public Accountants, EITF, and related accounting literature. This modification does not change the content of GAAP, but reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant SEC guidance organized using the same topical structure in separate sections. This modification became effective for us on July 1, 2009. This had an impact on the footnotes to our financial statements, as all references to authoritative accounting literature are now references in accordance with this modification.

In August 2009, the FASB issued ASU No. 2009-05, Topic 820, "*Measuring Liabilities at Fair Value,*" which provides additional guidance to clarify the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, this modification requires that the fair value of a liability be measured using one or more of the listed valuation techniques that should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The modification also clarifies how the price of a traded debt security (i.e., an asset value) should be considered in estimating the fair value of the issuer's liability. We adopted this guidance during the fourth quarter of 2009, and this adoption did not have a material impact on our consolidated financial statements.

In June 2009, the FASB modified FASB ASC 810, "*Consolidation*" ("Topic 810") to amend the guidance governing the determination of whether an enterprise is the primary beneficiary of a variable interest entity ("VIE"). This modification requires a qualitative analysis, rather than a quantitative analysis, that considers who has the power to direct the activities of the entity that most significantly impact the entity's economic performance, as well as an assessment of who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This modification also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. Before this modification, reconsideration of whether an enterprise is the primary beneficiary of a VIE was required only when specific events occurred. This modification will be effective for us beginning January 1, 2010, and we do not expect this modification to have a material impact on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposures to market risk are from changes in interest rates, changes in equity prices and changes in asset values of investments that fund our pension plan.

Risk Related to Changes in Interest Rates

In conjunction with our offering of the 8% Senior Notes, we entered into an interest rate swap with respect to $125 million aggregate principal amount of our 8% Senior Notes. This interest rate swap, which had an initial term of ten years, effectively adjusted the interest rate of that portion of the 8% Senior Notes to LIBOR plus 2.95%. The interest rate swap on the 8% Senior Notes was deemed effective and therefore the hedge was treated as an effective fair value hedge. The counterparties under this swap agreement notified us that, as permitted by the agreement, each was opting to terminate its portion of the $125.0 million swap agreement effective May 15, 2009. As stated in the agreement, the two counterparties each paid a $2.5 million termination fee, plus accrued interest, to the Company on May 15, 2009.

Subsequent to its refinancing on July 25, 2008, borrowings outstanding under our New $1.0 Billion Credit Facility bear interest at an annual rate at our election of either LIBOR plus 2.50% or a base rate (the higher of the lead bank's prime rate and the federal funds rate) plus 0.50%. In connection with the refinancing of the $1.0 Billion Credit Facility, we entered into a new series of forward-starting interest rate swaps to effectively convert the variable rate on $500.0 million aggregate principal amount of borrowings under the term loan portion of our New $1.0 Billion Credit Facility to a fixed rate. These interest rate swaps, which expire on various dates through July 25, 2011, effectively adjust the variable interest rate on those borrowings to a fixed weighted average interest rate of 3.94% plus the applicable margin on these borrowings during the term of the swap agreements. These interest rate swaps are deemed effective and therefore the hedges have been treated as effective cash flow hedges.

If LIBOR were to increase by 100 basis points, our annual interest cost on the remaining $200.0 million in borrowings outstanding under our New $1.0 Billion Credit Facility as of December 31, 2009 would increase by approximately $2.0 million.

Certain of our outstanding cash balances are occasionally invested overnight with high credit quality financial institutions. We do not have significant exposure to changing interest rates on invested cash at December 31, 2009. As a result, the interest rate market risk implicit in these investments at December 31, 2009, if any, is low.

Risk Related to Changes in Equity Prices

The $360 million aggregate principal amount of Convertible Notes we issued in September 2009 may be converted prior to maturity, at the holder's option, into shares of our common stock under certain circumstances as described in Note 8 to our consolidated financial statements included herein. The initial conversion price is approximately $27.25 per share. Upon conversion, we may elect, at our option, to deliver shares of our common stock, cash or a combination of cash and shares of our common stock in satisfaction of our obligations upon conversion of the Convertible Notes. As such, the fair value of the Convertible Notes will generally increase as our share price increases and decrease as the share price declines.

Concurrently with the issuance of the Convertible Notes, we entered into convertible note hedge transactions intended to reduce the potential dilution upon conversion of the Convertible Notes in the event that the market value per share of our common stock, as measured under the Convertible Notes, at the time of exercise is greater than the conversion price of the Convertible Notes. The convertible note hedge transactions involved us purchasing from four counterparties options to purchase approximately 13.2 million shares of our common stock at a price per share equal to the initial conversion price of the Convertible Notes. Separately we sold warrants to the same counterparties whereby they have the option to purchase 13.2 million shares of our common stock at a price of $32.70 per share. As a result of the convertible note hedge transactions and related warrants, the Convertible Notes will not have a dilutive impact on shares outstanding if the share price of our common stock is below $32.70. For every $1 increase in the share price of our common stock above $32.70, we will be required to deliver, upon the exercise of the warrants, the equivalent of $13.2 million in shares of our common stock (at the relevant share price).

Risk Related to Changes in Asset Values that Fund our Pension Plans

The expected rates of return on the assets that fund our defined benefit pension plan are based on the asset allocation of the plan and the long-term projected return on those assets, which represent a diversified mix of equity securities, fixed income securities and cash. As of December 31, 2009, the value of the investments in the pension fund was $60.1 million, and an immediate ten percent decrease in the value of the investments in the fund would have reduced the value of the fund by approximately $6.0 million.

Risk Related to Foreign Currency Exchange Rates

Substantially all of our revenues are realized in U.S. dollars and are from customers in the United States. Therefore, we do not believe we have any significant foreign currency exchange rate risk. We do not hedge against foreign currency exchange rate changes and do not speculate on the future direction of foreign currencies.

Summary

Based upon our overall market risk exposures at December 31, 2009, we believe that the effects of changes in interest rates, equity prices and asset values of investments that fund our pension plan could be material to our consolidated financial position, results of operations or cash flows. However, we are no longer exposed to the risks associated with changes in the price of Viacom Stock and CBS Stock, and we believe that the effects of fluctuations in foreign currency exchange rates on our consolidated financial position, results of operations or cash flows would not be material.

Forward-Looking Statements

This report contains statements with respect to the Company's beliefs and expectations of the outcomes of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, including, without limitation, the factors set forth under the caption "Risk Factors." Forward-looking statements include discussions regarding the Company's operating strategy, strategic plan, hotel development strategy, industry and economic conditions, financial condition, liquidity and capital resources, and results of operations. You can identify these statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," and similar expressions. Although we believe that the plans, objectives, expectations and prospects reflected in or suggested by our forward-looking statements are reasonable, those statements involve uncertainties and risks, and we cannot assure you that our plans, objectives, expectations and prospects will be achieved. Our actual results could differ materially from the results anticipated by the forward-looking statements as a result of many known and unknown factors, including, but not limited to, those contained in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and elsewhere in this report. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to update or to release publicly any revisions to forward-looking statements contained in this report to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

RISK FACTORS

You should carefully consider the following specific risk factors as well as the other information contained or incorporated by reference in this Annual Report as these are important factors, among others, that could cause our actual results to differ from our expected or historical results. It is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete statement of all our potential risks or uncertainties. Some statements in this Annual Report are "forward-looking statements" and are qualified by the cautionary language regarding such statements. See "Forward-Looking Statements" above.

The current slowdown in the lodging industry and the economy generally will continue to impact our financial results and growth.

In 2010, our operations, financial results and growth are expected to be adversely affected by general economic conditions, weak hospitality demand and constraints on availability of financing. Recessionary conditions in the national economy have resulted in economic pressures on the hospitality industry generally, and on our operations and expansion plans. We have experienced declines in hotel occupancy, weakness in future bookings by our core large group customers, lower spending levels by groups, increased cancellation levels and increased attrition levels, which represents groups not fulfilling the minimum number of room nights originally contracted for. We believe corporate customers in particular continue to delay meetings and events and are seeking to minimize spending. While we have re-focused our marketing efforts on booking rooms in 2010, in addition to later years, there can be no assurance that we can achieve acceptable occupancy and revenue levels during continued periods of economic distress, in light of decreased demand. We believe that our contracts with our group customers (which generally require minimum levels of rooms revenue and banquet and catering revenues) provide a level of protection against the effects of these increased levels of attrition. There can be no assurance, however, that we will succeed in contracting for and collecting attrition and cancellation fees. In addition, our cost containment efforts at the property and corporate levels may not be successful. In particular, many of our expenses are relatively fixed (such as personnel costs, interest, rent, property taxes, insurance and utilities) and we may be unable to reduce these costs significantly or rapidly when demand for our hotel and convention business decreases. Further, we are reducing capital expenditure commitments and are delaying decisions on our proposed expansions, which will delay our future growth. We cannot predict when or if hospitality demand and spending will return to favorable levels, but we anticipate that our future financial results and growth will be further harmed if the economic recession continues for a significant period or becomes worse.

Our hotel and convention business is subject to significant market risks.

Our ability to continue to successfully operate our hotel and convention business is subject to factors beyond our control which could reduce the revenue and operating income of these properties. These factors include:

- the desirability and perceived attractiveness of the Nashville, Tennessee; Orlando, Florida; Dallas, Texas; and Washington D.C. areas as tourist and convention destinations;
- adverse changes in the national economy and in the levels of tourism and convention business that are affecting our hotels;
- our ability to continue to attract group convention business, which continues to be weaker than historical levels;
- our ability to contract for and collect attrition and cancellation fees from groups that do not fulfill minimum stay or spending requirements;
- the opening of other new hotels could impact our group convention business at our existing hotel properties;
- the highly competitive nature of the hotel, tourism and convention businesses in which the Gaylord Opryland, the Gaylord Palms, the Gaylord Texan and the Gaylord National operate;
- the susceptibility of our group convention business to reduced levels of demand during the year-end holiday periods, which we may not be able to offset by attracting sufficient general tourism guests;
- the financial condition of the airline and other transportation-related industries and the resulting impact on travel; and
- organized labor activities, which could cause a diversion of business from hotels involved in labor negotiations

and loss of group business.

The successful implementation of our business strategy depends on our ability to generate cash flows from our existing operations and other factors.

Our business strategy focuses on the development of resort and convention center hotels in selected locations in the United States and on our attractions properties, including the Grand Ole Opry, which are focused primarily on the country music genre. The success of our future operating results depends on our ability to implement our business strategy by successfully operating the Gaylord Opryland, the Gaylord Palms, the Gaylord Texan and the Gaylord National, and by further utilizing our attractions assets. Our ability to do this depends upon many factors, some of which are beyond our control.

These include:

- our ability to generate cash flows from existing operations;
- our ability to hire and retain hotel management, catering and convention-related staff for our hotels;
- our ability to capitalize on the strong brand recognition of certain of our Opry and Attractions assets; and
- the continued popularity and demand for country music.

If we are unable to successfully implement the business strategies described above, our cash flows and net income may be reduced.

Unanticipated costs of hotels we open in new markets may reduce our operating income.

As part of our growth plans, we may open or acquire new hotels in geographic areas in which we have little or no operating experience and in which potential customers may not be familiar with our business. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. Even though we may incur substantial additional costs with these new hotel properties, they may attract fewer customers than our existing hotels. As a result, the results of operations at new hotel properties may be inferior to those of our existing hotels. The new hotels may even operate at a loss. Even if we are able to attract enough customers to our new hotel properties to operate them at a profit, it is possible that those customers could simply be moving future meetings or conventions from our existing hotel properties to our new hotel properties. Thus, the opening of a new hotel property could reduce the revenue of our existing hotel properties and could adversely affect our financial condition and cash flows.

Our hotel developments, including our potential project in Mesa, Arizona, are subject to financing, timing, budgeting and other risks.

We intend to develop additional hotel properties and expand existing hotel properties as suitable opportunities arise, taking into consideration the general economic climate. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- construction defects or noncompliance with construction specifications;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- other risks of construction described below;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could delay the development of a project;
- risks associated with joint ventures or alliances or other potential transaction structures we may enter into in connection with development projects;
- the availability and cost of capital, which is expected to be unfavorable until general economic conditions improve in the U.S.; and

- governmental restrictions on the nature or size of a project or timing of completion.

Our development projects may not be completed on time or within budget.

There are significant risks associated with our future construction projects, which could adversely affect our financial condition, results of operations or cash flows from these planned projects.

Our future construction projects, including our planned project in Mesa, Arizona, as well as the possible expansions of the Gaylord Opryland, Gaylord Palms, and Gaylord Texan, entail significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events outside of our control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities, construction defects or non-compliance with construction specification, could increase the total cost, delay, jeopardize or prevent the construction or opening of such projects or otherwise affect the design and features of Gaylord Opryland, Gaylord Palms, and Gaylord Texan or other projects. In addition, we will be required to obtain financing for development projects and to use cash flow from operations for development and construction. We may seek additional debt or equity financing for development and construction projects, and we may enter into joint ventures or alliances with one or more third parties. We have no financing plans for projects, and we do not know if any needed financing will be available on favorable terms.

We may be unable to successfully complete acquisitions.

As part of our growth strategy, we may attempt to acquire other convention hotels or otherwise engage in acquisitions, either alone or through joint ventures or alliances with one or more third parties. We may be unable to find or consummate future acquisitions at acceptable prices and terms or, if we are able to find favorable acquisition targets, we may not be able to obtain financing on acceptable terms. We continue to evaluate potential acquisition opportunities in the ordinary course of business, including those that could be material in size and scope. Acquisitions involve a number of special risks and factors, including:

- the possible diversion of our management's attention from other business concerns;
- the potential inability to successfully pursue some or all of the anticipated revenue opportunities associated with the acquisitions;
- the possible loss of the acquired business's key employees;
- the potential inability to achieve expected operating efficiencies in the acquired business's operations;
- the increased complexity and diversity of our operations after acquisitions compared to our prior operations;
- the impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and
- unanticipated problems, expenses or liabilities, including contingent liabilities assumed through an acquisition.

If we fail to integrate acquired businesses successfully and/or fail to realize the intended benefits of acquisitions, our results of operations could be materially and adversely affected. In addition, acquisitions may result in a substantial goodwill asset, which will be subject to an annual impairment analysis. If this goodwill were to be impaired in the future, it could have a significant negative impact on our results of operations.

Our real estate investments are subject to numerous risks.

Because we own hotels and attractions properties, we are subject to the risks that generally relate to investments in real property. Real estate values are expected to be depressed until general economic conditions improve. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, insurance, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing real estate zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Finally, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Any of these factors could have a material adverse impact on our results of operations or financial condition. In addition, equity real estate investments, such as the investments we hold and any additional properties that we may acquire, are relatively difficult to sell quickly. If our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be reduced.

Our substantial debt could reduce our cash flow and limit our business activities.

We currently have a significant amount of debt. As of December 31, 2009, we had $1,178.7 million of total debt and stockholders' equity of $1,078.7 million.

Our substantial amount of debt could have important consequences. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the hospitality industry, which may place us at a competitive disadvantage compared with competitors that are less leveraged;
- limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity; and
- limit our ability to obtain additional financing for possible expansions of our existing properties and acquisitions of additional properties.

In addition, the terms of our senior credit facility and the indenture governing our 6.75% senior notes allow us to incur substantial amounts of additional debt subject to certain limitations. Any such additional debt could increase the risks associated with our substantial leverage. Although our earnings were sufficient to cover fixed charges in 2009 and 2007, our substantial leverage is evidenced by our earnings being insufficient to cover fixed charges by $7.6 million in 2008. At the time any principal amount of our indebtedness is due, we may not have cash available to pay this amount, and we may not be able to refinance this indebtedness on favorable terms, or at all. We may incur additional debt in connection with our potential expansions of Gaylord Opryland, Gaylord Palms and/or Gaylord Texan or any additional hotel development.

We will be required to refinance our credit facility by July 2012, and there is no assurance that we will be able to refinance our credit facility on acceptable terms.

The revolving loan, letters of credit and term loan under our credit facility mature on July 25, 2012. Prior to this date, we will be required to refinance our credit facility in order to finance our ongoing capital needs. Our ability to refinance our credit facility on acceptable terms will be dependent upon a number of factors, including our degree of leverage, the value of our assets, borrowing restrictions which may be imposed by lenders and conditions in the credit markets at the time we refinance. The credit markets are in a period of uncertainty, and if conditions do not improve, we expect to encounter difficulties at any time that we seek to increase or refinance our debt. The availability of funds for new investments and improvement of existing hotels depends in large measure on capital markets and liquidity factors over which we can exert little control. Recent events, including failures and near failures of a number of large financial service companies and the contraction of available liquidity and leverage have impaired the capital markets for hotel and real estate investments. As a result, many current and prospective hotel owners are finding hotel financing on commercially viable terms to be extremely difficult to obtain. There is no assurance that we will be able to obtain additional financing on acceptable terms.

The agreements governing our debt, including our 6.75% senior notes and our senior credit facility, contain various covenants that limit our discretion in the operation of our business and could lead to acceleration of debt.

Our existing financial agreements, including our senior credit facility and the indentures governing our 6.75% senior notes, impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities. Our senior credit facility requires us to comply with or maintain certain financial tests and ratios, including minimum consolidated net worth, minimum interest coverage ratio and maximum leverage ratios, and our senior credit facility and the indenture governing our 6.75% senior notes limit or prohibit our ability to, among other things:

- incur additional debt and issue preferred stock;
- create liens;
- redeem and/or prepay certain debt;
- pay dividends on our stock to our stockholders or repurchase our stock or other equity interests;
- make certain investments;
- enter new lines of business;
- engage in consolidations, mergers and acquisitions;
- make certain capital expenditures;
- use proceeds from any offering of securities to make capital expenditures in connection with the construction of Gaylord National; and
- pay dividends and make other distributions from our subsidiaries to us.

In addition, the indenture governing our 3.75% convertible senior notes restricts mergers under specified circumstances, may require us to offer to purchase the convertible notes from the holders upon the occurrence of specified "fundamental changes," and may require adjustments in the conversion ratio for the convertible notes as a result of specified "make-whole fundamental changes." These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

We are a holding company and depend upon our subsidiaries' cash flow to meet our debt service obligations.

We are a holding company, and we conduct the majority of our operations through our subsidiaries. As a result, our ability to meet our debt service obligations, including our obligations under our senior notes and our credit facility, substantially depends upon our subsidiaries' cash flow and payment of funds to us by our subsidiaries as dividends, loans, advances or other payments. The payment of dividends and/or making of loans, advances or other payments by our subsidiaries will be subject to the approval of those subsidiaries' boards, and our subsidiaries are not obligated to pay dividends or make loans, advances or other payments to us. Our subsidiaries' ability to pay such dividends and/or make such loans, advances or other payments may also be restricted by, among other things, applicable laws and regulations and current and future debt agreements into which our subsidiaries may enter.

We are dependent on our four main hotel properties for the substantial majority of all of our revenue and cash flow.

We are dependent upon the Gaylord Opryland, Gaylord Palms, Gaylord Texan and Gaylord National for the substantial majority of our revenue and cash flow. As a result, we are subject to a greater degree of risk to factors including:

- local economic and competitive conditions;
- natural and other disasters;
- a decline in air passenger travel due to higher ticket costs or fears concerning air travel;
- a decline in the attractiveness of the areas in which our hotels are located as a convention and tourism destination; and
- a decrease in convention and meetings business at one of our properties.

Any of the factors outlined above could negatively affect our ability to generate sufficient cash flow to make payments with respect to our debt and could adversely affect our financial condition and results of operations.

Our indebtedness is secured by a substantial portion of our assets.

Subject to applicable laws and certain agreed upon exceptions, our debt is secured by liens on the substantial majority of our assets. In the event of a default under our credit facility, or if we experience insolvency, liquidation, dissolution or reorganization, the holders of our secured debt instruments would first be entitled to payment from their collateral security, and only then would holders of our unsecured debt be entitled to payment from our remaining assets.

To service our debt and pay other obligations, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance, our debt, including our obligations under our senior notes and any future debt we may incur, and to fund planned capital expenditures will depend largely upon our future operating performance and our ability to generate cash from operations. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt and other obligations will depend on the satisfaction of the covenants and financial ratios in our senior credit facility and our other debt agreements, including the indenture governing our 6.75% senior notes and other agreements we may enter into in the future. Our business may not generate sufficient cash flow from operations or we may not have future borrowings available to us under our senior credit facility or from other sources in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

Any failure to protect our trademarks and intellectual property could reduce the value of our brand names and harm our business.

The reputation and perception of our brands is critical to our success in the hospitality industry. If our trademarks or intellectual property are copied or used without authorization, the value of our brands, their reputation, our competitive advantages and our goodwill could be harmed. We regularly apply to register our trademarks in the United States. However, we cannot assure you that those trademark registrations will be granted or that the steps we take to protect our trademarks or intellectual property in the United States will be adequate to prevent others, including third parties or former employees, from copying or using our trademarks or intellectual property without authorization. Our intellectual property is also vulnerable to unauthorized use in some countries outside the United States, where local law may not adequately protect it.

Monitoring the unauthorized use of our intellectual property is difficult. As we have in the past, we may need to resort to litigation to enforce our intellectual property rights. Litigation of this type could be costly, force us to divert our resources, lead to counterclaims or other claims against us or otherwise harm our business. Any failure to maintain and protect our trademarks and other intellectual property could reduce the value of our brands and harm our business.

Hospitality companies have been the target of class actions and other lawsuits alleging violations of federal and state law.

Our operating income and profits may be reduced by legal or governmental proceedings brought by or on behalf of our employees or customers. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time, and we cannot assure you that we will not incur substantial damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with privacy regulations, we could be subject to fines or other restrictions on our business.

We collect and maintain information relating to our guests for various business purposes, including maintaining guest preferences to enhance our customer service and for marketing and promotion purposes and credit card information. The collection and use of personal data are governed by privacy laws and regulations enacted in the United States and by various contracts under which we operate. Privacy regulation is an evolving area in which different jurisdictions may subject us to inconsistent compliance requirements. Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to service our guests and market our properties, products and services to our guests. In addition, noncompliance with applicable privacy regulations, either by us or, in some circumstances, noncompliance by third parties engaged by us, could result in fines or restrictions on our use or transfer of data.

We could become subject to claims in connection with the 2007 sales of our interests in ResortQuest Mainland, ResortQuest Hawaii and Bass Pro Group, LLC.

In connection with the sales of our equity interests in ResortQuest Mainland, ResortQuest Hawaii and Bass Pro Group, LLC, we agreed to indemnify the purchasers of these interests for a number of matters, including the breach of our representations, warranties and covenants contained in the agreements related to those transactions. A material breach or inaccuracy of any of the representations, warranties and covenants in any of the agreements related to those transactions could lead to a claim against us. Any such claims could require us to pay substantial sums and incur related costs and expenses and could have a material adverse effect on our financial condition.

Our properties are subject to environmental regulations that could impose significant financial liability on us.

Environmental laws, ordinances and regulations of various federal, state, local and foreign governments regulate certain of our properties and could make us liable for the costs of removing or cleaning up hazardous or toxic substances on, under or in the properties we currently own or operate or those we previously owned or operated. Those laws could impose liability without regard to whether we knew of, or were responsible for, the presence of hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to properly clean up such substances when present, could jeopardize our ability to develop, use, sell or rent the real property or to borrow using the real property as collateral. If we arrange for the disposal or treatment of hazardous or toxic wastes, we could be liable for the costs of removing or cleaning up wastes at the disposal or treatment facility, even if we never owned or operated that facility. Other laws, ordinances and regulations could require us to manage, abate or remove lead- or asbestos-containing materials. Similarly, the operation and closure of storage tanks are often regulated by federal, state, local and foreign laws. Finally, certain laws, ordinances and regulations, particularly those governing the management or preservation of wetlands, coastal zones and threatened or endangered species, could limit our ability to develop, use, sell or rent our real property.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations and construction concerns, and compliance with these regulations could increase our costs and reduce our revenues and profits.

Our hotel operations are subject to numerous laws, including those relating to the preparation and sale of food and beverages, liquor service and health and safety of premises. The success of expanding our hotel operations also depends upon our obtaining necessary building permits and zoning variances from local authorities. Compliance with these laws and requirements is time intensive and costly and may reduce our revenues and operating income.

We are also subject to laws regulating our relationship with our employees in areas such as hiring and firing, minimum wage and maximum working hours, overtime and working conditions. Labor unions now represent certain employees at the Gaylord National. We have entered into signed agreements with three of the four unions representing these employees and have reached a tentative agreement with the remaining union. In addition, labor union organizing activities may take place at any of our other hotel properties. A lengthy strike or other work stoppage at one of our hotels, or the threat of such activity, could have an adverse effect on our business and results of operations. In addition, negotiating, and dedicating time and resources to administration of and compliance with the requirements of, any collective bargaining agreements could be costly.

Fluctuations in our operating results and other factors may result in decreases in our stock price.

In recent periods, the market price for our common stock has fluctuated substantially. From time to time, there may be significant volatility in the market price of our common stock. Investors could sell shares of our common stock at or after the time that market expectations of our stock change, resulting in a decrease in the market price of our common stock. In addition to our operating results, the operating results of other hospitality companies, changes in financial estimates or recommendations by analysts, adverse weather conditions, increased construction costs, increased labor and other costs, changes in general conditions in the economy or the financial or credit markets or other developments affecting us or our industry, such as the terrorist attacks, could cause the market price of our common stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

Conversion of our 3.75% convertible senior notes may dilute the ownership interests of our stockholders at the time of conversion, and our stock price may be impacted by note hedge and warrant transactions we entered into in connection with the issuance of the 3.75% convertible senior notes.

Upon conversion of some or all of our 3.75% convertible senior notes issued in 2009, the ownership interests of our stockholders may be diluted. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

In addition, we entered into note hedge transactions with various financial institutions at the time of issuance of the convertible senior notes, intended to reduce potential dilution with respect to our common stock upon conversion of the notes. We also entered into separate warrant transactions with the same financial institutions. The warrant transactions could separately have a dilutive effect on our earnings per share to the extent that the market price of our common stock exceeds the strike price of the warrants.

In connection with establishing their initial hedge for the note hedge and warrant transactions, we expect that each of these financial institutions, or their affiliates, entered into their own various derivative transactions with respect to our common stock. These financial institutions or their affiliates are likely to modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock and/or by purchasing or selling our common stock in secondary market transactions during the time the 3.75% convertible senior notes are outstanding. In addition, we will exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind its hedge positions with respect to those exercised options, we expect each of these financial institutions or its affiliates will likely sell our common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock during any settlement period for converted notes.

The effect, if any, of any of these transactions and activities on the market price of our common stock or the 3.75% convertible senior notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the market price of our common stock and the value of the notes. For additional information on the 3.75% convertible senior notes and related note hedge and warrant transactions, please refer to Note 8 to our consolidated financial statements included herein.

Our certificate of incorporation and bylaws and Delaware law could make it difficult for a third party to acquire our company.

The Delaware General Corporation Law and our certificate of incorporation and bylaws contain provisions that could delay, deter or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions:

- authorize us to issue "blank check" preferred stock, which is preferred stock that can be created and issued by our Board of Directors, without stockholder approval, with rights senior to those of common stock;

- provide that directors may only be removed with cause by the affirmative vote of at least a majority of the votes of shares entitled to vote thereon;
- establish advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at meetings;
- provide that special meetings of stockholders may be called only by our chairman or by a majority of the members of our Board of Directors;
- impose restrictions on ownership of our common stock by non-United States persons due to our ownership of a radio station; and
- prohibit stockholder actions taken on written consent.

In addition, we have adopted a shareholder rights plan which provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us shares of junior preferred stock. The preferred stock purchase rights are triggered by the earlier to occur of (i) ten days after the date of a public announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 22% or more of our outstanding common stock or (ii) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 22% or more of our outstanding common stock. The preferred stock purchase rights would cause dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

We are also subject to anti-takeover provisions under Delaware law, which could also delay or prevent a change of control. Together, these provisions of our certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for publicly traded equity securities or our notes, and also could limit the price that investors are willing to pay in the future for shares of our publicly traded equity securities.

Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.

Our Board of Directors has the power to issue up to 100.0 million shares of preferred stock without any action on the part of our stockholders. As of the date hereof, we have no shares of preferred stock outstanding. Our Board of Directors also has the power, without stockholder approval, to set the terms of any new series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue additional shares of preferred stock in the future that have preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock or our notes could be adversely affected. In addition, the ability of our Board of Directors to issue shares of preferred stock without any action on the part of our stockholders may impede a takeover of us and prevent a transaction favorable to our stockholders. The issuance of junior preferred stock is authorized pursuant to our shareholder rights plan.

Any failure to attract, retain and integrate senior and managerial level executives could negatively impact our operations and development of our properties.

Our future performance depends upon our ability to attract qualified senior executives, retain their services and integrate them into our business. Our future financial results also will depend upon our ability to attract and retain highly skilled managerial and marketing personnel in our different areas of operation. Competition for qualified personnel is intense and is likely to increase in the future. We compete for qualified personnel against companies with significantly greater financial resources than ours.

We have certain minority equity interests over which we have no significant control, to or for which we may owe significant obligations and for which there is no readily available market, and these investments may not be profitable.

We have minority investments in RHAC Holdings, LLC and Waipouli Holdings, LLC which are not liquid and over which we have little or no rights, or ability, to exercise the direction or control of the respective enterprises. In connection with these investments, we may have obligations under certain guarantees related to such investments. The ultimate value of each of these investments will be dependent upon the efforts of others over an extended period of time. The nature of our interests and the absence of a readily available market for those interests restrict our ability to dispose of them. Our lack of control over the management of these businesses and the lack of a readily available market to sell our interest in these businesses may cause us to recognize a loss on our investment in these businesses or to incur costs that we do not control. These arrangements are subject to uncertainties and risks, including those related to conflicting joint venture partner interests and to our joint venture partners failing to meet their financial or other obligations. Further, the properties owned by these joint ventures are in Hawaii, which has experienced decreased tourist spending and lower hotel occupancy in recent periods. For further discussion of these investments, see Note 6 of our consolidated financial statements included herein.

The counterparties to our derivative financial agreements are various financial institutions, and we are subject to risks that these counterparties cannot or do not fulfill their obligations under these transactions.

Recent global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If the counterparties to one or more of our derivative financial agreements, which are various financial institutions, are unwilling or unable to perform their obligations under their respective derivative financial agreements for any reason, we would not be able to receive the benefit of these agreements. As result, we would not receive the intended benefits of these agreements, and the value of our common stock may be reduced accordingly. We cannot provide any assurances as to the financial stability or viability of any of these counterparties.

We are subject to risks relating to acts of God, terrorist activity and war.

Our operating income may be reduced by acts of God, such as natural disasters or acts of terror, in locations where we own and/or operate significant properties and areas of the world from which we draw a large number of customers. In January of 2007, the Army Corps of Engineers announced that the Wolf Creek Dam on Lake Cumberland in Kentucky was at risk for structural failure. Although the Corps is taking action, including lowering the water level at Lake Cumberland and making structural repairs to the dam to reduce the chances of any type of flood, a significant portion of our Gaylord Opryland property in Nashville is in the Cumberland River flood plain and would be at risk if the dam should fail. Some types of losses, such as from flood, earthquake, hurricane, terrorism and environmental hazards, may be either uninsurable or too expensive to justify insuring against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Similarly, wars (including the potential for war), terrorist activity (including threats of terrorist activity), political unrest and other forms of civil strife as well as geopolitical uncertainty may cause our future results to differ materially from anticipated results.

Changes in federal, state or, local tax law, interpretations of existing tax law or agreements with tax authorities could affect our profitability and financial condition by increasing our tax costs.

We are subject to taxation at the federal, state and local levels in the United States. Our future tax rates could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time the U.S. federal, state and local governments make substantive changes to tax rules and the application thereof, which could result in materially higher corporate taxes than would be incurred under existing tax law or interpretations and could adversely impact profitability. State and local tax authorities have increased their efforts to increase revenues through changes in tax law and audits. Such changes and proposals, if enacted, could increase our future effective income tax rates, as well as other taxes, including property taxes.

Our results of operations could be adversely affected by increased costs if health care legislation is adopted.

The federal government and several state governments have proposed legislation regarding health care, including legislation that in some cases would require employers to either provide health care coverage to their employees or pay into a fund that would provide coverage for them. If this type of legislation is enacted in geographic areas where we do business, it would likely increase our costs and could have a material adverse effect on our business, results of operations and financial condition.

The efficient operation of our business is heavily dependent upon our information systems.

We depend on a variety of information technology systems for the efficient functioning of our business. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. We also rely heavily on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Based on management's assessment and those criteria, management believes that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting. That report begins on page F-99 and is incorporated by reference herein.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009, 2008 and 2007
(Amounts in thousands, except per share data)

	2009	2008	2007
Revenues	**$ 879,121**	$ 930,869	$ 747,723
Operating expenses:			
Operating costs	**531,257**	566,366	448,975
Selling, general and administrative	**175,550**	178,809	160,699
Preopening costs	**-**	19,190	17,518
Impairment and other charges	**6,586**	19,264	-
Depreciation and amortization	**116,592**	109,774	77,349
Operating income	**49,136**	37,466	43,182
Interest expense, net of amounts capitalized	**(76,592)**	(64,069)	(38,536)
Interest income	**15,087**	12,689	3,234
Unrealized gain on Viacom stock and CBS stock	**-**	-	6,358
Unrealized gain on derivatives	**-**	-	3,121
(Loss) income from unconsolidated companies	**(5)**	(746)	964
Net gain on extinguishment of debt	**18,677**	19,862	-
Other gains and (losses)	**2,847**	453	146,330
Income before provision for income taxes and discontinued operations	**9,150**	5,655	164,653
Provision for income taxes	**9,197**	1,046	62,665
(Loss) income from continuing operations	**(47)**	4,609	101,988
Income (loss) from discontinued operations, net of taxes	**24**	(245)	9,923
Net (loss) income	**$ (23)**	$ 4,364	$ 111,911
(Loss) income per share:			
(Loss) income from continuing operations	**$ (0.00)**	$ 0.11	$ 2.49
Income from discontinued operations, net of taxes	**-**	-	0.24
Net (loss) income	**$ (0.00)**	$ 0.11	$ 2.73
(Loss) income per share - assuming dilution:			
(Loss) income from continuing operations	**$ (0.00)**	$ 0.11	$ 2.41
Income from discontinued operations, net of taxes	**-**	-	0.24
Net (loss) income	**$ (0.00)**	$ 0.11	$ 2.65

The accompanying notes are an integral part of these consolidated financial statements.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(Amounts in thousands, except per share data)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents - unrestricted	$ 180,033	$ 1,043
Cash and cash equivalents - restricted	1,150	1,165
Trade receivables, less allowance of $977 and $2,016, respectively	40,917	49,114
Deferred income taxes	2,525	6,266
Other current assets	80,888	50,793
Current assets of discontinued operations	63	197
Total current assets	305,576	108,578
Property and equipment, net of accumulated depreciation	2,149,814	2,227,574
Notes receivable, net of current portion	142,311	146,866
Intangible assets, net of accumulated amortization	108	121
Goodwill	329	6,915
Indefinite lived intangible assets	1,480	1,480
Investments	128	1,131
Estimated fair value of derivative assets	-	6,235
Long-term deferred financing costs	18,081	18,888
Other long-term assets	43,196	42,591
Total assets	$ 2,661,023	$ 2,560,379
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 1,814	$ 1,904
Accounts payable and accrued liabilities	151,863	168,155
Estimated fair value of derivative liabilities	-	1,606
Current liabilities of discontinued operations	669	1,329
Total current liabilities	154,346	172,994
Long-term debt and capital lease obligations, net of current portion	1,176,874	1,260,997
Deferred income taxes	100,590	62,656
Estimated fair value of derivative liabilities	25,661	28,489
Other long-term liabilities	124,421	131,578
Long-term liabilities of discontinued operations	447	446
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 100,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $.01 par value, 150,000 shares authorized, 46,990 and 40,916 shares issued and outstanding, respectively	470	409
Additional paid-in capital	881,512	711,444
Treasury stock of 385 shares, at cost	(4,599)	-
Retained earnings	234,728	234,751
Accumulated other comprehensive loss	(33,427)	(43,385)
Total stockholders' equity	1,078,684	903,219
Total liabilities and stockholders' equity	$ 2,661,023	$ 2,560,379

The accompanying notes are an integral part of these consolidated financial statements.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(Amounts in thousands)

	2009	2008	2007
Cash Flows from Operating Activities:			
Net (loss) income	$ (23)	$ 4,364	$ 111,911
Amounts to reconcile net (loss) income to net cash flows provided by operating activities:			
(Gain) loss from discontinued operations, net of taxes	(24)	245	(9,923)
Loss (income) from unconsolidated companies	5	746	(964)
Impairment and other charges	6,586	19,264	-
Unrealized gain on Viacom stock and CBS stock and related derivatives	-	-	(9,479)
Provision (benefit) for deferred income taxes	36,726	6,753	(36,396)
Depreciation and amortization	116,592	109,774	77,349
Amortization of deferred financing costs	4,762	4,408	14,269
Amortization of discount on convertible notes	2,864	-	-
Write-off of deferred financing costs related to refinancing of credit facility	-	1,476	1,192
Stock-based compensation expense	10,013	11,202	10,220
Excess tax benefit from stock-based compensation	-	(859)	(2,078)
Gain on sale of investment in Bass Pro	-	-	(140,313)
Net gain on extinguishment of debt	(18,677)	(19,862)	-
Loss (gain) on sales of long-lived assets	828	876	(3,862)
Changes in (net of acquisitions and divestitures):			
Trade receivables	8,197	(17,743)	2,363
Interest receivable	(14,807)	(10,186)	-
Accounts payable and accrued liabilities	(3,169)	18,115	3,499
Other assets and liabilities	(26,365)	(5,329)	(7,242)
Net cash flows provided by operating activities - continuing operations	123,508	123,244	10,546
Net cash flows (used in) provided by operating activities - discontinued operations	(452)	(1,003)	16,153
Net cash flows provided by operating activities	123,056	122,241	26,699
Cash Flows from Investing Activities:			
Purchases of property and equipment	(49,552)	(395,156)	(578,815)
Proceeds from sale of investment in Bass Pro	-	-	221,527
Collection of notes receivable	17,621	622	599
Deposit on potential acquisition of business	-	-	(10,000)
Other investing activities	(1,564)	(19,025)	509
Net cash flows used in investing activities - continuing operations	(33,495)	(413,559)	(366,180)
Net cash flows provided by investing activities - discontinued operations	-	159	115,400
Net cash flows used in investing activities	(33,495)	(413,400)	(250,780)
Cash Flows from Financing Activities:			
Net (repayments) borrowings under credit facility	(22,500)	324,500	223,000
Repurchases of senior notes	(329,571)	(25,636)	-
Proceeds from the issuance of convertible notes, net of equity-related issuance costs of $1,881	358,107	-	-
Deferred financing costs paid	(8,077)	(10,753)	(4,042)
Purchase of convertible note hedge	(76,680)	-	-
Proceeds from the issuance of common stock warrants	43,740	-	-
Proceeds from the issuance of common stock, net of issuance costs of $5,499	125,297	-	-
Purchases of Company's common stock	-	(19,999)	-
Purchases of treasury stock	(4,599)	-	-
Proceeds from the termination of an interest rate swap on senior notes	5,000	-	-
Proceeds from exercise of stock option and purchase plans	566	1,859	12,573
Excess tax benefit from stock-based compensation	-	859	2,078
Decrease in restricted cash and cash equivalents	15	51	50
Other financing activities, net	(1,869)	(2,271)	(1,977)
Net cash flows provided by financing activities - continuing operations	89,429	268,610	231,682
Net cash flows used in financing activities - discontinued operations	-	-	(19,365)
Net cash flows provided by financing activities	89,429	268,610	212,317
Net change in cash and cash equivalents	178,990	(22,549)	(11,764)
Cash and cash equivalents - unrestricted, beginning of period	1,043	23,592	35,356
Cash and cash equivalents - unrestricted, end of period	$ 180,033	$ 1,043	$ 23,592

The accompanying notes are an integral part of these consolidated financial statements.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009, 2008 and 2007
(Amounts in thousands)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Other Comprehensive (Loss) Income	Total Stockholders' Equity
BALANCE, December 31, 2006	$ 408	$ 694,941	$ -	$ 118,885	$ (16,208)	$ 798,026
COMPREHENSIVE INCOME:						
Net income	-	-	-	111,911	-	111,911
Unrealized gain on natural gas derivatives, net of deferred income taxes	-	-	-	-	202	202
Minimum pension liability, net of deferred income taxes	-	-	-	-	5,683	5,683
Foreign currency translation, net of deferred income taxes	-	-	-	-	(1,117)	(1,117)
Reclassification of foreign currency translation for sale of foreign subsidiary, net of deferred income taxes	-	-	-	-	565	565
Comprehensive income						117,244
Adjustment to initially apply amendments to ASC Topic 740	-	-	-	(38)	-	(38)
Exercise of stock options	5	12,085	-	-	-	12,090
Net tax benefit on stock options	-	3,350	-	-	-	3,350
Employee stock plan purchases	-	483	-	-	-	483
Restricted stock shares surrendered	-	(428)	-	-	-	(428)
Stock-based compensation expense	-	10,765	-	-	-	10,765
BALANCE, December 31, 2007	$ 413	$ 721,196	$ -	$ 230,758	$ (10,875)	$ 941,492
COMPREHENSIVE INCOME:						
Net income	-	-	-	4,364	-	4,364
Unrealized loss on natural gas derivatives, net of deferred income taxes	-	-	-	-	(884)	(884)
Unrealized loss on interest rate derivatives, net of deferred income taxes	-	-	-	-	(18,258)	(18,258)
Minimum pension liability, net of deferred income taxes	-	-	-	-	(13,368)	(13,368)
Comprehensive loss						(28,146)
Adjustment to apply measurement date provisions of ASC Topic 715	-	-	-	(371)	-	(371)
Exercise of stock options	1	1,387	-	-	-	1,388
Net tax benefit for stock based compensation	-	175	-	-	-	175
Employee stock plan purchases	-	462	-	-	-	462
Issuance of stock to employees	-	9	-	-	-	9
Restricted stock units surrendered	2	(2,926)	-	-	-	(2,924)
Restricted stock shares surrendered	-	(141)	-	-	-	(141)
Purchase of Company's common stock	(7)	(19,992)	-	-	-	(19,999)
Stock-based compensation expense	-	11,274	-	-	-	11,274
BALANCE, December 31, 2008	$ 409	$ 711,444	$ -	$ 234,751	$ (43,385)	$ 903,219
COMPREHENSIVE INCOME:						
Net loss	-	-	-	(23)	-	(23)
Unrealized gain on natural gas derivatives, net of deferred income taxes	-	-	-	-	867	867
Unrealized gain on interest rate derivatives, net of deferred income taxes	-	-	-	-	1,777	1,777
Minimum pension liability, net of deferred income taxes	-	-	-	-	7,314	7,314
Comprehensive income						9,935
Issuance of common stock	60	125,237	-	-	-	125,297
Issuance of common stock warrants	-	43,740	-	-	-	43,740
Issuance of convertible notes, including equity-related issuance costs	-	66,107	-	-	-	66,107
Purchase of convertible note hedge	-	(76,680)	-	-	-	(76,680)
Exercise of stock options	-	145	-	-	-	145
Net tax expense related to stock based compensation	-	(3,126)	-	-	-	(3,126)
Employee stock plan purchases	1	414	-	-	-	415
Issuance of stock to employees	-	6	-	-	-	6
Restricted stock units surrendered	-	(112)	-	-	-	(112)
Restricted stock shares surrendered	-	(61)	-	-	-	(61)
Purchase of Company's common stock to fund a supplemental employee retirement plan	-	4,074	(4,599)	-	-	(525)
Stock-based compensation expense	-	10,324	-	-	-	10,324
BALANCE, December 31, 2009	$ 470	$ 881,512	$ (4,599)	$ 234,728	$ (33,427)	$ 1,078,684

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business and Summary of Significant Accounting Policies

Gaylord Entertainment Company (the "Company") is a diversified hospitality and entertainment company principally operating, through its subsidiaries, in three business segments: Hospitality; Opry and Attractions; and Corporate and Other. The Company's fiscal year ends on December 31 for all periods presented.

During the third quarter of 2005, the Company committed to a plan of disposal of certain markets of its ResortQuest business that were considered to be inconsistent with the Company's long term growth strategy. During the second quarter of 2006, the Company completed the sale of one additional market of its ResortQuest business that was not included in the original plan of disposal, but was later determined to be inconsistent with the Company's long term growth strategy. During the second quarter of 2007, the Company disposed of the remainder of its ResortQuest business. The ResortQuest business, along with other businesses with respect to which the Company pursued plans of disposal in prior periods, have been presented as discontinued operations, net of taxes, for all periods presented.

Business Segments

Hospitality

The Hospitality segment includes the operations of Gaylord Hotels branded hotels and the Radisson Hotel at Opryland, as well as the Company's ownership interests in two joint ventures. At December 31, 2009, the Company owns and operates the Gaylord Opryland Resort and Convention Center ("Gaylord Opryland"), the Gaylord Palms Resort and Convention Center ("Gaylord Palms"), the Gaylord Texan Resort and Convention Center ("Gaylord Texan"), the Gaylord National Resort & Convention Center ("Gaylord National"), and the Radisson Hotel at Opryland. Gaylord Opryland and the Radisson Hotel at Opryland are both located in Nashville, Tennessee. The Gaylord Palms in Kissimmee, Florida opened in January 2002. The Gaylord Texan in Grapevine, Texas opened in April 2004. The Gaylord National, located in Prince George's County, Maryland, opened in April 2008.

Opry and Attractions

The Opry and Attractions segment includes all of the Company's Nashville-based tourist attractions. At December 31, 2009, these include the Grand Ole Opry, the General Jackson Showboat, the Wildhorse Saloon, the Ryman Auditorium and the Gaylord Springs Golf Links, among others. The Opry and Attractions segment also includes Corporate Magic, which specializes in the production of creative events in the corporate entertainment marketplace, and WSM-AM.

Corporate and Other

Corporate and Other includes operating and selling, general and administrative expenses related to the overall management of the Company which are not allocated to the other reportable segments, including costs for the Company's retirement plans, equity-based compensation plans, information technology, human resources, accounting, and other administrative expenses. This segment also includes, prior to May 31, 2007, the expenses and activities associated with the Company's ownership of various investments. Until the second quarter of 2007, the Company owned a minority interest in Bass Pro Group, LLC, a leading retailer of premium outdoor sporting goods and fishing products. On May 31, 2007, the Company completed the sale of all of its ownership interest in Bass Pro Group, LLC.

ResortQuest

On November 20, 2003, the Company acquired 100% of the outstanding common shares of ResortQuest International, Inc. ("ResortQuest") in a tax-free, stock-for-stock merger. Based on the average market price of the Company's common stock ($19.81, which was based on an average of the closing prices for two days before, the day of, and two days after the date of the definitive agreement, August 4, 2003), together with the direct merger costs, the Company paid an aggregate purchase price of approximately $114.7 million in stock plus the assumption of ResortQuest's outstanding indebtedness as of November 20, 2003, which totaled $85.1 million. On January 1, 2005, the Company acquired 100% of the outstanding membership interests of East West Resorts at Summit County, LLC, Aspen Lodging Company, LLC, Great Beach Vacations, LLC, East West Realty Aspen, LLC, and

Sand Dollar Management Investors, LLC (collectively, "East West Resorts") from East West Resorts, LLC for an aggregate purchase price of $20.7 million in cash plus the assumption of East West Resorts' liabilities as of January 1, 2005 of $7.8 million. On February 1, 2005, the Company acquired 100% of the outstanding common shares of Whistler Lodging Company, Ltd. ("Whistler") from O'Neill Hotels and Resorts Whistler, Ltd. for an aggregate purchase price of $0.1 million in cash plus the assumption of Whistler's liabilities as of February 1, 2005 of $4.9 million. Prior to the sale of these businesses, which is further described in Note 2, ResortQuest, East West Resorts, and Whistler comprised the Company's ResortQuest segment. These businesses offered management services to properties in premier beach, mountain, and tropical resort locations in the United States and Canada. Due to the sale of these businesses, the results of their operations from the date of acquisition have been classified as discontinued operations in these consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. The Company's investments in non-controlled entities in which it has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. The Company's investments in other entities are accounted for using the cost method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents — Unrestricted

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash and Cash Equivalents — Restricted

Restricted cash and cash equivalents represent cash held in certificates of deposit with an original maturity of greater than three months. The Company is required to maintain this certificate of deposit in order to secure its Tennessee workers' compensation self-insurance obligations.

Supplemental Cash Flow Information

Cash paid for interest for the years ended December 31 was comprised of (amounts in thousands):

	2009	2008	2007
Debt interest paid	**$ 71,561**	$ 75,526	$ 65,256
Deferred financing costs paid	**8,077**	10,753	4,042
Capitalized interest	**(793)**	(16,360)	(42,313)
Cash paid for interest, net of capitalized interest	**$ 78,845**	$ 69,919	$ 26,985

Net cash refunds of income tax payments in 2009 and 2008 were $3.8 million and $6.6 million, respectively (net of cash payments of income taxes of $1.6 million and $1.6 million, respectively). Cash payments for income taxes in 2007 were $103.5 million.

As further discussed in Note 4, the Company received two bonds from Prince George's County, Maryland during the second quarter of 2008 in connection with the development of Gaylord National. The receipt of these bonds in 2008 is reflected as a non-cash activity for an increase in notes receivable and decrease in property and equipment of $150.4 million in the accompanying consolidated statement of cash flows.

The Company's net cash flows provided by investing activities — discontinued operations in 2007 primarily consist of cash proceeds received from the sale of discontinued operations.

Accounts Receivable

The Company's accounts receivable are primarily generated by meetings and convention attendees' room nights. Receivables arising from these sales are not collateralized. Credit risk associated with the accounts receivable is minimized due to the large and diverse nature of the customer base. No customers accounted for more than 10% of the Company's trade receivables at December 31, 2009.

Allowance for Doubtful Accounts

The Company provides allowances for doubtful accounts based upon a percentage of revenue and periodic evaluations of the aging of accounts receivable.

Deferred Financing Costs

Deferred financing costs consist of prepaid interest, loan fees and other costs of financing that are amortized over the term of the related financing agreements, using the effective interest method. During 2009, 2008 and 2007, deferred financing costs of $4.8 million, $4.4 million, and $14.3 million, respectively, were amortized and recorded as interest expense in the accompanying consolidated statements of operations.

As more fully discussed in Note 8, as a result of the refinancing of the Company's $1.0 billion credit facility, the Company wrote off $1.3 million of deferred financing costs, which is included in interest expense in the accompanying consolidated statements of operations for 2008. In addition, as more fully discussed in Note 8, as a result of the Company's repurchase of portions of its senior notes outstanding, the Company wrote off $4.2 million and $0.6 million of deferred financing costs during 2009 and 2008, respectively, which is included as a reduction in the net gain on extinguishment of debt in the accompanying consolidated statements of operations for 2009 and 2008.

Property and Equipment

Property and equipment are stated at cost. Improvements and significant renovations that extend the lives of existing assets are capitalized. Interest on funds borrowed to finance the construction of major capital additions is included in the cost of the applicable capital addition. Maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated using the straight-line method over the following estimated useful lives:

Buildings	40 years
Land improvements	20 years
Furniture, fixtures and equipment	3-8 years
Leasehold improvements	The shorter of the lease term or useful life

Impairment of Long-Lived Assets

In accounting for the Company's long-lived assets other than goodwill, the Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets or asset group may not be recoverable. Recoverability of long-lived assets that will continue to be used is measured by comparing the carrying amount of the asset or asset group to the related total future undiscounted net cash flows. If an asset or asset group's carrying value is not recoverable through those cash flows, the asset group is considered to be impaired. The impairment is measured by the difference between the assets' carrying amount and their fair value, which is estimated using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available.

Goodwill and Indefinite-Lived Intangibles

Goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually and whenever triggering events or circumstances occur indicating that these intangibles may be impaired. The Company allocates goodwill to reporting units by comparing the fair value of each reporting unit identified to the total fair value of the acquired company on the acquisition date. The Company performs its review of goodwill for impairment by comparing the carrying value of the applicable reporting unit to the fair value of the reporting unit. The Company estimates fair value using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available. If the fair value is less than the carrying value, the Company measures potential impairment by allocating the fair value of the reporting unit to the tangible assets and liabilities of the reporting unit in a manner similar to a business combination purchase price allocation. The remaining fair value of the reporting unit after assigning fair values to all of the reporting unit's assets and liabilities represents the implied fair value of goodwill of the reporting unit. The impairment is measured by the difference between the carrying value of goodwill and the implied fair value of goodwill. The Company's goodwill and intangibles are discussed further in Note 5.

Leases

The Company is leasing a 65.3 acre site in Osceola County, Florida on which the Gaylord Palms is located, a 10 acre site in Grapevine, Texas on which a portion of the Gaylord Texan is located, and is a lessee under various other leasing arrangements, including leases for office space, office equipment, and other equipment. The Company accounts for lease obligations under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 840, *Leases*. The Company's leases are discussed further in Note 15.

Long-Term Investments

The Company owns minority interest investments in certain businesses. Generally, non-marketable investments (excluding limited partnerships and limited liability company interests) in which the Company owns less than 20 percent are accounted for using the cost method of accounting and investments in which the Company owns between 20 percent and 50 percent and limited partnerships are accounted for using the equity method of accounting.

Other Assets

Other current and long-term assets of continuing operations at December 31 consist of (amounts in thousands):

	2009	2008
Other current assets:		
Other current receivables	**$ 19,596**	$ 17,568
Prepaid expenses	**21,869**	18,319
Inventories	**10,616**	10,222
Current income tax receivable	**28,797**	4,651
Other current assets	**10**	33
Total other current assets	**$ 80,888**	$ 50,793
Other long-term assets:		
Other long-term receivables	**$ 1,098**	$ 1,780
Deferred software costs, net	**21,795**	23,297
Supplemental deferred compensation plan assets	**11,895**	10,086
Other long-term assets	**8,408**	7,428
Total other long-term assets	**$ 43,196**	$ 42,591

Other Current Assets

Other current receivables result primarily from interest income accrued on the notes received in connection with the development of Gaylord National and other non-operating income that are due within one year. Prepaid expenses consist of prepayments for property taxes at one of our hotel properties, insurance and other contracts that will be expensed during the subsequent year. Inventories consist primarily of merchandise for resale and are carried at the lower of cost or market. Cost is computed on an average cost basis. Current income tax receivable represents amounts to be received as a result of carryback adjustments to prior year tax returns.

Other Long-Term Assets

The Company capitalizes the costs of computer software developed for internal use. Accordingly, the Company has capitalized the external costs and certain internal payroll costs to acquire and develop computer software. Deferred software costs are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years. Amortization expense of deferred software costs during 2009, 2008 and 2007 was $7.1 million, $5.6 million, and $4.0 million, respectively.

Preopening Costs

The Company expenses the costs associated with preopening expenses related to the construction of new hotels, start-up activities and organization costs as incurred.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities of continuing operations at December 31 consist of (amounts in thousands):

	2009	2008
Trade accounts payable	$ **10,386**	$ 13,022
Accrued construction in progress	**4,412**	16,123
Property and other taxes payable	**27,456**	26,779
Deferred revenues	**49,094**	45,292
Accrued salaries and benefits	**17,801**	20,921
Accrued self-insurance reserves	**9,248**	9,751
Accrued interest payable	**11,224**	10,323
Other accrued liabilities	**22,242**	25,944
Total accounts payable and accrued liabilities	$ **151,863**	$ 168,155

Deferred revenues consist primarily of deposits on advance bookings of hotel rooms and advance ticket sales at the Company's tourism properties, as well as uncollected attrition and cancellation fees. The Company is self-insured up to a stop loss for certain losses relating to workers' compensation claims, employee medical benefits and general liability claims. The Company recognizes self-insured losses based upon estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions followed in the insurance industry or the Company's historical experience.

Income Taxes

The Company establishes deferred tax assets and liabilities based on the difference between the financial statement and income tax carrying amounts of assets and liabilities using existing tax laws and tax rates. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Note 14 for more detail on the Company's income taxes.

Other Long-Term Liabilities

Other long-term liabilities of continuing operations at December 31 consist of (amounts in thousands):

	2009	2008
Pension and postretirement benefits liability	$ **42,149**	$ 57,610
Non-cash lease liability	**50,840**	44,823
Deferred compensation liability	**11,895**	14,159
Unrealized tax benefits	**16,123**	12,417
Other long-term liabilities	**3,414**	2,569
Total other long-term liabilities	$ **124,421**	$ 131,578

Revenue Recognition

Revenues from hotel rooms are recognized as earned on the close of business each day and from concessions and food and beverage sales at the time of the sale. Revenues from other services at the Company's hotels, such as spa, parking, and transportation services, are recognized at the time services are provided. Attrition fees, which are charged to groups when they do not fulfill the minimum number of room nights or minimum food and beverage spending requirements originally contracted for, as well as cancellation fees, are recognized as revenue in the period they are collected. The Company recognizes revenues from the Opry and Attractions segment when services are provided or goods are shipped, as applicable. The Company is required to collect certain taxes from customers on behalf of government agencies and remit these back to the applicable governmental entity on a periodic basis. These taxes are collected from customers at the time of purchase, but are not included in revenue. The Company records a liability upon collection from the customer and relieves the liability when payments are remitted to the applicable governmental agency.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in continuing operations were $19.0 million, $26.1 million, and $20.3 million for 2009, 2008 and 2007, respectively.

Stock-Based Compensation

At December 31, 2009, the Company has stock-based employee compensation plans, which are described more fully in Note 10. The Company accounts for its stock-based compensation plan under the provisions of FASB ASC 718, *Compensation – Stock Compensation.*

Discontinued Operations

The Company has presented the operating results, financial position and cash flows of the following businesses as discontinued operations in the accompanying consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009: ResortQuest; WSM-FM and WWTN(FM); Word Entertainment, the Company's contemporary Christian music business; and the Acuff-Rose Music Publishing entity. The results of operations of these businesses, including impairment and other charges, restructuring charges and any gain or loss on disposal, have been reflected as discontinued operations, net of taxes, in the accompanying consolidated statements of operations and the assets and liabilities of these businesses are reflected as discontinued operations in the accompanying consolidated balance sheets, as further described in Note 2.

(Loss) Income Per Share

Earnings per share is measured at two levels: basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net (loss) income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net (loss) income by the weighted average number of common shares outstanding after considering the effect of conversion of dilutive instruments, calculated using the treasury stock method. Net (loss) income per share amounts are calculated as follows for the years ended December 31 (income and share amounts in thousands):

	2009		
	Loss	**Shares**	**Per Share**
Net loss	**$ (23)**	**42,490**	**$ (0.00)**
Effect of dilutive stock options	**—**	**—**	**—**
Net loss — assuming dilution	**$ (23)**	**42,490**	**$ (0.00)**

	2008		
	Income	**Shares**	**Per Share**
Net income	$ 4,364	40,943	$ 0.11
Effect of dilutive stock options	—	314	—
Net income — assuming dilution	$ 4,364	41,257	$ 0.11

	2007		
	Income	**Shares**	**Per Share**
Net income	$ 111,911	41,010	$ 2.73
Effect of dilutive stock options	—	1,283	—
Net income — assuming dilution	$ 111,911	42,293	$ 2.65

For 2009, the effect of dilutive stock options was the equivalent of approximately 243,000 shares of common stock outstanding. Because the Company had a loss from continuing operations during 2009, these incremental shares were excluded from the computation of dilutive earnings per share for 2009 as the effect of their inclusion would have been anti-dilutive.

Additionally, the Company had approximately 3,546,000, 3,727,000 and 547,000 stock-based compensation awards outstanding as of December 31, 2009, 2008, and 2007, respectively, that could potentially dilute earnings per share in the future but were excluded from the computation of diluted earnings per share for 2009, 2008 and 2007, respectively, as the effect of their inclusion would have been anti-dilutive.

As discussed in Note 8, during September 2009, the Company issued 3.75% Convertible Senior Notes (the "Convertible Notes") due 2014. In connection with the issuance of these notes, the Company entered into a warrant transaction with the note underwriters to sell common stock warrants. The initial strike price of these warrants is $32.70 per share of the Company's common stock and the warrants cover an aggregate of 13.2 million shares of the Company's common stock. If the closing stock price of the Company's stock exceeds this strike price, these warrants will be dilutive. It is the Company's intention to settle the face value of the Convertible Notes in cash upon conversion/maturity. The warrants may only be settled in shares of the Company's common stock.

Comprehensive (Loss) Income

The Company's comprehensive (loss) income is presented in the accompanying consolidated statements of stockholders' equity.

A rollforward of the amounts included in comprehensive (loss) income related to the fair value of financial derivative instruments that qualify for hedge accounting, net of deferred taxes, for the years ended December 31 is as follows (in thousands):

	Interest Rate Derivatives	Natural Gas Derivatives	Total Derivatives
Balance at December 31, 2007	$ -	$ 17	$ 17
2008 changes in fair value, net of deferred taxes of $9,772 and $533	(17,440)	(884)	(18,324)
Reclassification to earnings, net of deferred taxes of $458 and $0	(818)	-	(818)
Balance at December 31, 2008	(18,258)	(867)	(19,125)
2009 changes in fair value, net of deferred taxes of $1,050 and $515	**1,777**	**867**	**2,644**
Reclassification to earnings	**-**	**-**	**-**
Balance at December 31, 2009	**$ (16,481)**	**$ -**	**$ (16,481)**

Derivatives and Hedging Activities

As more fully discussed in Note 9, the Company utilizes derivative financial instruments to reduce interest rate risks related to its variable rate debt and to manage risk exposure to changes in the value of portions of its fixed rate debt, as well as changes in the prices at which the Company purchases natural gas. The Company records derivatives in the statement of financial position and measures derivatives at fair value. Changes in the fair value of those instruments are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting.

Financial exposures are managed as an integral part of the Company's risk management program, which seeks to reduce the potentially adverse effect that the volatility of the interest rate and natural gas commodity markets may have on operating results. The Company does not engage in speculative transactions, nor does it hold or issue financial instruments for trading purposes. The Company formally documents hedging instruments and hedging items, as well as its risk management objective and strategy for undertaking hedged items. This process includes linking all derivatives that are designated as fair value and cash flow hedges to specific assets, liabilities or firm commitments on the consolidated balance sheet or to forecasted transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective, the derivative expires or is sold or terminated, or the derivative is discontinued because it is unlikely that a forecasted transaction will occur, the Company discontinues hedge accounting prospectively for that specific hedge instrument.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Newly Issued Accounting Standards

In September 2006, the FASB modified ASC 820, "*Fair Value Measurements and Disclosures*" ("Topic 820"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company adopted the provisions of this statement during the first quarter of 2008. In February 2008, the FASB modified Topic 820 to provide a one year deferral of the effective date of Topic 820 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company adopted the provisions of Topic 820 with respect to its non-financial assets and non-financial liabilities during the first quarter of 2009. The adoption of this statement with respect to non-financial assets and non-financial liabilities did not have a material impact on the Company's consolidated results of operations and financial condition. See Note 16 of the Company's consolidated financial statements included herein for additional disclosures.

In December 2007, the FASB modified FASB ASC 805, "*Business Combinations*" ("Topic 805"). This revised guidance applies to all transactions and other events in which one entity obtains control over one or more other businesses. Topic 805 now requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. Topic 805 now requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously required. Under this revised guidance, the requirements of FASB ASC 420, "*Exit or Disposal Cost Obligations,*" would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, no amounts should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of FASB ASC 450, "*Contingencies.*" This statement is effective prospectively and the Company adopted the provisions of this statement in the first quarter of 2009. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB modified FASB ASC 815, "*Derivatives and Hedging*" ("Topic 815"). This revised guidance is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The Company adopted the provisions of this statement in the first quarter of 2009, and the adoption of Topic 815 did not have a material impact on its consolidated financial position or results of operations. See Note 9 of the Company's consolidated financial statements included herein for additional disclosures.

In November 2008, the Emerging Issues Task Force ("EITF") reached a consensus related to FASB ASC 323, "*Investments — Equity Method and Joint Ventures*" ("Topic 323"). Topic 323 concludes that an equity method investment should be recognized by using a cost accumulation model. In addition, equity method investments as a whole should be assessed for other-than-temporary impairment. The Company adopted the provisions of this statement in the first quarter of 2009, and the adoption of Topic 323 did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2008, the FASB amended FASB ASC 715, "*Compensation – Retirement Benefits*" ("Topic 715"), to require additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan. The Company adopted these changes in the fourth quarter of 2009, and this adoption did not have a material impact on the Company's consolidated financial position or results of operations. See Note 11 of the Company's consolidated financial statement included herein for additional disclosures.

In April 2009, the FASB modified FASB ASC 825, "*Financial Instruments*", which extends the disclosure requirements of the fair value of financial instruments to interim financial statements of publicly traded companies. The Company is now required to disclose, on a quarterly basis, fair value information for financial instruments that are not reflected in the condensed consolidated balance sheets at fair value. The Company adopted these changes in the second quarter of 2009, and this adoption did not have a material impact on the Company's consolidated financial position or results of operations.

In May 2009, the FASB modified FASB ASC 855, "*Subsequent Events*" ("Topic 855") in order to establish principles and requirements for reviewing and reporting subsequent events and requires disclosure of the date through which subsequent events are evaluated and whether the date corresponds with the time at which the financial statements were available for issue (as defined) or were issued. The Company adopted the modifications of Topic 855 during the second quarter of 2009, and this adoption did not have a material impact on the Company's consolidated financial position or results of operations. See Note 20 of the Company's consolidated financial statements included herein for additional disclosures.

In June 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-01, Topic 105, "*Generally Accepted Accounting Principles*" to establish the ASC as the single source of authoritative nongovernmental U.S. generally accepted accounting principles ("GAAP"), superseding existing FASB, American Institute of Certified Public Accountants, EITF, and related accounting literature. This modification does not change the content of GAAP, but reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant SEC guidance organized using the same topical structure in separate sections. This modification became effective for us on July 1, 2009. This had an impact on the footnotes to the Company's financial statements, as all references to authoritative accounting literature are now references in accordance with this modification.

In August 2009, the FASB issued ASU No. 2009-05, Topic 820, "*Measuring Liabilities at Fair Value*," which provides additional guidance to clarify the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, this modification requires that the fair value of a liability be measured using one or more of the listed valuation techniques that should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The modification also clarifies how the price of a traded debt security (i.e., an asset value) should be considered in estimating the fair value of the issuer's
liability. The Company adopted this guidance during the fourth quarter of 2009, and this adoption did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB modified FASB ASC 810, "*Consolidation*" ("Topic 810") to amend the guidance governing the determination of whether an enterprise is the primary beneficiary of a variable interest entity ("VIE"). This modification requires a qualitative analysis, rather than a quantitative analysis, that considers who has the power to direct the activities of the entity that most significantly impact the entity's economic performance, as well as an assessment of who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This modification also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. Before this modification, reconsideration of whether an enterprise is the primary beneficiary of a VIE was required only when specific events occurred. This modification will be effective for the Company beginning January 1, 2010, and the Company does not expect this modification to have a material impact on its consolidated financial position or results of operations.

2. Discontinued Operations

As discussed in Note 1, the Company has reflected the following businesses as discontinued operations. The results of operations, net of taxes (prior to their disposal, where applicable) and the carrying value of the assets and liabilities of these businesses have been reflected in the accompanying consolidated financial statements as discontinued operations for all periods presented.

ResortQuest

During the second quarter of 2007, in a continued effort to focus on its Gaylord Hotels and Opry and Attractions businesses, the Company committed to a plan of disposal of its ResortQuest business. On May 31, 2007, the Company completed the sale of its ResortQuest Hawaii operations through the transfer of all of its equity interests in its ResortQuest Hawaii subsidiaries ("ResortQuest Hawaii") to Vacation Holdings Hawaii, Inc., an affiliated company of Interval International, for $109.1 million in cash, prior to giving effect to a purchase price adjustment based on the working capital of ResortQuest Hawaii as of the closing. The Company retained its 19.9% ownership interest in RHAC Holdings, LLC and its 18.1% ownership interest in Waipouli Holdings LLC, which ownership interests were excluded from this transaction. During 2007, the Company recognized a pre-tax gain of $50.0 million in discontinued operations in the accompanying consolidated statements of operations related to the sale of ResortQuest Hawaii. In connection with the sale of ResortQuest Hawaii, the Company recorded pre-tax restructuring charges for employee severance benefits of $0.4 million during 2007, all of which was included in the pre-tax gain on the sale of ResortQuest Hawaii.

On June 1, 2007, the Company completed the sale of the remainder of the operations of its ResortQuest subsidiary through the transfer of all of its capital stock in its ResortQuest Mainland subsidiary ("ResortQuest Mainland") to BEI-RZT Corporation, a subsidiary of Leucadia National Corporation for $35.0 million, prior to giving effect to certain purchase price adjustments, including a purchase price adjustment based on the working capital of ResortQuest Mainland as of the closing. The Company recognized a pre-tax loss of $59.5 million in discontinued operations in the accompanying consolidated statements of operations for 2007 related to the sale of ResortQuest Mainland. In connection with the sale of ResortQuest Mainland, the Company recorded pre-tax restructuring charges for employee severance benefits of $0.4 million during 2007, of which $0.3 million was included in the pre-tax loss on the sale of ResortQuest Mainland. The Company recorded pre-tax restructuring charges for employee severance benefits of $0.3 million during 2008.

The following table reflects the results of operations of businesses accounted for as discontinued operations for the years ended December 31 (amounts in thousands):

	2009	2008	2007
Revenues:			
ResortQuest	**$ -**	$ -	$ 91,229
Operating (loss) income:			
ResortQuest	**$ (97)**	$ (354)	$ (4,460)
Other	**10**	-	517
Restructuring charges	**-**	(262)	(125)
Total operating loss	**(87)**	(616)	(4,068)
Interest expense, net of amounts capitalized	**(1)**	(4)	(17)
Interest income	**-**	-	309
Other gains and (losses)			
ResortQuest	**24**	159	(9,450)
Other	**95**	55	-
Total other gains and (losses)	**119**	214	(9,450)
Income (loss) before (provision) benefit for income taxes	**31**	(406)	(13,226)
(Provision) benefit for income taxes	**(7)**	161	23,149
Income (loss) from discontinued operations	**$ 24**	$ (245)	$ 9,923

Included in other gains and (losses) in 2009 and 2008 is miscellaneous income and expense. Included in other gains and (losses) in 2007 is a pre-tax gain of $50.0 million on the sale of ResortQuest Hawaii and a pre-tax loss of $59.5 million on the sale of ResortQuest Mainland. The remaining gains and (losses) in 2007 are primarily comprised of miscellaneous income and expense.

The benefit for income taxes in 2007 primarily relates to a permanent tax benefit recognized due to differences between book and tax basis on the sales of ResortQuest Hawaii and ResortQuest Mainland, the Company settling certain ResortQuest issues with the Internal Revenue Service related to periods prior to the acquisition of ResortQuest, the tax effect of interest charged to ResortQuest International, Inc. during the period, and the write-off of taxable goodwill associated with the ResortQuest markets sold in this period.

The assets and liabilities of the discontinued operations presented in the accompanying consolidated balance sheets at December 31 are comprised of (amounts in thousands):

	December 31, 2009	December 31, 2008
Current assets:		
Other current assets	$ 63	$ 197
Total current assets	63	197
Total assets	$ 63	$ 197
Current liabilities:		
Accounts payable and accrued liabilities	$ 669	$ 1,329
Total current liabilities	669	1,329
Other long-term liabilities:		
Other long-term liabilities	447	446
Total long-term liabilities	447	446
Total liabilities	$ 1,116	$ 1,775

3. Property and Equipment

Property and equipment of continuing operations at December 31 is recorded at cost and summarized as follows (amounts in thousands):

	2009	2008
Land and land improvements	$ 212,953	$ 198,169
Buildings	2,195,367	2,180,232
Furniture, fixtures and equipment	507,454	510,358
Construction in progress	34,664	47,234
	2,950,438	2,935,993
Accumulated depreciation	(800,624)	(708,419)
Property and equipment, net	$ 2,149,814	$ 2,227,574

Depreciation expense, including amortization of assets under capital lease obligations, of continuing operations during 2009, 2008 and 2007 was $109.2 million, $104.1 million, and $73.3 million, respectively.

4. Notes Receivable

In connection with the development of Gaylord National, Prince George's County, Maryland ("the County") issued three series of bonds. The first bond issuance, with a face value of $65 million, was issued by the County in April 2005 to support the cost of infrastructure being constructed by the project developer, such as roads, water and sewer lines. The second bond issuance, with a face value of $95 million ("Series A Bond"), was issued by the County in April 2005 and placed into escrow until substantial completion of the convention center and 1,500 rooms within the hotel. The Series A Bond and the third bond issuance, with a face value of $50 million ("Series B Bond"), were delivered to the Company upon substantial completion and opening of the Gaylord National on April 2, 2008. The interest rate on the Series A Bond and Series B Bond is 8.0% and 10.0%, respectively.

The Company is currently holding the Series A Bond and Series B Bond and receiving the debt service thereon, which is payable from tax increments, hotel taxes and special hotel rental taxes generated from the development. Accordingly, during the second quarter of 2008, the Company calculated the present value of the future debt service payments from the Series A Bond and Series B Bond based on their effective interest rates of 8.04% and 11.42%, respectively, at the time the bonds were delivered to the Company and recorded a note receivable and offset to property and equipment in the amounts of $93.8 million and $38.3 million, respectively, in the accompanying consolidated balance sheet. The Company also calculated the present value of the interest that had accrued on the Series A Bond between its date of issuance and delivery to the Company based on its effective interest rate of 8.04% at the time the bond was delivered to the Company and recorded a note receivable and offset to property and equipment in the amount of $18.3 million in the accompanying consolidated balance sheet. The Company is recording the amortization of discount on these notes receivable as interest income over the life of the notes.

During 2009 and 2008, the Company recorded interest income of $14.8 million and $11.3 million, respectively, on these bonds, which included $12.6 million and $9.4 million, respectively, of interest that accrued on the bonds subsequent to their delivery to the Company and $2.2 million and $1.9 million, respectively, related to amortization of the discount on the bonds. The Company received payments of $17.1 million during 2009 relating to this note receivable.

5. Goodwill and Intangibles

As further discussed in Note 1, the Company performs an annual review of goodwill for impairment. At December 31, 2008, the carrying amount of the Company's goodwill was $6.9 million and was associated with one reporting unit within its Opry and Attractions segment. In connection with the preparation of the Company's financial statements for the third quarter of 2009, as a result of significant adverse changes in the business climate of a reporting unit within its Opry and Attractions segment, the Company determined that the goodwill of this reporting unit may be impaired and performed an interim impairment review on this goodwill, as described in Note 1. As a result, the Company recorded an impairment charge of $6.6 million during 2009, to write down the carrying value of goodwill at the impaired reporting unit to its implied fair value of $0.3 million. The Company estimated the fair value of the reporting unit by using a discounted cash flow analysis that utilized comprehensive cash flow projections, as well as assumptions based on market data to the extent available. The discount rate utilized in this analysis was 16%, which reflected market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view of risks associated with the projected cash flows of the reporting unit. No additional impairment charges on goodwill were recorded during 2009.

The carrying amount of indefinite lived intangible assets not subject to amortization in continuing operations was $1.5 million at December 31, 2009 and 2008. The gross carrying amount of amortized intangible assets in continuing operations was $1.1 million at December 31, 2009 and 2008. The related accumulated amortization of intangible assets in continuing operations was $1.0 million and $0.9 million at December 31, 2009 and 2008, respectively. The amortization expense related to intangibles from continuing operations during 2009, 2008, and 2007 was $52,000 $53,000 and $54,000 respectively. The estimated amounts of amortization expense for the next five years are as follows (amounts in thousands):

2010	$	42
2011		20
2012		9
2013		9
2014		8
	$	88

6. Investments

Investments related to continuing operations at December 31 are summarized as follows (amounts in thousands):

		2009		2008
Long term investments:				
RHAC Holdings, LLC	$	**128**	$	1,131
Waipouli Holdings, LLC		**-**		-
Bass Pro Group, LLC		**-**		-
Total long-term investments	**$**	**128**	$	1,131

RHAC Holdings, LLC

Through a joint venture arrangement with G.O. IB-SIV US, a private real estate fund managed by DB Real Estate Opportunities Group ("IB-SIV"), the Company holds a 19.9% ownership interest in RHAC Holdings, LLC, which it acquired in exchange for its initial capital contribution of $4.7 million to RHAC Holdings, LLC in 2005. Through a wholly-owned subsidiary, RHAC, LLC, RHAC Holdings LLC owns the 716-room ResortQuest Waikiki Beach Hotel and related assets located in Honolulu, Hawaii ("the Waikiki Hotel"). RHAC, LLC financed the purchase of the Waikiki Hotel by entering into a series of loan transactions with Greenwich Capital Financial Products, Inc. (the "Waikiki Hotel Lender") consisting of a $70.0 million senior loan secured by the Waikiki Hotel and a $16.3 million mezzanine loan secured by the ownership interest of RHAC, LLC (collectively, the "Waikiki Hotel Loans"). On September 29, 2006, RHAC, LLC refinanced the Waikiki Hotel Loans with the Waikiki Hotel Lender, which resulted in the mezzanine loan increasing from $16.3 million to $34.9 million. IB-SIV is the managing member of RHAC Holdings, LLC, but certain actions of RHAC Holdings, LLC initiated by IB-SIV require the Company's approval as a member. In addition, under the joint venture arrangement, Aston Hotels & Resorts (recently renamed from ResortQuest Hawaii, which we formerly owned) manages the hotel under a 20-year hotel management agreement with RHAC, LLC and Aston Hotels & Resorts is responsible for the day-to-day operations of the Waikiki Hotel in accordance with RHAC, LLC's business plan. The Company retained its ownership interest in RHAC Holdings, LLC after the sale of ResortQuest Hawaii and is accounting for its investment in RHAC Holdings, LLC under the equity method of accounting.

For the period January 1, 2007 to May 31, 2007 (which is the period during 2007 that the Company owned ResortQuest Hawaii), ResortQuest Hawaii earned total fees of $1.0 million from its management agreement with RHAC, LLC.

Waipouli Holdings, LLC

Through a joint venture arrangement with RREEF Global Opportunities Fund II, LLC, a private real estate fund managed by DB Real Estate Opportunities Group ("RREEF"), the Company holds an 18.1% ownership interest in Waipouli Holdings, LLC, which it acquired in exchange for its initial capital contribution of $3.8 million to Waipouli Holdings, LLC in 2006. Through a wholly-owned subsidiary, Waipouli Owner, LLC, Waipouli Holdings, LLC owns the 311-room ResortQuest Kauai Beach at Makaiwa Hotel, located in Kapaa, Hawaii ("the Kauai Hotel"). Waipouli Owner, LLC financed the purchase of the Kauai Hotel in 2006 by entering into a series of loan transactions with Morgan Stanley Mortgage Capital, Inc. (the "Kauai Hotel Lender") consisting of a $52.0 million senior loan secured by the Kauai Hotel, an $8.2 million senior mezzanine loan secured by the ownership interest of Waipouli Owner, LLC, and an $8.2 million junior mezzanine loan secured by the ownership interest of Waipouli Owner, LLC (collectively, the "Kauai Hotel Loans"). RREEF is the managing member of Waipouli Holdings, LLC, but certain actions of Waipouli Holdings, LLC initiated by RREEF require the Company's approval as a member. In addition, under the joint venture arrangement, Aston Hotels & Resorts (recently renamed from ResortQuest Hawaii, which we formerly owned) manages the hotel under a five-year hotel management agreement with Waipouli Owner, LLC and Aston Hotels & Resorts is responsible for the day-to-day operations of the Kauai Hotel in accordance with Waipouli Owner, LLC's business plan. The Company retained its ownership interest in Waipouli Holdings, LLC after the sale of ResortQuest Hawaii and is accounting for its investment in Waipouli Holdings, LLC under the equity method of accounting.

For the period January 1, 2007 to May 31, 2007 (which is the period during 2007 that the Company owned ResortQuest Hawaii), ResortQuest Hawaii earned total fees of $0.4 million from its management agreement with Waipouli Owner, LLC.

As more fully discussed in Note 7, the Company recognized a non-cash impairment charge of approximately $2.5 million during 2008 to write off its investment in Waipouli Holdings, LLC.

Bass Pro

Prior to May 31, 2007, the Company owned 13.0% of Bass Pro Group, LLC, the owner of Bass Pro, Inc., Tracker Marine Boats and Big Cedar Lodge businesses. On May 31, 2007, the Company completed the sale of all of its ownership interest in Bass Pro Group, LLC to Bass Pro Group, LLC for a purchase price of $222.0 million in cash. The Company recognized a pre-tax gain of $140.3 million from the sale of its interest in Bass Pro Group, LLC, which is recorded in other gains and losses in the accompanying consolidated statements of operations. Net proceeds from the sale of $221.5 million were used to reduce the Company's outstanding indebtedness. The Company's Chief Executive Officer formerly served as a member of the board of managers of Bass Pro Group, LLC but resigned upon consummation of the sale.

7. Impairment and Other Charges

Goodwill

As more fully discussed in Note 5, the Company recorded an impairment charge of $6.6 million during 2009 to write down the carrying value of goodwill at an impaired reporting unit within its Opry and Attractions segment to its implied fair value of $0.3 million.

La Cantera

On April 15, 2008, the Company terminated the Agreement of Purchase and Sale dated as of November 19, 2007 (the "Purchase Agreement") with LCWW Partners, a Texas joint venture, and La Cantera Development Company, a Delaware corporation (collectively, "Sellers"), to acquire the assets related to the Westin La Cantera Resort, located in San Antonio, Texas, on the basis that the Company did not obtain financing satisfactory to it. Pursuant to the terms of the Purchase Agreement and a subsequent amendment, the Company forfeited a $10.0 million deposit previously paid to Sellers. As a result, the Company recorded an impairment charge of $12.0 million during 2008 to write off the deposit, as well as certain transaction-related expenses that were also capitalized in connection with the potential acquisition.

Chula Vista

On November 17, 2008, the Company announced that it had terminated its plans to develop a resort and convention hotel in Chula Vista, California, due to prolonged planning and approval processes, a complicated regulatory and legal structure, and excessive off-site infrastructure costs. As a result of this decision, during 2008, the Company incurred a non-cash impairment charge of approximately $4.7 million to write off certain costs that were capitalized in connection with the Chula Vista project.

Waipouli Holdings, LLC

As further discussed in Note 6, through a joint venture arrangement, the Company holds an 18.1% ownership interest in Waipouli Holdings, LLC, which, through a wholly-owned subsidiary, owns the Kauai Hotel. During the fourth quarter of 2008, the Company determined that it would not be able to recover its investment in Waipouli Holdings, LLC by either continuing to operate the hotel or by selling the hotel. Therefore, the Company recorded an impairment charge of $2.5 million during 2008 to write off its investment balance and accrue the estimated costs of disposal related to Waipouli Holdings, LLC.

8. Debt

The Company's debt and capital lease obligations related to continuing operations at December 31 consisted of (amounts in thousands):

	2009	2008
$1.0 Billion Credit Facility	**$ 700,000**	$ 722,500
3.75% Convertible Senior Notes, net of unamortized discount of $65,136	**294,864**	-
8.00% Senior Notes	**-**	321,459
6.75% Senior Notes	**180,700**	207,700
Nashville Predators Promissory Note	**1,000**	2,000
Capital lease obligations	**2,124**	3,007
Fair value hedge effective for 8.00% Senior Notes	**-**	6,235
Total debt	**1,178,688**	1,262,901
Less amounts due within one year	**(1,814)**	(1,904)
Total long-term debt	**$ 1,176,874**	$ 1,260,997

Note 15 discusses the Nashville Predators Promissory Note and capital lease obligations in more detail, including annual maturities.

Annual maturities of long-term debt, excluding discounts and capital lease obligations, are as follows (amounts in thousands).

2010	$ **1,000**
2011	**-**
2012	**700,000**
2013	**-**
2014	**540,700**
Years thereafter	**-**
Total	**$ 1,241,700**

Accrued interest payable at December 31, 2009 and 2008 was $11.2 and $10.3 million, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

$1.0 Billion Credit Facility

Prior to its refinancing on July 25, 2008, the Company had in place an Amended and Restated Credit Agreement by and among the Company, certain subsidiaries of the Company party thereto, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent (the "$1.0 Billion Credit Facility"). The $1.0 Billion Credit Facility was effective March 23, 2007 and represented an increase of the Company's previous $600.0 million credit facility.

On July 25, 2008, the Company refinanced the $1.0 Billion Credit Facility by entering into a Second Amended and Restated Credit Agreement (the "New $1.0 Billion Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent. The New $1.0 Billion Credit Facility consists of the following components: (a) $300.0 million senior secured revolving credit facility, which includes a $50.0 million letter of credit sublimit and a $30.0 million sublimit for swingline loans, and (b) a $700.0 million senior secured term loan facility. The term loan facility was fully funded at closing. The New $1.0 Billion Credit Facility also includes an accordion feature that will allow the Company to increase the New $1.0 Billion Credit Facility by a total of up to $400.0 million in no more than three occasions, subject to securing additional commitments from existing lenders or new lending institutions. The revolving loan, letters of credit, and term loan mature on July 25, 2012. At the Company's election, the revolving loans and the term loans will bear interest at an annual rate of LIBOR plus 2.50% or a base rate (the higher of the lead bank's prime rate and the federal funds rate) plus 0.50%. As further discussed in Note 9, the Company entered into interest rate swaps with respect to $500.0 million aggregate principal amount of borrowings under the term loan portion to convert the variable rate on those borrowings to a fixed weighted average interest rate of 3.94% plus the applicable margin on these borrowings during the term of the swap agreements. Interest on the Company's borrowings is payable quarterly, in arrears, for base rate loans and at the end of each interest rate period for LIBOR rate-based loans. Principal is payable in full at maturity. The Company will be required to pay a commitment fee of 0.25% per year of the average unused portion of the New $1.0 Billion Credit Facility.

The purpose of the New $1.0 Billion Credit Facility is for working capital, capital expenditures, the financing of the remaining costs and expenses related to the construction of the Gaylord National hotel, and other corporate purposes.

The New $1.0 Billion Credit Facility is (i) secured by a first mortgage and lien on the real property and related personal and intellectual property of Gaylord Opryland, Gaylord Texan, Gaylord Palms and Gaylord National, and pledges of equity interests in the entities that own such properties and (ii) guaranteed by each of the four wholly owned subsidiaries that own the four hotels. Advances are subject to a 55% borrowing base, based on the appraisal value of the hotel properties (reduced to 50% in the event a hotel property is sold).

In addition, the New $1.0 Billion Credit Facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The material financial covenants, ratios or tests contained in the New $1.0 Billion Credit Facility are as follows:

- The Company must maintain a consolidated funded indebtedness to total asset value ratio as of the end of each calendar quarter of not more than 65%.

- The Company must maintain a consolidated tangible net worth of not less than the sum of $600.0 million, increased on a cumulative basis as of the end of each calendar quarter, commencing with the calendar quarter ending March 31, 2005, by an amount equal to (i) 75% of consolidated net income (to the extent positive) for the calendar quarter then ended, plus (ii) 75% of the proceeds received by the Company or any of the Company's subsidiaries in connection with any equity issuance.

- The Company must maintain a minimum consolidated fixed charge coverage ratio, as defined in the agreement, of not less than 2.00 to 1.00.
- The Company must maintain an implied debt service coverage ratio (the ratio of adjusted net operating income to monthly principal and interest that would be required if the outstanding balance were amortized over 25 years at an assumed fixed rate) of not less than 1.60 to 1.00.

If an event of default shall occur and be continuing under the New $1.0 Billion Credit Facility, the commitments under the New $1.0 Billion Credit Facility may be terminated and the principal amount outstanding under the New $1.0 Billion Credit Facility, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable. The New $1.0 Billion Credit Facility is cross-defaulted to the Company's other indebtedness.

As a result of the refinancing of the $1.0 Billion Credit Facility and a refinancing of a prior credit facility, the Company wrote off $1.3 million and $1.2 million of deferred financing costs, which are included in interest expense in the accompanying consolidated statements of operations for 2008 and 2007, respectively.

As of December 31, 2009, $700.0 million of borrowings were outstanding under the New $1.0 Billion Credit Facility, and the lending banks had issued $9.8 million of letters of credit under the facility for the Company, which left $290.2 million of availability under the credit facility (subject to the satisfaction of debt incurrence tests under the indentures governing our senior notes).

3.75% Convertible Senior Notes

During September 2009, the Company issued $360 million, including the exercise of an overallotment option, of 3.75% Convertible Senior Notes (the "Convertible Notes"). The Convertible Notes have a maturity date of October 1, 2014, and interest is payable semiannually in cash in arrears on April 1 and October 1, beginning April 1, 2010. The Notes are convertible, under certain circumstances as described below, at the holder's option, into shares of the Company's common stock, at an initial conversion rate of 36.6972 shares of common stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $27.25 per share. The Company may elect, at its option, to deliver shares of its common stock, cash or a combination of cash and shares of its common stock in satisfaction of its obligations upon conversion of the Convertible Notes.

The Convertible Notes are convertible under any of the following circumstances: (1) during any calendar quarter ending after September 30, 2009 (and only during such calendar quarter), if the closing price of the Company's common stock for at least 20 trading days during the 30 consecutive trading day period ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the applicable conversion price per share of common stock on the last trading day of such preceding calendar quarter; (2) during the ten business day period after any five consecutive trading day period in which the Trading Price (as defined in the Indenture) per $1,000 principal amount of Convertible Notes, as determined following a request by a Convertible Note holder, for each day in such five consecutive trading day period was less than 98% of the product of the last reported sale price of the Company's common stock and the applicable conversion rate, subject to certain procedures; (3) if specified corporate transactions or events occur; or (4) at any time on or after July 1, 2014, until the second scheduled trading day immediately preceding October 1, 2014. As of December 31, 2009, none of the conditions permitting conversion had been satisfied.

The Convertible Notes are general unsecured and unsubordinated obligations of the Company and rank equal in right of payment with all of the Company's existing and future senior unsecured indebtedness, including its 6.75% senior notes due 2014, and senior in right of payment to all of its future subordinated indebtedness, if any. The Convertible Notes will be effectively subordinated to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness.

The Convertible Notes are guaranteed, jointly and severally, on an unsecured unsubordinated basis by generally all of the Company's active domestic subsidiaries. Each guarantee will rank equally in right of payment with such subsidiary guarantor's existing and future senior unsecured indebtedness and senior in right of payment to all future subordinated indebtedness, if any, of such subsidiary guarantor. The Convertible Notes will be effectively subordinated to any secured indebtedness and effectively subordinated to all indebtedness and other obligations of our subsidiaries that do not guarantee the Convertible Notes.

Upon a Fundamental Change (as defined), holders may require the Company to repurchase all or a portion of their Convertible Notes at a purchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus any accrued and unpaid interest, if any, thereon to (but excluding) the Fundamental Change Repurchase Date (as defined). The Convertible Notes are not redeemable at the Company's option prior to maturity.

The Company does not intend to file a registration statement for the resale of the Convertible Notes or any common stock issuable upon conversion of the Convertible Notes. As a result, holders may only resell the Convertible Notes or common stock issued upon conversion of the Convertible Notes, if any, pursuant to an exemption from the registration requirements of the Securities Act and other applicable securities laws.

The Company accounts for the liability (debt) and the equity (conversion option) components of the Convertible Notes in a manner that reflects the Company's nonconvertible debt borrowing rate. Accordingly, the Company recorded a debt discount and corresponding increase to additional paid-in capital of $68.0 million as of the date of issuance. The Company is amortizing the debt discount utilizing the effective interest method over the life of the Convertible Notes, which increases the effective interest rate of the Convertible Notes from its coupon rate of 3.75% to 8.46%. During 2009, the Company incurred cash interest expense of $3.5 million relating to the interest coupon on the Convertible Notes and non-cash interest expense of $2.9 million related to the amortization of the debt discount on the Convertible Notes. In addition, transaction costs of approximately $10.0 million were proportionally allocated between the liability and equity components.

Concurrently with the offering of the Convertible Notes, the Company entered into convertible note hedge transactions with respect to its common stock (the "Purchased Options") with counterparties affiliated with the initial purchasers of the Convertible Notes, for purposes of reducing the potential dilutive effect upon conversion of the Convertible Notes. The initial strike price of the Purchased Options is $27.25 per share of the Company's common stock (the same as the initial conversion price of the Convertible Notes) and is subject to certain customary adjustments. The Purchased Options cover, subject to anti-dilution adjustments substantially similar to the Convertible Notes, approximately 13.2 million shares of common stock. The Company may settle the Purchased Options in shares, cash or a combination of cash and shares, at its option. The cost of the Purchased Options was approximately $76.7 million, which was recorded as a reduction to additional paid-in capital. The Purchased Options will expire on October 1, 2014.

Separately and concurrently with entering into the Purchased Options, the Company also entered into warrant transactions whereby it sold warrants to each of the hedge counterparties to acquire, subject to anti-dilution adjustments, up to approximately 13.2 million shares of common stock at an initial exercise price of $32.70 per share. The warrants may only be settled in shares of the Company's common stock. The aggregate proceeds from the warrant transactions were approximately $43.7 million, which was recorded as an increase to additional paid-in capital.

The Company's net proceeds from the issuance of the Convertible Notes totaled approximately $317.1 million, after deducting discounts, commissions and offering expenses payable by the Company (including the net cost of the convertible note hedge transactions entered into in connection with the offering of the Convertible Notes). The Company used the majority of these proceeds, together with cash on hand, to purchase, redeem or otherwise acquire all of the 8% Senior Notes originally due 2013, as more fully disclosed below. The remaining balance of the net proceeds may be used for general corporate purposes, which may include acquisitions, future development opportunities for new hotel properties, potential expansions or ongoing maintenance of the Company's existing hotel properties, investments, or the repayment or refinancing of all or a portion of any of the Company's outstanding indebtedness.

8% Senior Notes

On November 12, 2003, the Company completed its offering of $350 million in aggregate principal amount of senior notes due 2013 in an institutional private placement. The Company filed an exchange offer registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") with respect to the 8% Senior Notes and subsequently exchanged the existing senior notes for publicly registered senior notes with the same terms after the registration statement was declared effective in April 2004. The interest rate on these notes was 8%, although the Company entered into fixed to variable interest rate swaps with respect to $125 million principal amount of the 8% Senior Notes, which swaps resulted in an effective interest rate of LIBOR plus 2.95% with respect to that portion of the 8% Senior Notes. The 8% Senior Notes, which were set to mature on November 15, 2013, bore interest semi-annually in arrears on May 15 and November 15 of each year, starting on May 15, 2004. In connection with the offering and subsequent registration of the 8% Senior Notes, the Company paid approximately $10.1 million in deferred financing costs. The net proceeds from the offering of the 8% Senior Notes, together with $22.5 million of the Company's cash on hand, were used as follows:

- $275.5 million was used to repay the $150 million senior term loan portion and the $50 million subordinated term loan portion of a senior secured credit facility secured by the Company's Florida and Texas hotel properties, as well as the remaining $66 million of a mezzanine loan secured by the equity interest in a wholly-owned subsidiary that owned Gaylord Opryland and to pay certain fees and expenses related to the ResortQuest acquisition; and

- $79.2 million was placed in escrow pending consummation of the ResortQuest acquisition. As of November 20, 2003, the $79.2 million together with $8.2 million of the available cash, was used to repay (i) ResortQuest's senior notes and its credit facility, the principal amount of which aggregated $85.1 million at closing, and (ii) a related prepayment penalty.

During the first nine months of 2009, the Company repurchased $61.6 million in aggregate principal amount of its outstanding 8% Senior Notes for $46.1 million. After adjusting for accrued interest, deferred financing costs, and other costs, the Company recorded a pre-tax gain of $15.9 million as a result of the repurchases, which is recorded as a net gain on extinguishment of debt in the accompanying consolidated statement of operations. The Company used available cash and borrowings under its revolving credit facility to finance the purchases.

On September 23, 2009, the Company commenced a cash tender offer for its outstanding 8% Senior Notes and a solicitation of consents from holders of the 8% Senior Notes to effect certain proposed amendments to the indenture governing these notes. On October 6, 2009, the Company received the requisite consents of holders representing at least a majority in principal amount of the 8% Senior Notes then outstanding to enter into the Sixth Supplemental Indenture pursuant to the Company's previously announced consent solicitation with respect to the 8% Senior Notes. Following the expiration of the tender offer on October 21, 2009, $223.6 million aggregate principal amount of the Company's outstanding 8% Senior Notes had been validly tendered and were repurchased by the Company pursuant to the terms of the tender offer. The Company also called for redemption at a price of 102.667% of the principal amount thereof, plus accrued interest, on November 15, 2009, all remaining outstanding 8% Senior Notes. As a result of these transactions, after adjusting for accrued interest, deferred financing costs, the deferred gain on a terminated swap related to these notes, and other costs, the Company recorded a pre-tax loss of $6.0 million, which is recorded as an offset in the net gain on extinguishment of debt in the accompanying consolidated statement of operations. The Company used available cash and proceeds from the issuance of the Convertible Notes and the common stock offering to finance the purchases.

During December 2008, the Company repurchased $28.5 million in aggregate principal amount of its outstanding 8% Senior Notes for $16.7 million. After adjusting for accrued interest and deferred financing costs, the Company recorded a pre-tax gain of $11.6 million, which is recorded as a net gain on extinguishment of debt in the accompanying consolidated statement of operations.

6.75% Senior Notes

On November 30, 2004, the Company completed its offering of $225 million in aggregate principal amount of senior notes due 2014 ("6.75% Senior Notes") in an institutional private placement. In April 2005, the Company filed an exchange offer registration statement on Form S-4 with the SEC with respect to the 6.75% Senior Notes and subsequently exchanged the existing senior notes for publicly registered senior notes with the same terms after the registration statement was declared effective in May 2005. The interest rate of these notes is 6.75%. The 6.75% Senior Notes, which mature on November 15, 2014, bear interest semi-annually in cash in arrears on May 15 and November 15 of each year, starting on May 15, 2005. The 6.75% Senior Notes are redeemable, in whole or in part by the Company, at any time on or after November 15, 2009 at a designated redemption amount, plus accrued and unpaid interest. The 6.75% Senior Notes rank equally in right of payment with the Company's other unsecured unsubordinated debt, but are effectively subordinated to all of the Company's secured debt to the extent of the assets securing such debt. The 6.75% Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by generally all of the Company's active domestic subsidiaries. In connection with the offering of the 6.75% Senior Notes, the Company paid approximately $4.2 million in deferred financing costs. The net proceeds from the offering of the 6.75% Senior Notes, together with cash on hand, were used to repay a senior loan that was secured by a first mortgage lien on the assets of Gaylord Opryland and to provide capital for growth of the Company's other businesses and other general corporate purposes.

The 6.75% Senior Notes indenture contains certain covenants which, among other things, limit the incurrence of additional indebtedness (including additional indebtedness under the Company's senior secured delayed draw term loan facility), investments, dividends, transactions with affiliates, asset sales, capital expenditures, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The 6.75% Senior Notes are cross-defaulted to the Company's other indebtedness.

During 2009, the Company repurchased $27.0 million in aggregate principal amount of its outstanding 6.75% Senior Notes for $18.4 million. After adjusting for accrued interest, deferred financing costs, and other costs, the Company recorded a pre-tax gain of $8.8 million as a result of the repurchase, which is recorded as a net gain on extinguishment of debt in the accompanying consolidated statement of operations. The Company used available cash and borrowings under its revolving credit facility to finance the purchases and intend to consider additional repurchases of its 6.75% Senior Notes from time to time depending on market conditions.

During December 2008, the Company repurchased $17.3 million in aggregate principal amount of its outstanding 6.75% Senior Notes for $9.0 million. After adjusting for accrued interest and deferred financing costs, the Company recorded a pre-tax gain of $8.2 million as a result of the repurchase, which is recorded as a net gain on extinguishment of debt in the accompanying consolidated statement of operations.

During February 2010, the Company repurchased $19.0 million in aggregate principal amount of its outstanding 6.75% Senior Notes for $17.9 million. After adjusting for accrued interest, deferred financing costs, and other costs, the Company will record a pre-tax gain of $1.0 million as a result of the repurchases, which will be recorded as a net gain on extinguishment of debt in the Company's consolidated statements of operations in the first quarter of 2010.

As of December 31, 2009, the Company was in compliance with all of its covenants related to its debt.

9. Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk and commodity price risk. Interest rate swaps are entered into to manage interest rate risk associated with portions of the Company's fixed and variable rate borrowings. Natural gas price swaps are entered into to manage the price risk associated with forecasted purchases of natural gas and electricity used by the Company's hotels. The Company designates certain interest rate swaps as cash flow hedges of variable rate borrowings, the remaining interest rate swaps as fair value hedges of fixed rate borrowings, and natural gas price swaps as cash flow hedges of forecasted purchases of natural gas and electricity. All of the Company's derivatives are held for hedging purposes. Prior to July 2009, a portion of the Company's natural gas price swap contracts were considered economic hedges and did not qualify for hedge accounting. The Company does not engage in speculative transactions, nor does it hold or issue financial instruments for trading purposes. All of the counterparties to the Company's derivative agreements are financial institutions with at least investment grade credit ratings.

Cash Flow Hedging Strategy

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings (e.g., in "interest expense" when the hedged transactions are interest cash flows associated with variable rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, or ineffectiveness, if any, is recognized in the statement of operations during the current period.

The Company has entered into interest rate swap agreements to manage interest rate risk exposure on its variable rate debt. On February 26, 2008, the Company entered into a series of forward-starting interest rate swaps with a combined notional amount of $403.0 million to convert the variable rate on $403.0 million aggregate principal amount of borrowings under the delayed draw term loan portion of the Company's $1.0 Billion Credit Facility to a fixed rate to manage the Company's exposure to changes in interest rates on these borrowings. On July 25, 2008, the Company terminated these interest rate swaps in connection with its refinancing of the $1.0 Billion Credit Facility. Based upon quotes, the fair value of these interest rate swaps was a $1.3 million asset as of the termination date. Accordingly, the Company received $1.3 million in cash from the termination of these swaps, which was recorded as other gains and losses in the accompanying consolidated statements of operations for 2008.

The interest rate swap agreement currently utilized by the Company effectively modifies the Company's exposure to interest rate risk by converting $500.0 million, or 71%, of the Company's variable rate debt outstanding under the term loan portion of the Company's New $1.0 Billion Credit Facility to a weighted average fixed rate of 3.94% plus the applicable margin on these borrowings, thus reducing the impact of interest rate changes on future interest expense. This agreement involves the receipt of variable rate amounts in exchange for fixed rate interest payments through July 25, 2011, without an exchange of the underlying principal amount. The critical terms of the swap agreements match the critical terms of the borrowings under the term loan portion of the New $1.0 Billion Credit Facility. Therefore, the Company has designated these interest rate swap agreements as cash flow hedges. As the terms of these derivatives match the terms of the underlying hedged items, there should be no gain (loss) from ineffectiveness recognized in income on derivatives unless there is a termination of the derivative or the forecasted transaction is determined to be unlikely to occur.

The Company enters into natural gas price swap contracts to manage the price risk associated with a portion of the Company's forecasted purchases of natural gas and electricity used by the Company's hotels. The objective of these hedges is to reduce the variability of cash flows associated with the forecasted purchases of these commodities. At December 31, 2009, the Company had no open variable to fixed natural gas price swap contracts. At December 31, 2008, the Company had six variable to fixed natural gas price swap contracts that matured from January 2009 to June 2009 with an aggregate notional amount of approximately 511,000 dekatherms. The Company has designated these natural gas price swap contracts as cash flow hedges. The Company assesses the correlation of the terms of these derivatives with the terms of the underlying hedged items on a quarterly basis. As these terms were highly correlated, there was no gain (loss) from ineffectiveness recognized in income on these derivatives.

Fair Value Hedging Strategy

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognized in the same line item associated with the hedged item in current earnings (e.g., in "interest expense" when the hedged item is fixed-rate debt).

The Company previously entered into two interest rate swap agreements to manage interest rate risk exposure on its fixed rate debt. The interest rate swap agreement utilized by the Company effectively modified the Company's exposure to interest rate risk by converting $125.0 million of the Company's fixed rate debt outstanding under its 8% Senior Notes to a variable rate equal to six-month LIBOR plus 2.95%, thus reducing the impact of interest rate changes on the fair value of the underlying fixed rate debt. This agreement involved the receipt of fixed rate amounts in exchange for variable rate interest payments through November 15, 2013, without an exchange of the underlying principal amount. The critical terms of the swap agreement mirrored the terms of the 8% Senior Notes. Therefore, the Company designated these interest rate swap agreements as fair value hedges.

The counterparties, as permitted by the agreements, each opted to terminate its portion of the $125.0 million swap agreement effective May 15, 2009. As stated in the agreement, the two counterparties each paid a $2.5 million termination fee, plus accrued interest, to the Company on May 15, 2009. Prior to the redemption of the 8% Notes discussed in Note 8, the Company amortized the resulting $5.0 million gain on the swap agreement over the remaining term of the 8% Senior Notes using the effective interest method. As a result of the redemption of the 8% Senior Notes discussed in Note 8, the Company recognized the remaining unamortized gain on the swap agreement during the fourth quarter of 2009, which is included in net gain on extinguishment of debt in the accompanying consolidated statement of operations for 2009.

Viacom Stock and CBS Stock

Prior to May 2007, the Company held a secured forward exchange contract ("SFEC") with an affiliate of Credit Suisse First Boston ("Credit Suisse") with respect to its investment in Viacom, Inc. Class B common stock ("Viacom Stock") and CBS Corporation Class B common stock ("CBS Stock"). During May 2007, the SFEC matured and the Company delivered all of the Viacom Stock and CBS Stock to Credit Suisse in full satisfaction of the $613.1 million debt obligation under the SFEC. As a result, the debt obligation, Viacom Stock, CBS Stock, put option, call option, and deferred financing costs related to the SFEC were removed from the consolidated balance sheet. During 2007, the Company recorded net pre-tax gains in the Company's consolidated statements of operations of $3.1 million related to the increase in the fair value of the derivatives associated with the SFEC.

The fair value of the Company's derivative instruments based upon quotes, with appropriate adjustments for non-performance risk of the parties to the derivative contracts, at December 31 is as follows:

(in thousands)	Asset Derivatives		Liability Derivatives	
	2009	2008	2009	2008
Derivatives designated as hedging instruments:				
Interest rate swaps - fair value hedges	$ -	$ 6,235	$ -	$ -
Interest rate swaps - cash flow hedges	-	-	25,661	28,489
Natural gas swaps	-	-	-	1,382
Total derivatives designated as hedging instruments	$ -	$ 6,235	$ 25,661	$ 29,871
Derivatives not designated as hedging instruments:				
Natural gas swaps	$ -	$ -	$ -	$ 224
Total derivatives not designated as hedging instruments	$ -	$ -	$ -	$ 224
Total derivatives	$ -	$ 6,235	$ 25,661	$ 30,095

The effect of derivative instruments on the statement of operations is as follows (in thousands):

Derivatives in Fair Value Hedging Relationships	Location of Loss Recognized in Income on Derivative	Amount of Loss Recognized in Income on Derivative 2009
Interest rate swaps	Interest expense, net of amounts capitalized	$ (1,235)

Hedged Items in Fair Value Hedging Relationships	Location of Gain Recognized in Income on Related Hedged Item	Amount of Gain Recognized in Income on Related Hedged Items 2009
Fixed Rate Debt	Interest expense, net of amounts capitalized	$ 1,235

Derivatives in Cash Flow Hedging Relationships	Amount of Gain Recognized in OCI on Derivative (Effective Portion) 2009	Location of Amount Reclassified from Accumulated OCI into Income	Amount Reclassified from Accumulated OCI into Income 2009
Interest rate swaps	$ 2,828	Interest expense, net of amounts capitalized	$ -
Natural gas swaps	1,382	Operating costs	-
Total	$ 4,210	**Total**	$ -

Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income on Derivative	Amount of Loss Recognized in Income on Derivative 2009
Natural gas swaps	Other gains and (losses), net	$ (106)

10. Stock Plans

The Company's 2006 Omnibus Incentive Plan (the "Plan") permits the grant of stock options, restricted stock, and restricted stock units to its directors and employees for up to 2,690,000 shares of common stock. The Plan also provides

	2009	2008	2007
Expected volatility	**54.6% - 64.5%**	23.9% - 37.6%	26.4% - 29.8%
Weighted-average expected volatility	**56.2%**	26.9%	29.7%
Expected dividends	**-**	-	-
Expected term (in years)	**5.0 - 5.1**	4.7 - 5.1	4.6 - 4.8
Risk-free rate	**1.9% - 2.7%**	2.6% - 3.3%	3.2% - 4.9%

A summary of stock option activity under the Company's equity incentive plans as of December 31, 2009 and changes during the year ended December 31, 2009 is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2009	**3,750,711**	**$ 33.03**
Granted	**439,988**	**10.74**
Exercised	**(7,538)**	**18.80**
Canceled	**(818,978)**	**41.40**
Outstanding at December 31, 2009	**3,364,183**	**28.10**
Exercisable at December 31, 2009	**2,716,248**	**29.56**

The weighted average remaining contractual term of options outstanding and exercisable as of December 31, 2009 was 4.1 and 2.9 years, respectively. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2009 was $3.6 million and $0, respectively. The weighted-average grant-date fair value of options granted during 2009, 2008, and 2007 was $5.38, $8.63, and $18.52, respectively. The total intrinsic value of options exercised during 2009, 2008, and 2007 was $0.01 million, $0.4 million, and $10.0 million, respectively.

The Plan also provides for the award of restricted stock and restricted stock units ("Restricted Stock Awards"). Restricted Stock Awards granted to employees vest one to four years from the date of grant. The fair value of Restricted Stock Awards is determined based on the market price of the Company's stock at the date of grant. The Company records compensation expense equal to the fair value of each Restricted Stock Award granted over the vesting period. The weighted-average grant-date fair value of Restricted Stock Awards granted during 2009, 2008, and 2007 was $11.73, $29.98, and $55.17, respectively. A summary of the status of the Company's Restricted Stock Awards as of December 31, 2009 and changes during the year ended December 31, 2009, is presented below:

Restricted Stock Awards	Shares	Weighted Average Grant-Date Fair Value
Nonvested shares at January 1, 2009	134,276	$ 37.88
Granted	253,546	11.73
Vested	(61,374)	38.86
Canceled	(7,680)	38.60
Nonvested shares at December 31, 2009	318,768	24.66

The fair value of all Restricted Stock Awards that vested during 2009, 2008 and 2007 was $0.8 million, $1.1 million and $1.9 million, respectively.

Under its long term incentive plan for key executives ("LTIP") pursuant to the Plan, in February 2008, the Company granted selected executives and other key employees 449,500 restricted stock units ("LTIP Restricted Stock Units") and 650,000 stock options ("LTIP Stock Options"). The LTIP Restricted Stock Units cliff vest at the end of their four-year term. The number of LTIP Restricted Stock Units that vest will be determined at the end of their term based on the achievement of various company-wide performance goals. Based on current projections, the Company expects that portions of the performance goals will be achieved and only one-half of the LTIP Restricted Stock Units granted will vest at the end of their term. The Company is currently recording compensation expense equal to the fair value of one-half of the LTIP Restricted Stock Units granted on a straight-line basis over the vesting period. If there are changes in the expected achievement of the performance goals, the Company will adjust compensation expense accordingly. The fair value of the LTIP Restricted Stock Units was determined based on the market price of the Company's stock at the date of grant. The LTIP Stock Options, which vested two to four years from the date of grant and had a term of ten years, were granted with an exercise price of $38.00, while the market price of the Company's common stock on the grant date was $31.02. As a result of this market condition, prior to August 6, 2009, the Company was recording compensation expense equal to the fair value of each LTIP Stock Option granted on a straight-line basis over the requisite service period for each separately vesting portion of the award. Summaries of the status of the Company's LTIP Restricted Stock Units and LTIP Stock Options as of December 31, 2009 and changes during the year ended December 31, 2009, are presented below:

LTIP Restricted Stock Units	Shares	Weighted Average Grant-Date Fair Value
Nonvested shares at January 1, 2009	433,250	$ 31.02
Granted	-	-
Vested	-	-
Canceled	(67,500)	31.02
Nonvested shares at December 31, 2009	365,750	31.02

LTIP Stock Options	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2009	633,250	$ 38.00
Granted	-	-
Exercised	-	-
Canceled	(556,584)	38.00
Outstanding at December 31, 2009	76,666	38.00
Exercisable at December 31, 2009	-	-

The weighted-average grant-date fair value of LTIP Stock Options granted during 2008, the year all LTIP Stock Options were granted, was $6.16.

On August 6, 2009, the Company entered into Stock Option Cancellation Agreements with certain members of its management team, pursuant to which such individuals surrendered and cancelled 510,000 LTIP Stock Options with an exercise price of $38.00 per share, as well as 472,200 stock options with exercise prices ranging from $40.22 to $56.14 per share, to purchase shares of the Company's common stock (the "Cancelled Stock Options"), in order to make additional shares available under the Plan for future equity grants to Company personnel. Pursuant to the terms of the Stock Option Cancellation Agreements, these individuals and the Company acknowledged and agreed that the surrender and cancellation of the Cancelled Stock Options was without any expectation to receive, and was without any obligation on the Company to pay or grant, any cash payment, equity awards or other consideration presently or in the future in regard to the cancellation of the Cancelled Stock Options. The Company determined that because the Cancelled Stock Options were cancelled without a concurrent grant of a replacement award, the cancellation should be accounted for as a settlement for no consideration. Therefore, the Company recorded the previously unrecognized compensation cost related to the Cancelled Stock Options of $3.0 million during 2009.

As of December 31, 2009, there was $10.6 million of total unrecognized compensation cost related to stock options, restricted stock and restricted stock units granted under the Company's equity incentive plans. That cost is expected to be recognized over a weighted-average period of 2.4 years.

Under its Performance Accelerated Restricted Stock Unit Program ("PARSUP") pursuant to the Plan, the Company granted certain executives and other key employees restricted stock units, the vesting of which occurred upon the earlier of February 2008 or the achievement of various company-wide performance goals. The fair value of PARSUP awards was determined based on the market price of the Company's stock at the date of grant. The Company recorded compensation expense equal to the fair value of each PARSUP award granted on a straight line basis over a period beginning on the grant date and ending February 2008. No PARSUP awards were granted during 2009, 2008 or 2007. All PARSUP awards vested in February 2008, but certain recipients elected to defer receipt of their vested PARSUP awards. The fair value of the PARSUP awards that vested during 2009, 2008 and 2007 was $0, $15.2 million and $0, respectively.

The compensation cost that has been charged against pre-tax income for all of the Company's stock-based compensation plans, including the previously unrecognized compensation cost related to the Cancelled Stock Options described above, was $10.0 million, $11.2 million, and $10.2 million for 2009, 2008, and 2007, respectively. The total income tax benefit recognized in the accompanying consolidated statements of operations for all of the Company's stock-based employee compensation plans was $3.6 million, $4.0 million, and $3.7 million for 2009, 2008, and 2007, respectively.

Cash received from option exercises under all stock-based employee compensation arrangements for 2009, 2008, and 2007 was $0.1 million, $1.4 million, and $12.1 million, respectively. The actual tax (expense) benefit realized from exercise or vesting of the stock-based employee compensation arrangements during 2009, 2008, and 2007 totaled $(3.1) million, $0.2 million, and $3.4 million, respectively, and is reflected as an adjustment to either additional paid-in capital in the accompanying consolidated statements of stockholders' equity or deferred tax asset.

The Company also has an employee stock purchase plan whereby substantially all employees are eligible to participate in the purchase of designated shares of the Company's common stock. Participants in the plan purchase these shares at a price equal to 95% of the closing price at the end of each quarterly stock purchase period. The Company issued 33,172, 23,533, and 10,292 shares of common stock at an average price per share of $12.48, $19.64, and $46.90 during 2009, 2008, and 2007 respectively.

11. Retirement Plans

In September 2006, the FASB issued amendments to ASC Topic 715, which requires plan sponsors of defined benefit pension plans to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of ASC Topic 715. The effect of adopting these recognition and disclosure provisions on the Company's financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. During 2008, the Company adopted the measurement date provisions of ASC Topic 715 with respect to its retirement plans by changing the measurement date for the fair value of the plans' assets and benefit obligations from September 30 to December 31. As a result, the Company recognized a net increase of $0.3 million in the benefit obligation related to its retirement plans, which was accounted for as a $0.2 million decrease to the January 1, 2008 balance of retained earnings, net of deferred income taxes. The adoption of these measurement date provisions had no effect on the Company's consolidated statement of operations for 2009 or 2008, or for any prior period presented, and it will not affect the Company's operating results in future periods.

Prior to January 1, 2001, the Company maintained a noncontributory defined benefit pension plan in which substantially all of its employees were eligible to participate upon meeting the pension plan's participation requirements. The benefits were based on years of service and compensation levels. On January 1, 2001 the Company amended its defined benefit pension plan to determine future benefits using a cash balance formula. On December 31, 2000, benefits credited under the plan's previous formula were frozen. Under the cash formula, each participant had an account which was credited monthly with 3% of qualified earnings and the interest earned on their previous month-end cash balance. In addition, the Company included a "grandfather" clause which assures that those participating at January 1, 2001 will receive the greater of the benefit calculated under the cash balance plan and the benefit that would have been payable if the defined benefit plan had remained in existence. The benefit payable to a terminated vested participant upon retirement at age 65, or as early as age 55 if the participant had 15 years of service at the time the plan was frozen, is equal to the participant's account balance, which increases with interest credits over time. At retirement, the employee generally receives the balance in the account as a lump sum. The funding policy of the Company is to contribute annually an amount which equals or exceeds the minimum required by applicable law. On December 31, 2001, the plan was frozen such that no new participants were allowed to enter the plan and existing participants were no longer eligible to earn service credits.

The following table sets forth the funded status at December 31 (amounts in thousands):

	2009	2008
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	**$ 71,840**	$ 70,426
Interest cost	**4,337**	5,399
Actuarial loss	**2,953**	-
Benefits paid	**(4,248)**	(3,985)
Benefit obligation at end of year	**74,882**	71,840
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	**44,488**	61,255
Actual return on plan assets	**12,513**	(15,456)
Employer contributions	**7,335**	2,674
Benefits paid	**(4,248)**	(3,985)
Fair value of plan assets at end of year	**60,088**	44,488
Funded status and accrued pension cost	**$ (14,794)**	$ (27,352)

Net periodic pension expense reflected in the accompanying consolidated statements of operations included the following components for the years ended December 31 (amounts in thousands):

	2009	2008	2007
Interest cost	**$ 4,337**	$ 5,399	$ 4,038
Expected return on plan assets	**(3,844)**	(6,019)	(4,376)
Recognized net actuarial loss	**3,476**	1,293	1,981
Net settlement loss	**-**	-	1,291
Adjustment to retained earnings for adoption of measurment date provisions of ASC Topic 715	**-**	(135)	-
Total net periodic pension expense	**$ 3,969**	$ 538	$ 2,934

The accumulated benefit obligation for the defined benefit pension plan was $74.9 million and $71.8 million at December 31, 2009 and 2008, respectively.

Assumptions

The weighted-average assumptions used to determine the benefit obligation at December 31 are as follows:

	2009	2008
Discount rate	**5.84%**	6.30%
Rate of compensation increase	**N/A**	N/A
Measurement date	**12/31/2009**	12/31/2008

The weighted-average assumptions used to determine the net periodic pension expense for years ended December 31 are as follows:

	2009	2008
Discount rate	**6.30%**	6.30%
Rate of compensation increase	**N/A**	N/A
Expected long-term rate of return on plan assets	**8.00%**	8.00%
Measurement date	**12/31/2009**	12/31/2008

The rate of increase in future compensation levels was not applicable for 2009 and 2008 due to the Company amending the plan to freeze the cash balance benefit as described above.

The Company determines the overall expected long term rate of return on plan assets based on its estimate of the return that plan assets will provide over the period that benefits are expected to be paid out. In preparing this estimate, the Company assesses the rates of return on each targeted allocation of plan assets, return premiums generated by portfolio management, and by a comparison to rates used by other companies. The expected return on plan assets is a long-term assumption and generally does not significantly change annually. While historical returns are considered, the rate of return assumption is primarily based on projections of expected returns, using economic data and financial models to estimate the probability of returns. The probability distribution of annualized returns for the portfolio using current asset allocations is used to determine the expected range of returns for a five-to-ten year horizon. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and expense.

Plan Assets

The plan's overall strategy is to achieve a rate of return necessary to fund benefit payments by utilizing a variety of asset types, investment strategies and investment managers. The plan seeks to achieve a real long-term rate of return over inflation resulting from income, capital gains, or both, which assists the plan in meeting its long-term objectives.

The long-term target allocations for the plan's assets are 47.5% domestic equity, 12.5% international equity, 35% fixed income and 5% cash. Equity securities primarily include large cap and mid cap companies. Fixed income securities primarily include corporate bonds of companies in diversified industries, mortgage-backed securities and U.S. Treasuries. Investments in hedge funds and private equity funds are not held by the plan.

The allocation of the defined benefit pension plan's assets as of the respective measurement date for each year, by asset categories, are as follows (amounts in thousands):

Asset Category	2009	2008
Cash	$ **1,657**	$ 1,043
Equity securities		
U.S. Large Cap (a)	**17,163**	12,418
U.S. Mid Cap (a)	**6,110**	4,151
International (b)	**6,962**	5,025
Core fixed income (c)	**21,148**	21,851
High-yield fixed income (d)	**7,048**	-
Total	$ **60,088**	$ 44,488

(a) Consists of actively-managed domestic equity mutual funds. Underlying holdings are diversified by sector and industry.
(b) Consists of an actively-managed international equity mutual fund. Underlying holdings are diversified by country, sector and industry. The fund may invest a portion of its assets in emerging markets, which entails additional risk.
(c) Consists of an actively-managed fixed income mutual fund. The fund predominantly invests in investment-grade bonds of U.S. issuers from diverse sectors and industries. The fund also invests in government-backed debt. The fund can invest a portion of its assets in below-investment grade debt and non-U.S. debt, which entails additional risk.
(d) Consists of actively-managed high-yield fixed income mutual funds. The funds invest in investment grade and below-investment grade bonds, with a focus on below-investment grade bonds of U.S. issuers. Underlying holdings are diversified by sector and industry. The funds can invest a portion of its assets in the debt of non-U.S. issuers, which entails additional risk.

All of the assets held by the plan consist of mutual funds traded in an active market. The Company determined the fair value of these mutual funds based on the net asset value per unit of the funds or the portfolio, which is based upon quoted market prices in an active market. Therefore, the Company has categorized these investments as Level 1.

Periodically, and based on market conditions, the entire account is rebalanced to maintain the desired allocation and the investment policy is reviewed. Within each asset class, plan assets are allocated to various investment styles. Professional managers manage all assets of the plan and professional advisors assist the plan in the attainment of its objectives.

Expected Contributions and Benefit Payments

The Company expects to contribute $5.1 million to its defined benefit pension plan in 2010. Based on the Company's assumptions discussed above, the Company expects to make the following estimated future benefit payments under the plan during the years ending December 31 (amounts in thousands):

2010	$ 3,995
2011	3,061
2012	2,574
2013	4,426
2014	3,346
2015 - 2019	24,553
Total	$ 41,955

Other Information

The Company also maintains non-qualified retirement plans (the "Non-Qualified Plans") to provide benefits to certain key employees. The Non-Qualified Plans are not funded and the beneficiaries' rights to receive distributions under these plans constitute unsecured claims to be paid from the Company's general assets. At December 31, 2009, the Non-Qualified Plans' projected benefit obligations and accumulated benefit obligations were $11.8 million.

The Company's accrued cost related to its qualified and non-qualified retirement plans of $26.6 million and $38.6 million at December 31, 2009 and 2008, respectively, is included in other long-term liabilities in the accompanying consolidated balance sheets. The 2009 decrease in the deferred net loss related to the Company's retirement plans resulted in an increase in equity of $5.6 million, net of taxes of $3.1 million. The 2008 increase in the deferred net loss related to the Company's retirement plans resulted in a decrease in equity of $12.8 million, net of taxes of $7.2 million. The 2007 decrease in the deferred net loss related to the Company's retirement plans resulted in an increase in equity of $5.1 million, net of taxes of $2.9 million. The 2009, 2008 and 2007 adjustments to equity due to the change in the minimum liability are included in other comprehensive loss in the accompanying consolidated statements of stockholders' equity.

The net gain recognized in other comprehensive income for the year ended December 31, 2009 was $8.7 million. Included in accumulated other comprehensive loss at December 31, 2009 are unrecognized actuarial losses of $28.3 million ($18.1 million net of tax) that have not yet been recognized in net periodic pension expense. The net loss recognized in other comprehensive income for the year ended December 31, 2008 was $20.0 million. Included in accumulated other comprehensive loss at December 31, 2008 are unrecognized actuarial losses of $37.0 million ($23.7 million net of tax) that have not yet been recognized in net periodic pension expense. The estimated actuarial loss for the retirement plans included in accumulated other comprehensive loss that will be amortized from accumulated other comprehensive loss into net periodic pension expense over the next fiscal year is $2.6 million.

The Company also has contributory retirement savings plans in which substantially all employees are eligible to participate. Through December 31, 2009, the Company contributed an amount equal to 100% of the amount of the employee's contribution, up to 5% of the employee's salary. In addition, effective January 1, 2002, the Company contributes up to 2% of the employee's salary, based upon the Company's financial performance. Company contributions under the retirement savings plans were $6.2 million, $6.8 million, and $6.9 million for 2009, 2008 and 2007, respectively. Effective January 1, 2010, the Company contribution was reduced to 100% of the amount of the employee's contribution, up to 4% of the employee's salary.

In addition, the Company maintains a non-qualified contributory deferred compensation plan that allows for certain highly compensated employees to defer a portion of their eligible compensation until a later date. The plan is considered an unfunded and unsecured plan for IRS and ERISA purposes, but the Company has set up a separate trust in which the plan's assets are held. The trust maintains individual accounts for each participant, but the plan's assets held in the trust are considered general assets of the Company and are available to satisfy the claims of general creditors in the event of a bankruptcy. The plan allows for the Company to make matching contributions up to 5% of the employee's salary, reduced by the amount of matching contributions made to the retirement savings plan described above. Company contributions under the deferred compensation plan were $0.1 million, $0.3 million, and $0.3 million for 2009, 2008 and 2007, respectively.

12. Postretirement Benefits Other Than Pensions

As further discussed in Note 11, on December 31, 2006, the Company adopted the recognition and disclosure provisions of ASC Topic 715. The effect of adopting these recognition and disclosure provisions on the Company's financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. During 2008, the Company adopted the measurement date provisions of ASC Topic 715 with respect to the postretirement benefit plans by changing the measurement date for the fair value of the plan's benefit obligations from September 30 to December 31. As a result, the Company recognized a net increase of $0.3 million in the benefits obligation related to its postretirement benefit plans, which was accounted for as a $0.1 million decrease to the January 1, 2008 balance of retained earnings, net of deferred income taxes. The adoption of these measurement date provisions had no effect on the Company's consolidated statement of operations for the year ended December 31, 2009 or 2008, or for any prior period presented, and it will not affect the Company's operating results in future periods.

The Company sponsors unfunded defined benefit postretirement health care and life insurance plans for certain employees. The Company contributes toward the cost of health insurance benefits and contributes the full cost of providing life insurance benefits. In order to be eligible for these postretirement benefits, an employee must retire after attainment of age 55 and completion of 15 years of service, or attainment of age 65 and completion of 10 years of service. The Company's Benefits Trust Committee determines retiree premiums.

The following table reconciles the change in benefit obligation of the postretirement plans to the accrued postretirement liability as reflected in other liabilities in the accompanying consolidated balance sheets at December 31 (amounts in thousands):

	2009	2008
Benefit obligation at beginning of year	**$ 20,469**	$ 19,541
Service cost	**62**	110
Interest cost	**966**	1,500
Actuarial (gain) loss	**(3,539)**	496
Benefits paid	**(604)**	(1,178)
Benefit obligation at end of year	**$ 17,354**	$ 20,469

Net postretirement benefit expense reflected in the accompanying consolidated statements of operations included the following components for the years ended December 31 (amounts in thousands):

	2009	2008	2007
Service cost	**$ 62**	$ 110	$ 108
Interest cost	**966**	1,500	1,137
Recognized net actuarial (gain) loss	**(183)**	-	40
Amortization of prior service credit	**-**	-	(97)
Amortization of curtailment gain	**(244)**	(305)	(244)
Adjustment to retained earnings for adoption of measurement date provisions of ASC Topic 715	**-**	(261)	-
Net postretirement benefit expense	**$ 601**	$ 1,044	$ 944

The weighted-average assumptions used to determine the benefit obligation at December 31 are as follows:

	2009	2008
Discount rate	**5.77%**	6.10%
Measurement date	**12/31/2009**	12/31/2008

The weighted-average assumptions used to determine the net postretirement benefit expense for years ended December 31 are as follows:

	2009	2008
Discount rate	**6.10%**	6.30%
Measurement date	**12/31/2009**	12/31/2008

The health care cost trend is projected to be 6.4% in 2010, declining each year thereafter to an ultimate trend rate of 4%-6% per year for both the pre-65 and the post-65 age groups. The health care cost trend rates are not applicable to the life insurance benefit plan. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a 1% increase in the assumed health care cost trend rate each year would increase the accumulated postretirement benefit obligation as of December 31, 2009 by approximately 10% and the aggregate of the service and interest cost components of net postretirement benefit expense would increase approximately 11%. Conversely, a 1% decrease in the assumed health care cost trend rate each year would decrease the accumulated postretirement benefit obligation as of December 31, 2009 by approximately 9% and the aggregate of the service and interest cost components of net postretirement benefit expense would decrease approximately 10%.

The Company expects to contribute $0.9 million to the plan in 2010. Based on the Company's assumptions discussed above, the Company expects to make the following estimated future benefit payments under the plan during the years ending December 31 (amounts in thousands):

2010	$ 925
2011	1,017
2012	1,060
2013	1,112
2014	1,171
2015-2019	6,095
Total	$ 11,380

The net gain, amortization of net gain, and amortization of curtailment gain recognized in other comprehensive income for 2009 was $3.5 million, $0.2 million and $0.2 million, respectively. Included in accumulated other comprehensive loss at December 31, 2009 are the following amounts that have not yet been recognized in net postretirement benefit expense: unrecognized actuarial gains of $1.8 million ($1.2 million net of tax) and unrecognized curtailment gains of $0.6 million ($0.4 million net of tax). The net loss and curtailment gain recognized in other comprehensive income for 2008 was $0.5 million and $0.3 million, respectively. Included in accumulated other comprehensive loss at December 31, 2008 are the following amounts that have not yet been recognized in net postretirement benefit expense: unrecognized actuarial losses of $1.5 million ($1.0 million net of tax) and unrecognized curtailment gains of $0.8 million ($0.5 million net of tax). The curtailment gain for the postretirement plans included in accumulated other comprehensive loss that will be amortized from accumulated other comprehensive loss into net postretirement benefit expense over the next fiscal year is $0.3 million.

The Company amended the plans effective December 31, 2001 such that only retirees currently receiving benefits under the plans and active employees whose age plus years of service total at least 60 and who have at least 10 years of service as of December 31, 2001 remain eligible.

13. Stockholders' Equity

Holders of common stock are entitled to one vote per share. During 2000, the Company's Board of Directors voted to discontinue the payment of dividends on its common stock.

Shareholder Rights Plan

On August 12, 2008, the Company's Board of Directors adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of August 12, 2008 (the "Original Rights Agreement"), by and between the Company and Computershare Trust Company, N.A., as rights agent ("Computershare"). Pursuant to the terms of the Original Rights Agreement, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share. The dividend was payable on August 25, 2008 to the shareholders of record as of the close of business on August 25, 2008.

The Rights initially trade with, and are inseparable from, the Company's common stock. The Rights are evidenced only by the balances indicated in the book-entry account system of the transfer agent for the Company's common stock or, in the case of certificated shares, the certificates that represent such shares of common stock. New Rights will accompany any new shares of common stock the Company issues after August 25, 2008 until the earlier of the Distribution Date, the redemption date or the final expiration date of the Original Rights Agreement, each as described below.

Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $95.00, once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

On March 9, 2009, the Company entered into an Amended and Restated Rights Agreement (the "Amended Rights Agreement") with Computershare, which amends and restates the terms of the Original Rights Agreement.

Based on the terms of the Original Rights Agreement, as amended by the Amended Rights Agreement where applicable, the Rights will not be exercisable until the earlier of the following (the "Distribution Date"):

- 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 22% or more of the Company's outstanding common stock; or
- 10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer (other than a Qualified Offer as described below) which, if completed, would result in that person or group becoming an Acquiring Person.

A "Qualified Offer" is a tender or exchange offer for all of the Company's outstanding common stock in which the same consideration per share is offered for all shares of common stock that (i) is fully financed, (ii) has an offer price per share exceeding the greater of (the "Minimum Per Share Offer Price"): (x) an amount that is 25% higher than the 12-month moving average closing price of the Company's common stock, and (y) an amount that is 25% higher than the closing price of the Company's common stock on the day immediately preceding commencement of the offer, (iii) generally remains open until at least the earlier of (x) 106 business days following the commencement of the offer, or (y) the business day immediately following the date on which the results of the vote adopting any redemption resolution at any special meeting of stockholders (as described below) is certified, (iv) is conditioned on the offeror being tendered at least 51% of the Company's common stock not held by the offeror, (v) assures a prompt second-step acquisition of shares not purchased in the initial offer at the same consideration as the initial offer, (vi) is only subject to customary closing conditions, and (vii) meets certain other requirements set forth in the Amended Rights Agreement.

The Amended Rights Agreement provides that, in the event that the Company receives a Qualified Offer, the Company's Board of Directors may, but is not obligated to, call a special meeting of stockholders for the purpose of voting on a resolution to accept the Qualified Offer and to authorize the redemption of the outstanding rights issued pursuant to the provisions of the Amended Rights Agreement. Such an action by stockholders would require the affirmative vote of the holders of a majority of the shares of the Company's common stock outstanding as of the record date for the special meeting (excluding for purposes of this calculation shares of the Company's common stock owned by the person making the Qualified Offer). If either (i) such a special meeting is not held within 105 business days following commencement of the Qualified Offer or (ii) at such a special meeting the Company's stockholders approve such action as set forth above, the Amended Rights Agreement provides that all of the outstanding rights will be redeemed.

Until the Distribution Date, the balances in the book-entry accounting system of the transfer agent for the Company's common stock or, in the case of certificated shares, common stock certificates, will evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the common stock and will be evidenced solely by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person or any associate or affiliate thereof will be void and may not be exercised.

After the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $95.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the Company's common stock (or, in certain circumstances, Preferred Shares) having a market value equal to twice the Right's then-current exercise price. In addition, if, the Company is later acquired in a merger or similar transaction after the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $95.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the acquiring corporation having a market value equal to twice the Right's then-current exercise price.

Each one one-hundredth of a Preferred Share, if issued:

- will not be redeemable;
- will entitle holders to quarterly dividend payments of $.01 per one one-hundredth of a share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

- will entitle holders upon liquidation either to receive $1 per one one-hundredth of a share or an amount equal to the payment made on one share of common stock, whichever is greater;
- will have the same voting power as one share of common stock; and
- if shares of the Company's common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth of a Preferred Share will generally approximate the value of one share of common stock.

The Rights will expire on August 12, 2011, unless previously redeemed, or such later date as determined by the Board (so long as such determination is made prior to the earlier of the Distribution Date or August 12, 2011).

The Board may redeem the Rights for $.001 per Right at any time prior to the Distribution Date. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of the Company's common stock.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person and its associates and affiliates.

The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock.

The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. However, the Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the Company's outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Agreement with TRT Holdings, Inc.

On March 9, 2009, the Company entered into a settlement agreement (the "TRT Agreement") with TRT Holdings, Inc., a Delaware corporation ("TRT"), which had previously submitted notice to the Company of its intention to nominate four individuals for election to the Company's Board of Directors at the Company's annual meeting of stockholders held on May 7, 2009 (the "Annual Meeting") and to solicit proxies for the election of such nominees.

Prior to the execution of the TRT Agreement, the Company's Board of Directors consisted of nine directors. The TRT Agreement provided that, prior to the Annual Meeting, the Board of Directors would increase the size of the Board from nine to eleven directors. Under the terms of the TRT Agreement, TRT is entitled to name two directors for nomination by the Board and inclusion in the Company's proxy statement for the Annual Meeting and each of the annual meetings of stockholders in 2010 and 2011. The TRT nominees for the Annual Meeting were Robert B. Rowling and David W. Johnson. The TRT Agreement also required the Board of Directors to nominate seven incumbent directors and two additional independent directors identified by the Nominating and Corporate Governance Committee after consultation with the Company's stockholders. The TRT Agreement provided that one TRT nominee will serve on each of the Executive Committee (which was increased in size to five directors), the Human Resources Committee and the Nominating and Corporate Governance Committee of the Board. In addition, the TRT Agreement provides that the Board will not increase the size of the Board to more than eleven directors prior to the Company's 2012 annual meeting of stockholders. By execution of the TRT Agreement, TRT withdrew its nominations to the Board that were set forth in TRT's letter to the Company dated January 28, 2009 (subject to the Company's compliance with certain terms of the TRT Agreement) and its demands for stockholder lists and certain books and records of the Company that were set forth in letters to the Company dated January 15, 2009, and January 23, 2009.

Pursuant to the terms of the TRT Agreement, the Company entered into the Amended Rights Agreement discussed above. Additionally, in accordance with the terms of the TRT Agreement, the Board adopted a resolution approving, for purposes of Section 203 of the Delaware General Corporation Law, the acquisition by TRT and its affiliates of additional shares of the Company's common stock in excess of 15% of the outstanding stock of the Company and providing that TRT and its affiliates would not be an "interested stockholder" as defined by Section 203.

Under the terms of the TRT Agreement, TRT is obligated to vote its shares for the full slate of nominees recommended by the Board of Directors for election at the Annual Meeting and each of the 2010 and the 2011 annual meetings of stockholders of the Company. Additionally, TRT and its affiliates are required to vote their shares at the Annual Meeting, each of the annual meetings of stockholders in 2010 and 2011, and any other meeting of the Company's stockholders prior to the termination date of the TRT Agreement (i) in accordance with the recommendation of the Board of Directors on any stockholder proposal that is put to a vote of stockholders, and (ii) in favor of any proposal made by the Company unless Mr. Rowling (or any other TRT nominee that is an affiliate of TRT) has voted against such proposal in his or her capacity as a member of the Board of Directors. These voting obligations will not, however, apply with respect to the voting of TRT's shares in connection with an "extraordinary transaction" (as defined in the TRT Agreement).

The TRT Agreement includes a standstill provision restricting TRT from taking certain actions from the date of the TRT Agreement through the termination date of the agreement, including the following:

- acquiring beneficial ownership of any voting securities in an amount such that TRT would own 22% or more of the outstanding voting securities of the Company;
- participating in any solicitation of proxies or making public statements in an attempt to influence the voting of the Company's securities in opposition to the recommendation of the Board of Directors, initiating any shareholder proposals, seeking representation on the Board of Directors (except as contemplated by the TRT Agreement) or effecting the removal of any member of the Board of Directors (provided, that TRT will not be restricted from making a public statement regarding how it intends to vote or soliciting proxies in connection with an extraordinary transaction not involving TRT); and
- acquiring any assets or indebtedness of the Company (other than bonds or publicly traded debt of the Company, subject to certain limitations set forth in the TRT Agreement).

The TRT Agreement includes certain exceptions to the standstill provision, including if (i) TRT has been invited by the Board of Directors to participate in a process initiated related to the possible sale of the Company, (ii) TRT makes a Qualified Offer (as defined in the Amended Rights Agreement), or (iii) a third party has made an offer to acquire the Company under certain circumstances set forth in the TRT Agreement. The TRT Agreement also provides that each of the Company and TRT will not disparage the other party, subject to certain exceptions set forth in the TRT Agreement. The Company agreed to reimburse TRT for one-half of its expenses incurred in connection with the TRT Agreement, up to a maximum aggregate reimbursement of $200,000.

The termination date under the TRT Agreement is the earliest to occur of (i) the consummation of a "Qualified Offer" as defined in the Amended Rights Agreement, (ii) May 15, 2011, (iii) the date of the last resignation of a TRT nominee from the Board of Directors in accordance with the requirement under the TRT Agreement that TRT will not be entitled to any representation on the Board of Directors if TRT owns less than 5% of the Company's stock, or (iv) a material breach of the TRT Agreement by the Company that is not cured by the Company within 30 days of notice of such breach by TRT (or, if such material breach or lack of cure is disputed by the Company, upon the rendering of an arbitral award finding such material breach or lack of cure).

Agreement with GAMCO Asset Management

On March 9, 2009, the Company entered into a letter agreement (the "GAMCO Agreement") with GAMCO Asset Management, Inc. ("GAMCO"), which had previously submitted notice to the Company of its intention to nominate four individuals for election to the Board of Directors at the Annual Meeting.

Under the terms of the GAMCO Agreement, GAMCO was entitled to name two directors for nomination by the Board of Directors and inclusion in the Company's proxy statement for the Annual Meeting. The GAMCO nominees for the Annual Meeting were Glenn J. Angiolillo and Robert S. Prather, Jr. In addition, the GAMCO Agreement provides that as long as any GAMCO nominee is a member of the Board of Directors, the Company will appoint a GAMCO nominee to each committee of the Board of Directors. By execution of the GAMCO Agreement,

GAMCO withdrew (i) its nominations to the Board of Directors (subject to the Company's compliance with the GAMCO Agreement) that were set forth in GAMCO's letters to the Company dated February 3 and 5, 2009, and (ii) its stockholder proposal, dated August 18, 2008, recommending the redemption of the rights issued pursuant to the Company's rights agreement.

The foregoing descriptions of the TRT Agreement and the GAMCO Agreement are qualified in their entirety by reference to the full text of the agreements, copies of which the Company filed with the Securities and Exchange Commission as exhibits to a Current Report on Form 8-K filed on March 10, 2009.

Costs

During 2009, the Company incurred various costs in connection with preparing for a proxy contest, reaching agreements with the stockholders described above, and reimbursing certain expenses pursuant to the TRT Agreement as noted above of $1.0 million. In addition, the Company incurred costs of $0.9 million in connection with the settlement of the Company's shareholder rights plan litigation, as described in the Company's Current Report on 8-K filed with the SEC on March 10, 2009. These costs are included in selling, general and administrative expense in the accompanying consolidated statement of operations.

Treasury Stock

On December 18, 2008, following approval by the Human Resources Committee and the Board of Directors, the Company and the Company's Chairman of the Board of Directors and Chief Executive Officer ("Executive") entered into an amendment to Executive's employment agreement. The amendment provided Executive with the option of making an irrevocable election to invest his existing Supplemental Employee Retirement Plan ("SERP") benefit in Company common stock, which election Executive subsequently made. The investment was made by a rabbi trust in which, during January 2009, the independent trustee of the rabbi trust purchased shares of Company common stock in the open market in compliance with applicable law. Executive is only entitled to a distribution of the Company common stock held by the rabbi trust in satisfaction of his SERP benefit. As such, the Company believes that the ownership of shares of common stock by the rabbi trust and the distribution of those shares to Executive in satisfaction of his SERP benefit meets the requirements necessary so that the Company will not recognize any increase or decrease in expense as a result of subsequent changes in the value of the Company common stock and the purchased shares are treated as treasury stock and the SERP benefit is included in additional paid-in capital in the Company's accompanying consolidated financial statements.

Common Stock Issuance

Concurrently with the offering and sale of the Convertible Notes discussed in Note 8, during September 2009, the Company also offered and sold 6.0 million shares of the Company's common stock, par value $0.01 per share, at a price to the public of $21.80 per share. The net proceeds to the Company, after deducting discounts, commissions and expenses, were approximately $125.3 million, which was recorded as an increase in common stock and additional paid-in capital in the accompanying consolidated balance sheet. In addition, as further discussed in Note 8, the offering and sale of the Convertible Notes, the cost of the Purchased Options and the sale of the related warrants resulted in a total increase in additional paid-in capital of $33.2 million in the accompanying consolidated balance sheet.

Stock Repurchases

During the first quarter of the year ended December 31, 2008, the Company repurchased 656,700 shares of its common stock at a weighted average purchase price of $30.42 per share.

14. Income Taxes

The provision for income taxes from continuing operations consists of the following (amounts in thousands):

	Years Ended December 31,		
	2009	2008	2007
CURRENT:			
Federal	$ (28,797)	$ (6,694)	$ 97,130
State	1,268	987	1,931
Total current (benefit) provision	(27,529)	(5,707)	99,061
DEFERRED:			
Federal	34,332	7,715	(36,748)
State	2,394	(1,488)	352
Effect of tax law change	-	526	-
Total deferred provision (benefit)	36,726	6,753	(36,396)
Total provision for income taxes	$ 9,197	$ 1,046	$ 62,665

In 2007, Maryland Senate Bill No. 2 amended the Annotated Code of Maryland, Tax-General §10-105(b) ("the Code"), revising the income tax on corporations from 7% to 8.25% effective January 1, 2008. The Company has adjusted all affected deferred tax assets and liabilities for these changes in the Code. The effect of the application of these changes is additional tax expense of $0.5 million in 2008 as shown above.

The tax provision (benefit) associated with the exercise of stock options and vesting of restricted stock during the years 2009, 2008, and 2007 were $3.1 million, ($0.2) million, and ($3.4) million, respectively, and are reflected as an adjustment to either additional paid-in capital in the accompanying consolidated statements of stockholders' equity, or deferred tax asset.

In addition to the income tax provision discussed above, the Company recognized additional income tax provision (benefit) related to discontinued operations as discussed in Note 2 in the amounts of $7,000, ($0.2) million, and ($23.1) million in 2009, 2008, and 2007, respectively.

The effective tax rate as applied to pre-tax income or loss from continuing operations differed from the statutory federal rate due to the following:

	2009	2008	2007
U.S. federal statutory rate	35%	35%	35%
State taxes (net of federal tax benefit and change in valuation allowance)	40%	0%	1%
Permanent items	-13%	-22%	0%
Nondeductible goodwill impairment	25%	0%	0%
Discontinued operations	0%	0%	2%
Unrecognized Tax Benefits	14%	5%	0%
	101%	18%	38%

The increase in the Company's effective tax rate for 2009, as compared to 2008, resulted primarily from the impact of permanent differences related to goodwill impairment not deductible for taxes, increases in state valuation allowances, and the impact of state taxes payable in relation to pre-tax income.

The decrease in the Company's effective tax rate for 2008, as compared to 2007, resulted from the impact of permanent differences relative to pre-tax income for each of the respective periods.

Provision is made for deferred federal and state income taxes in recognition of certain temporary differences in reporting items of income and expense for financial statement purposes and income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows (amounts in thousands):

	2009	2008
DEFERRED TAX ASSETS:		
Accounting reserves and accruals	$ 25,204	$ 27,698
Defined benefit plan	5,311	9,861
Investments in stock and derivatives	9,754	12,028
Rent escalation	20,320	18,100
State net operating loss carryforwards	17,521	16,216
Tax credits and other carryforwards	3,431	824
Goodwill and other intangibles	-	4,072
Investments in partnerships	4,910	4,871
Other assets	10,855	10,997
Total deferred tax assets	97,306	104,667
Valuation allowance	(10,093)	(8,188)
Total deferred tax assets, net of valuation allowance	87,213	96,479
DEFERRED TAX LIABILITIES:		
Property and equipment, net	164,793	146,500
Goodwill and other intangibles	4,129	-
Other liabilities	16,356	6,369
Total deferred tax liabilities	185,278	152,869
Net deferred tax liabilities	$ 98,065	$ 56,390

Federal credit carryforwards at December 31, 2009 totaled $1.4 million and do not expire. Charitable contribution carryforwards at December 31, 2009 totaled $2.0 million, resulting in a deferred tax benefit of $0.7 million, which will begin to expire in 2013. State net operating loss carryforwards at December 31, 2009 totaled $423.8 million resulting in a deferred tax benefit of $17.5 million, which will expire between 2010 and 2029. State credit carryforwards at December 31, 2009 totaled $1.1 million and will expire in 2013. The use of certain state net operating losses, credits and other state deferred tax assets are limited to the future taxable earnings of separate legal entities. As a result, a valuation allowance has been provided for certain state deferred tax assets, including loss carryforwards. The change in valuation allowance was $1.9 million, $1.2 million, and $(9.3) million in 2009, 2008 and 2007, respectively. Based on the expectation of future taxable income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets after giving consideration to the valuation allowance. At December 31, 2009, none of the total valuation allowance is related to deferred tax assets for which any subsequently recognized tax benefits will be recorded as a reduction of goodwill.

The Company and its subsidiaries file a consolidated federal income tax return and either separate or combined state income tax returns based on the jurisdiction. The Company has concluded Internal Revenue Service examinations through the 2001 tax year. For federal income tax purposes and substantially all the states with which the Company has nexus, the statute of limitations has expired through 2005. However, the Company had net operating loss carryforwards from closed years, which could be adjusted upon audit. The Company has not been notified of any federal or state income tax examination. The Company's former Canadian subsidiary, ResortQuest Whistler Property Management Inc., was under an examination by the Canadian Revenue Agency (CRA) for the years 2004 through 2005 that commenced in the first quarter of 2007 and was completed in January 2010. The CRA proposed no significant adjustments related to this examination.

On January 1, 2007, the Company adopted an amendment related to ASC Topic 740, *Income Taxes*. This amendment clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. As a result of this adoption, the Company recognized a net increase of $0.04 million in the liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. As of December 31, 2009, the Company had $16.1 million of unrecognized tax benefits, of which $8.0 million would affect the Company's effective tax rate if recognized. The liability for unrecognized tax benefits is recorded in other long-term liabilities in the accompanying consolidated balance sheet. A reconciliation of the beginning and ending gross amount of unrecognized tax benefits (exclusive of interest and penalties) is as follows:

	2009	2008	2007
Unrecognized tax benefits at beginning of year	$ **12,417**	$ 15,074	$ -
Additions (reductions) based on tax positions related to the current year	**863**	(2,409)	7,514
Additions for tax positions of prior years	**2,990**	-	7,560
Reductions for tax positions of prior years	**(147)**	(248)	-
Unrecognized tax benefits at end of year	$ **16,123**	$ 12,417	$ 15,074

Included in the balance at December 31, 2009 and 2008, are $8.1 million and $6.2 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than future interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The amount of unrecognized tax benefits may change during the next twelve months, but the Company does not believe the change, if any, will be material to the Company's consolidated financial position or results of operations.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company recognized $0.5 million and $0.7 million of interest and $0.1 million and $0 of penalties related to uncertain tax positions in the accompanying consolidated statements of operations for 2009 and 2008, respectively. The Company recognized no interest or penalties related to uncertain tax positions in the accompanying consolidated statements of operations for 2007 because any adjustment to taxable income for uncertain tax positions would reduce tax net operating loss carryovers. As of December 31, 2009 and 2008, the Company has accrued $1.1 million and $0.7 million of interest and $0.1 million and $0 of penalties related to uncertain tax positions, respectively.

15. Commitments and Contingencies

Capital Leases

During 2009, 2008, and 2007, the Company entered into zero, two and one capital leases, respectively. In the accompanying consolidated balance sheets, the following amounts of assets under capitalized lease agreements are included in property and equipment and other long-term assets and the related obligations are included in debt (amounts in thousands):

	2009	2008
Property and equipment	$ **3,948**	$ 5,771
Other long-term assets	**700**	773
Accumulated depreciation	**(3,602)**	(4,458)
Net assets under capital leases	$ **1,046**	$ 2,086
Current lease obligations	$ **814**	$ 904
Long-term lease obligations	**1,310**	2,103
Capital lease obligations	$ **2,124**	$ 3,007

Operating Leases

Rental expense related to continuing operations for operating leases was $14.7 million, $14.9 million, and $14.3 million for 2009, 2008 and 2007, respectively. Non-cash lease expense related to continuing operations for 2009, 2008, and 2007 was $6.0 million, $6.1 million, and $6.2 million, respectively, as discussed below.

Future minimum cash lease commitments under all non-cancelable leases in effect for continuing operations at December 31, 2009 are as follows (amounts in thousands):

	Capital Leases	Operating Leases
2010	$ 859	$ 6,612
2011	1,088	5,911
2012	214	5,202
2013	112	4,584
2014	-	4,229
Years thereafter	-	633,765
Total minimum lease payments	2,273	$ 660,303
Less amount representing interest	(149)	
Total present value of minimum payments	2,124	
Less current portion of obligations	(814)	
Long-term obligations	$ 1,310	

The Company entered into a 75-year operating lease agreement during 1999 for 65.3 acres of land located in Osceola County, Florida for the development of Gaylord Palms. The lease requires the Company to make annual base lease payments, which were approximately $3.3 million in 2009. The lease agreement provides for an annual 3% escalation of base rent beginning in 2007. The terms of this lease require that the Company recognize lease expense on a straight-line basis, which resulted in an annual base lease expense of approximately $9.4 million for 2009, 2008, and 2007. This rent included approximately $6.0 million, $6.1 million, and $6.2 million of non-cash expenses during 2009, 2008, and 2007, respectively. At the end of the 75-year lease term, the Company may extend the operating lease to January 31, 2101, at which point the buildings and fixtures will be transferred to the lessor. The Company also records contingent rentals based upon net revenues associated with the Gaylord Palms operations. The Company recorded $1.5 million, $1.7 million, and $1.7 million of contingent rentals related to the Gaylord Palms in 2009, 2008, and 2007, respectively.

Other Commitments and Contingencies

On September 3, 2008, the Company announced it had entered into a land purchase agreement with DMB Mesa Proving Grounds LLC, an affiliate of DMB Associates, Inc. ("DMB"), to create a resort and convention hotel at the Mesa Proving Grounds in Mesa, Arizona, which is located approximately 30 miles from downtown Phoenix. The DMB development is planned to host an urban environment that features a Gaylord resort property, a retail development, a golf course, office space, residential offerings and significant other mixed-use components. The Company's purchase agreement includes the purchase of 100 acres of real estate within the 3,200-acre Mesa Proving Grounds. The project is contingent on the finalization of entitlements and incentives, and final approval by the Company's Board of Directors. The Company made an initial deposit of a portion of the land purchase price upon execution of the agreement with DMB, and additional deposit amounts are due upon the occurrence of various development milestones, including required governmental approvals of the entitlements and incentives. These deposits are refundable to the Company upon a termination of the agreement with DMB during a specified due diligence period, except in the event of a breach of the agreement by the Company. The timing of this development is uncertain, and the Company has not made any financing plans or, except as described above, made any commitments in connection with the proposed development.

The Company is considering other potential hotel sites throughout the country. The timing and extent of any of these development projects is uncertain, and the Company has not made any commitments, received any government approvals or made any financing plans in connection with these development projects.

In August 2008, a union-affiliated pension fund filed a purported derivative and class action complaint in Tennessee state court alleging that the directors of the Company breached their fiduciary duties by adopting a shareholder rights plan, which is further described in Note 13. The Company and the plaintiffs in the action, together with their counsel, have agreed that the changes to the Company's Board of Directors and amendments to the Original Rights Agreement (as defined in Note 13) reflected in the Amended Rights Agreement (as defined in Note 13) form the basis for settlement of the purported derivative and class action complaint. The settlement was approved by the court on September 14, 2009, and all claims were dismissed with prejudice.

As further discussed in Note 6, through a joint venture arrangement with RREEF, the Company holds an 18.1% ownership interest in Waipouli Holdings, LLC. In connection with Waipouli Owner, LLC's execution of the Kauai Hotel Loans, RREEF entered into three separate Guaranties of Recourse Obligations with the Kauai Hotel Lender whereby it guaranteed Waipouli Owner, LLC's obligations under the Kauai Hotel Loans for as long as those loans remain outstanding (i) in the event of certain types of fraud, breaches of environmental representations or warranties, or breaches of certain "special purpose entity" covenants by Waipouli Owner, LLC, or (ii) in the event of bankruptcy or reorganization proceedings of Waipouli Owner, LLC. As a part of the joint venture arrangement and simultaneously with the closing of the purchase of the Kauai Hotel, the Company entered into a Contribution Agreement with RREEF, whereby the Company agreed that, in the event that RREEF is required to make any payments pursuant to the terms of these guarantees, it will contribute to RREEF an amount equal to its pro rata share of any such guaranty payments. The guarantee of the $52.0 million senior loan was terminated in July 2009. The Company estimates that the maximum potential amount that the Company could be liable for under this contribution agreement is $3.0 million, which represents 18.1% of the $16.4 million of total debt that is subject to the guarantees as of December 31, 2009. As of December 31, 2009, the Company had not recorded any liability in the consolidated balance sheet associated with this guarantee.

As further discussed in Note 6, through a joint venture arrangement with IB-SIV, the Company holds a 19.9% ownership interest in RHAC Holdings, LLC. In connection with RHAC, LLC's execution of the Waikiki Hotel Loans, IB-SIV, entered into two separate Guaranties of Recourse Obligations with the Waikiki Hotel Lender whereby it guaranteed RHAC, LLC's obligations under the Waikiki Hotel Loans for as long as those loans remain outstanding (i) in the event of certain types of fraud, breaches of environmental representations or warranties, or breaches of certain "special purpose entity" covenants by RHAC, LLC, or (ii) in the event of bankruptcy or reorganization proceedings of RHAC, LLC. As a part of the joint venture arrangement and simultaneously with the closing of the purchase of the Waikiki Hotel, the Company entered into a Contribution Agreement with IB-SIV, whereby the Company agreed that, in the event that IB-SIV is required to make any payments pursuant to the terms of these guarantees, it will contribute to IB-SIV an amount equal to 19.9% of any such guaranty payments. The Company estimates that the maximum potential amount for which the Company could be liable under this contribution agreement is $20.9 million, which represents 19.9% of the $104.9 million of total debt that RHAC, LLC owes to the Waikiki Hotel Lender as of December 31, 2009. As of December 31, 2009, the Company had not recorded any liability in the consolidated balance sheet associated with this guarantee.

On February 22, 2005, the Company concluded the settlement of litigation with Nashville Hockey Club Limited Partnership ("NHC"), which owned the Nashville Predators NHL hockey team, over (i) NHC's obligation to redeem the Company's ownership interest, and (ii) the Company's obligations under the Nashville Arena Naming Rights Agreement dated November 24, 1999. Under the Naming Rights Agreement, which had a 20-year term through 2018, the Company was required to make annual payments to NHC, beginning at $2,050,000 in 1999 and with a 5% escalation each year thereafter, and to purchase a minimum number of tickets to Predators games each year. At the closing of the settlement, NHC redeemed all of the Company's outstanding limited partnership units in the Predators pursuant to a Purchase Agreement dated February 22, 2005, effectively terminating the Company's ownership interest in the Predators. In addition, the Naming Rights Agreement was cancelled pursuant to the Acknowledgment of Termination of Naming Rights Agreement. As a part of the settlement, the Company made a one-time cash payment to NHC of $4.0 million and issued to NHC a 5-year, $5.0 million promissory note bearing interest at 6% per annum. The note is payable at $1.0 million per year for 5 years and has an outstanding balance of $1.0 million at December 31, 2009. The Company's obligation to pay the outstanding amount under the note shall terminate immediately if, at any time before the note is paid in full, the Predators cease to be an NHL team playing their home games in Nashville, Tennessee. In addition, pursuant to a Consent Agreement among the Company, the National Hockey League and owners of NHC, the Company's guaranty described below has been limited as described below.

In connection with the Company's execution of an Agreement of Limited Partnership with NHC on June 25, 1997, the Company, its subsidiary CCK, Inc., Craig Leipold, Helen Johnson-Leipold (Mr. Leipold's wife) and Samuel C. Johnson (Mr. Leipold's father-in-law) entered into a guaranty agreement executed in favor of the National Hockey League (NHL). This agreement provides for a continuing guarantee of the following obligations for as long as either of these obligations remains outstanding: (i) all obligations under the expansion agreement between NHC and the NHL; and (ii) all operating expenses of NHC. The maximum potential amount which the Company and CCK, collectively, could be liable under the guaranty agreement is $15.0 million, although the Company and CCK would have recourse against the other guarantors if required to make payments under the guarantee. In connection with the legal settlement with the Nashville Predators consummated on February 22, 2005, this guaranty has been limited so that the Company is not responsible for any debt, obligation or liability of NHC that arises from any act, omission or circumstance occurring after the date of the legal settlement. As of December 31, 2009, the Company had not recorded any liability in the consolidated balance sheet associated with this guarantee.

The Company has purchased stop-loss coverage in order to limit its exposure to any significant levels of claims relating to workers' compensation, employee medical benefits and general liability for which it is self-insured.

The Company has entered into employment agreements with certain officers, which provides for severance payments upon certain events, including a change of control.

As of December 31, 2009, approximately 15% of the Company's employees were represented by labor unions, and, as of February 26, 2010, collective bargaining agreements had been negotiated with the four unions representing these employees.

The Company, in the ordinary course of business, is involved in certain legal actions and claims on a variety of other matters. It is the opinion of management that such legal actions will not have a material effect on the results of operations, financial condition or liquidity of the Company.

16. Fair Value Measurements

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2009, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included the Company's derivative instruments related to interest rates and investments held in connection with the Company's non-qualified contributory deferred compensation plan and its defined benefit pension plan (see Note 11).

The Company's interest rate derivative instruments consist of over-the-counter swap contracts, which are not traded on a public exchange. See Note 9 for further information on the Company's derivative instruments and hedging activities. The Company determines the fair values of these swap contracts based on quotes, with appropriate adjustments for any significant impact of non-performance risk of the parties to the swap contracts. Therefore, the Company has categorized these swap contracts as Level 2. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds.

The investments held by the Company in connection with its deferred compensation plan consist of mutual funds traded in an active market. See Note 11 for further information on the Company's deferred compensation plan. The Company determined the fair value of these mutual funds based on the net asset value per unit of the funds or the portfolio, which is based upon quoted market prices in an active market. Therefore, the Company has categorized these investments as Level 1. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of investments it holds.

The Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2009, were as follows (in thousands):

	December 31, 2009	Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Deferred compensation plan investments	$ 11,895	$ 11,895	$ -	$ -
Total assets measured at fair value	$ 11,895	$ 11,895	$ -	$ -
Variable to fixed interest rate swaps	$ 25,661	$ -	$ 25,661	$ -
Total liabilities measured at fair value	$ 25,661	$ -	$ 25,661	$ -

The remainder of the assets and liabilities held by the Company at December 31, 2009 are not required to be measured at fair value. The carrying value of certain of these assets and liabilities do not approximate fair value, as described below.

As further discussed in Note 4, in connection with the development of Gaylord National, the Company received two notes receivable from Prince George's County, Maryland which had an aggregate carrying value of $132.6 million as of December 31, 2009. The aggregate fair value of these notes receivable, based upon current market interest rates of notes receivable with comparable market ratings and current expectations about the timing of debt service payments under the notes, was approximately $159 million as of December 31, 2009.

As more fully discussed in Note 8, at December 31, 2009, the Company has $700.0 million in borrowings outstanding under the New $1.0 Billion Credit Facility that accrue interest at a rate of LIBOR plus 2.50%. Because the margin of 2.50% is fixed, the fair value of borrowings outstanding under the New $1.0 Billion Credit Facility do not approximate fair value. The fair value of this $700.0 million in borrowings outstanding, based upon the present value of cash flows discounted at current market interest rates, was approximately $659 million as of December 31, 2009.

As more fully discussed in Note 8, the Company has outstanding $360.0 million in aggregate principal amount of Convertible Notes due 2014 that accrue interest at a fixed rate of 3.75%. The carrying value of these notes on December 31, 2009 was $294.9 million, net of discount. The fair value of the Convertible Notes, based upon the present value of cash flows discounted at current market interest rates, was approximately $299 million as of December 31, 2009.

As more fully discussed in Note 8, the Company has outstanding $180.7 million in aggregate principal amount of Senior Notes due 2014 that accrue interest at a fixed rate of 6.75%. The fair value of the 6.75% Senior Notes, based upon quoted market prices, was $168.1 million as of December 31, 2009.

As more fully discussed in Note 5, in connection with the preparation of the Company's financial statements for the third quarter of 2009, the Company performed an interim impairment review on the goodwill associated with a reporting unit within its Opry and Attractions segment and recorded an impairment charge of $6.6 million during 2009. In estimating fair value of the reporting unit, the Company used an income approach, using a discounted cash flow analysis that utilized comprehensive cash flow projections, as well as assumptions based on market data to the extent available. The Company categorized this measurement of fair value as Level 3. The inputs included the comprehensive cash flow projections of the reporting unit, as well as management's assessment of a market participant's view of risks associated with the projected cash flows of the reporting unit.

The carrying amount of short-term financial instruments (cash, short-term investments, trade receivables, accounts payable and accrued liabilities) approximates fair value due to the short maturity of those instruments. The concentration of credit risk on trade receivables is minimized by the large and diverse nature of the Company's customer base.

17. Employee Severance Costs

During 2009, as part of the Company's cost containment initiative, the Company eliminated approximately 490 employee positions, which included positions in all segments of the organization. As a result, the Company recognized approximately $7.9 million in severance costs during 2009. These costs are comprised of operating costs and selling, general and administrative costs of $2.9 million and $5.0 million, respectively, in the accompanying consolidated statements of operations.

During 2008, the Company eliminated approximately 42 employee positions in the Hospitality and Corporate and Other segments of the organization. As a result, the Company recognized approximately $1.0 million in severance costs during 2008. These costs are comprised of operating costs and selling, general and administrative costs of $0.2 million and $0.8 million, respectively, in the accompanying consolidated statements of operations.

18. Financial Reporting By Business Segments

The Company's continuing operations are organized into three principal business segments:

- *Hospitality*, which includes the Gaylord Opryland Resort and Convention Center, the Gaylord Palms Resort and Convention Center, the Gaylord Texan Resort and Convention Center, the Radisson Hotel at Opryland and, commencing in April 2008, the Gaylord National Resort and Convention Center, as well as the Company's ownership interests in two joint ventures;

- *Opry and Attractions*, which includes the Grand Ole Opry, WSM-AM, Corporate Magic, and the Company's Nashville-based attractions; and

- *Corporate and Other*, which includes the Company's corporate expenses, as well as, prior to May 31, 2007, its ownership interests in certain entities.

The following information (amounts in thousands) from continuing operations is derived directly from the segments' internal financial reports used for corporate management purposes. As further discussed in Note 2, the Company disposed of its ResortQuest segment during the second quarter of 2007. The results of operations of the ResortQuest segment have been reflected as discontinued operations for all periods presented.

	2009	2008	2007
REVENUES:			
Hospitality	**$ 814,154**	$ 848,332	$ 669,743
Opry and Attractions	**64,875**	82,125	77,769
Corporate and Other	**92**	412	211
Total revenues	**$ 879,121**	$ 930,869	$ 747,723
DEPRECIATION AND AMORTIZATION:			
Hospitality	**$ 101,444**	$ 97,229	$ 65,369
Opry and Attractions	**4,699**	4,894	5,500
Corporate and Other	**10,449**	7,651	6,480
Total depreciation and amortization	**$ 116,592**	$ 109,774	$ 77,349
OPERATING INCOME:			
Hospitality	**$ 112,172**	$ 124,828	$ 110,126
Opry and Attractions	**3,928**	5,641	6,600
Corporate and Other	**(60,378)**	(54,549)	(56,026)
Preopening costs	**-**	(19,190)	(17,518)
Impairment charges	**(6,586)**	(19,264)	-
Total operating income	**49,136**	37,466	43,182
Interest expense, net of amounts capitalized	**(76,592)**	(64,069)	(38,536)
Interest income	**15,087**	12,689	3,234
Unrealized gain on Viacom stock and CBS stock	**-**	-	6,358
Unrealized gain on derivatives	**-**	-	3,121
Loss (income) from unconsolidated companies	**(5)**	(746)	964
Gain on extinguishment of debt	**18,677**	19,862	-
Other gains and (losses)	**2,847**	453	146,330
Income before provision for income taxes and discontinued operations	**$ 9,150**	$ 5,655	$ 164,653

	December 31 2009	December 31 2008
IDENTIFIABLE ASSETS:		
Hospitality	**$ 2,273,631**	$ 2,361,205
Opry and Attractions	**68,042**	73,605
Corporate and Other	**319,287**	125,372
Discontinued operations	**63**	197
Total identifiable assets	**$ 2,661,023**	$ 2,560,379

The following table represents the capital expenditures for continuing operations by segment for the years ended December 31 (amounts in thousands):

	2009	2008	2007
CAPITAL EXPENDITURES:			
Hospitality	**$ 42,190**	$ 390,278	$ 552,488
Opry and Attractions	**3,494**	3,974	1,696
Corporate and other	**3,868**	904	24,631
Total capital expenditures	**$ 49,552**	$ 395,156	$ 578,815

19. Quarterly Financial Information (Unaudited)

The following is selected unaudited quarterly financial data for the fiscal years ended December 31, 2009 and 2008 (amounts in thousands, except per share data).

The sum of the quarterly per share amounts may not equal the annual totals due to rounding.

	2009			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Revenues	**$ 212,319**	**$ 218,256**	**$ 199,100**	**$ 249,446**
Depreciation and amortization	**28,071**	**28,647**	**29,482**	**30,392**
Operating income (loss)	**8,022**	**20,347**	**(661)**	**21,428**
Income (loss) before income taxes and discontinued operations	**9,804**	**18,112**	**(16,009)**	**(2,757)**
Provision (benefit) for income taxes	**6,286**	**7,983**	**(2,954)**	**(2,118)**
Income (loss) from continuing operations	**3,518**	**10,129**	**(13,055)**	**(639)**
(Loss) income from discontinued operations, net of taxes	**(91)**	**(78)**	**154**	**39**
Net income (loss)	**3,427**	**10,051**	**(12,901)**	**(600)**
Net income (loss) per share	**0.08**	**0.25**	**(0.31)**	**(0.01)**
Net income (loss) per share — assuming dilution	**0.08**	**0.24**	**(0.31)**	**(0.01)**

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 195,235	$ 258,269	$ 226,733	$ 250,632
Depreciation and amortization	21,211	28,998	29,619	29,946
Operating (loss) income	(6,612)	28,868	6,794	8,416
(Loss) income before income taxes and discontinued operations	(9,572)	13,630	(9,809)	11,406
(Benefit) provision for income taxes	(2,724)	5,082	(3,303)	1,991
(Loss) income from continuing operations	(6,848)	8,548	(6,506)	9,415
(Loss) income from discontinued operations, net of taxes	(458)	239	986	(1,012)
Net (loss) income	(7,306)	8,787	(5,520)	8,403
Net (loss) income per share	(0.18)	0.22	(0.14)	0.21
Net (loss) income per share — assuming dilution	(0.18)	0.21	(0.14)	0.20

As discussed in Note 8, during the first quarter of 2009, the Company repurchased $59.9 million in aggregate principal amount of its outstanding senior notes for $43.6 million. After adjusting for accrued interest, deferred financing costs, and other costs, the Company recorded a pre-tax gain of $16.6 million as a result of the repurchases, which is recorded as a net gain on extinguishment of debt in the accompanying consolidated statements of operations.

As discussed in Note 17, during the first quarter of 2009, as part of the Company's cost containment initiative, the Company recognized approximately $4.5 million in severance costs. These costs are comprised of operating costs and selling, general and administrative costs of $2.8 million and $1.7 million, respectively, in the accompanying consolidated statements of operations.

As discussed in Note 8, during the second quarter of 2009, the Company repurchased $28.3 million in aggregate principal amount of its outstanding senior notes for $20.5 million. After adjusting for accrued interest, deferred financing costs, and other costs, the Company recorded a pre-tax gain of $8.2 million as a result of the repurchases, which is recorded as a net gain on extinguishment of debt in the accompanying consolidated statements of operations.

As discussed in Note 17, during the second quarter of 2009, as part of the Company's cost containment initiative, the Company recognized approximately $2.8 million in severance costs. These costs are comprised of operating costs and selling, general and administrative costs of $0.3 million and $2.5 million, respectively, in the accompanying consolidated statements of operations.

During the second quarter of 2009, the Company received $3.6 million under a tax increment financing arrangement related to the Ryman Auditorium. This receipt is included in other gains and (losses) in the accompanying consolidated statement of operations.

As discussed in Note 5, during the third quarter of 2009, the Company recorded an impairment charge of $6.6 million to write down the carrying value of goodwill at an impaired reporting unit within its Opry and Attractions segment to its implied fair value of $0.3 million.

As discussed in Note 8, during the fourth quarter of 2009, the Company purchased and redeemed the $259.8 million remaining principal amount outstanding of the 8% Senior Notes. After adjusting for accrued interest, deferred financing costs, the deferred gain on a terminated swap related to these notes, and other costs, the Company recorded a pre-tax loss of $6.0 million as a result of the repurchase, which is recorded as an offset in the net gain on extinguishment of debt in the accompanying consolidated statement of operations.

As discussed in Note 7, during the second quarter of 2008, the Company terminated its purchase agreement to acquire the assets related to the La Cantera Resort. As a result, the Company recorded an impairment charge of $12.0 million to write off the deposit, as well as certain transaction-related expenses that were also capitalized in connection with the potential acquisition.

As discussed in Note 8, during the fourth quarter of 2008, the Company repurchased $45.8 million in aggregate principal amount of its outstanding senior notes for $25.6 million. After adjusting for accrued interest and deferred financing costs, the Company recorded a pre-tax gain of $19.9 million as a result of the repurchase, which is recorded in net gain on extinguishment of debt in the accompanying consolidated statements of operations.

As discussed in Note 7, during the fourth quarter of 2008, the Company terminated its plans to develop a resort and convention hotel in Chula Vista, California. As a result, the Company incurred a non-cash impairment charge of approximately $4.7 million to write off certain costs that were capitalized in connection with the Chula Vista project.

20. Subsequent Events

The Company has evaluated all subsequent events through February 26, 2010, the date these financial statements were filed with the SEC.

21. Information Concerning Guarantor and Non-Guarantor Subsidiaries

Not all of the Company's subsidiaries have guaranteed the 6.75% Senior Notes. The 6.75% Senior Notes are guaranteed on a senior unsecured basis by generally all of the Company's active domestic subsidiaries (the "Guarantors"). The Company's investment in joint ventures and certain discontinued operations and inactive subsidiaries (the "Non-Guarantors") do not guarantee the 6.75% Senior Notes.

The following consolidating schedules present condensed financial information of the Company, the guarantor subsidiaries and non-guarantor subsidiaries as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009:

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues	$ 8,623	$ 879,719	$ -	$ (9,221)	$ 879,121
Operating expenses:					
Operating costs	-	531,880	-	(623)	531,257
Selling, general and administrative	21,789	153,761	-	-	175,550
Management fees	-	8,598	-	(8,598)	-
Impairment and other charges	-	6,586	-	-	6,586
Depreciation and amortization	5,841	110,751			116,592
Operating (loss) income	(19,007)	68,143	-	-	49,136
Interest expense, net of amounts capitalized	(77,920)	(118,866)	-	120,194	(76,592)
Interest income	23,487	97,552	14,242	(120,194)	15,087
Loss from unconsolidated companies	-	(5)	-	-	(5)
Net gain on extinguishment of debt	18,677	-	-	-	18,677
Other gains and (losses)	(11)	2,858	-	-	2,847
(Loss) income before provision for income taxes and discontinued operations	(54,774)	49,682	14,242	-	9,150
Benefit (provision) for income taxes	20,845	(25,038)	(5,004)	-	(9,197)
Equity in subsidiaries' earnings, net	33,906	-	-	(33,906)	-
(Loss) income from continuing operations	(23)	24,644	9,238	(33,906)	(47)
Gain (loss) from discontinued operations, net of taxes	-	65	(41)	-	24
Net (loss) income	$ (23)	$ 24,709	$ 9,197	$ (33,906)	$ (23)

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues	$ 12,054	$ 931,746	$ -	$ (12,931)	$ 930,869
Operating expenses:					
Operating costs	36	567,316	-	(986)	566,366
Selling, general and administrative	18,720	160,262	-	(173)	178,809
Management fees	-	11,772	-	(11,772)	-
Preopening costs	-	19,190	-	-	19,190
Impairment and other charges	16,765	2,499	-	-	19,264
Depreciation and amortization	5,576	104,198	-	-	109,774
Operating (loss) income	(29,043)	66,509	-	-	37,466
Interest expense, net of amounts capitalized	(80,615)	(135,667)	(448)	152,661	(64,069)
Interest income	29,875	116,879	18,596	(152,661)	12,689
Loss from unconsolidated companies	-	(746)	-	-	(746)
Gain on extinguishment of debt	19,862	-	-	-	19,862
Other gains and (losses)	925	(472)	-	-	453
(Loss) income before provision for income taxes and discontinued operations	(58,996)	46,503	18,148	-	5,655
Benefit (provision) for income taxes	22,424	(17,397)	(6,073)	-	(1,046)
Equity in subsidiaries' earnings, net	40,936	-	-	(40,936)	-
Income from continuing operations	4,364	29,106	12,075	(40,936)	4,609
Gain (loss) from discontinued operations, net of taxes	-	35	(280)	-	(245)
Net income	$ 4,364	$ 29,141	$ 11,795	$ (40,936)	$ 4,364

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues	$ 26	$ 748,275	$ -	$ (578)	$ 747,723
Operating expenses:					
Operating costs	-	449,510	-	(535)	448,975
Selling, general and administrative	19,052	141,690	-	(43)	160,699
Preopening costs	-	17,518	-	-	17,518
Depreciation and amortization	6,022	71,327	-	-	77,349
Operating (loss) income	(25,048)	68,230	-	-	43,182
Interest expense, net of amounts capitalized	(80,763)	(117,991)	(10,984)	171,202	(38,536)
Interest income	22,022	134,805	17,609	(171,202)	3,234
Unrealized gain on Viacom stock and CBS stock	6,358	-	-	-	6,358
Unrealized gain on derivatives	3,121	-	-	-	3,121
(Loss) income from unconsolidated companies	-	(730)	1,694	-	964
Other gains and (losses)	5,513	(159)	140,976	-	146,330
(Loss) income before provision for income taxes and discontinued operations	(68,797)	84,155	149,295	-	164,653
Benefit (provision) for income taxes	34,231	(42,321)	(54,575)	-	(62,665)
Equity in subsidiaries' earnings losses, net	146,477	-	-	(146,477)	-
Income from continuing operations	111,911	41,834	94,720	(146,477)	101,988
Income from discontinued operations, net of taxes	-	-	9,923	-	9,923
Net income	$ 111,911	$ 41,834	$ 104,643	$ (146,477)	$ 111,911

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2009

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS:					
Current assets:					
Cash and cash equivalents — unrestricted	$ 175,871	$ 4,162	$ -	$ -	$ 180,033
Cash and cash equivalents — restricted	1,150	-	-	-	1,150
Trade receivables, net	-	40,917	-	-	40,917
Deferred income taxes	331	1,431	763	-	2,525
Other current assets	29,653	51,361	-	(126)	80,888
Intercompany receivables, net	1,629,974	-	279,626	(1,909,600)	-
Current assets of discontinued operations	-	-	63	-	63
Total current assets	1,836,979	97,871	280,452	(1,909,726)	305,576
Property and equipment, net of accumulated depreciation	47,317	2,102,497	-	-	2,149,814
Notes receivable, net of current portion	-	142,311	-	-	142,311
Intangible assets, net of accumulated amortization	-	108	-	-	108
Goodwill	-	329	-	-	329
Indefinite lived intangible assets	-	1,480	-	-	1,480
Investments	721,168	330,759	-	(1,051,799)	128
Long-term deferred financing costs	18,081	-	-	-	18,081
Other long-term assets	21,989	21,207	-	-	43,196
Total assets	$ 2,645,534	$ 2,696,562	$ 280,452	$ (2,961,525)	$ 2,661,023
LIABILITIES AND STOCKHOLDERS' EQUITY:					
Current liabilities:					
Current portion of long-term debt and capital lease obligations	$ 1,000	$ 814	$ -	$ -	$ 1,814
Accounts payable and accrued liabilities	13,585	138,568	-	(290)	151,863
Intercompany payables, net	-	1,828,124	81,476	(1,909,600)	-
Current liabilities of discontinued operations	-	-	669	-	669
Total current liabilities	14,585	1,967,506	82,145	(1,909,890)	154,346
Long-term debt and capital lease obligations, net of current portion	1,175,564	1,310	-	-	1,176,874
Deferred income taxes	(28,574)	129,260	(96)	-	100,590
Estimated fair value of derivative liabilities	25,661	-	-	-	25,661
Other long-term liabilities	54,620	69,637	-	164	124,421
Long-term liabilities of discontinued operations	-	-	447	-	447
Commitments and contingencies					
Stockholders' equity:					
Preferred stock	-	-	-	-	-
Common stock	470	2,388	1	(2,389)	470
Additional paid-in capital	881,512	1,088,457	(47,521)	(1,040,936)	881,512
Treasury stock	(4,599)	-	-	-	(4,599)
Retained earnings	559,722	(561,996)	245,476	(8,474)	234,728
Accumulated other comprehensive loss	(33,427)	-	-	-	(33,427)
Total stockholders' equity	1,403,678	528,849	197,956	(1,051,799)	1,078,684
Total liabilities and stockholders' equity	$ 2,645,534	$ 2,696,562	$ 280,452	$ (2,961,525)	$ 2,661,023

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2008

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS:					
Current assets:					
Cash and cash equivalents — unrestricted	$ (5,724)	$ 6,767	$ -	$ -	$ 1,043
Cash and cash equivalents — restricted	1,165	-	-	-	1,165
Trade receivables, net	-	49,114	-	-	49,114
Deferred income taxes	3,735	1,749	782	-	6,266
Other current assets	6,451	44,468	-	(126)	50,793
Intercompany receivables, net	257,148	-	259,008	(516,156)	-
Current assets of discontinued operations	-	-	197	-	197
Total current assets	262,775	102,098	259,987	(516,282)	108,578
Property and equipment, net of accumulated depreciation	49,550	2,178,024	-	-	2,227,574
Notes receivable, net of current portion	-	146,866	-	-	146,866
Intangible assets, net of accumulated amortization	-	121	-	-	121
Goodwill	-	6,915	-	-	6,915
Indefinite lived intangible assets	-	1,480	-	-	1,480
Investments	1,910,692	331,761	-	(2,241,322)	1,131
Estimated fair value of derivative assets	6,235	-	-	-	6,235
Long-term deferred financing costs	18,888	-	-	-	18,888
Other long-term assets	20,946	21,645	-	-	42,591
Total assets	$ 2,269,086	$ 2,788,910	$ 259,987	$ (2,757,604)	$ 2,560,379
LIABILITIES AND STOCKHOLDERS' EQUITY:					
Current liabilities:					
Current portion of long-term debt and capital lease obligations	$ 1,160	$ 744	$ -	$ -	$ 1,904
Accounts payable and accrued liabilities	15,506	153,569	(630)	(290)	168,155
Estimated fair value of derivative liabilities	1,606	-	-	-	1,606
Intercompany payables, net	-	439,455	76,701	(516,156)	-
Current liabilities of discontinued operations	-	-	1,329	-	1,329
Total current liabilities	18,272	593,768	77,400	(516,446)	172,994
Long-term debt and capital lease obligations, net of current portion	1,258,894	2,103	-	-	1,260,997
Deferred income taxes	(40,713)	104,839	(1,470)	-	62,656
Estimated fair value of derivative liabilities	28,489	-	-	-	28,489
Other long-term liabilities	84,666	46,750	(2)	164	131,578
Long-term liabilities of discontinued operations	-	1	445	-	446
Commitments and contingencies					
Stockholders' equity:					
Preferred stock	-	-	-	-	-
Common stock	409	2,387	2	(2,389)	409
Additional paid-in capital	711,444	2,258,043	6,322	(2,264,365)	711,444
Retained earnings	251,010	(218,981)	177,290	25,432	234,751
Total other comprehensive loss	(43,385)	-	-	-	(43,385)
Total stockholders' equity	919,478	2,041,449	183,614	(2,241,322)	903,219
Total liabilities and stockholders' equity	$ 2,269,086	$ 2,788,910	$ 259,987	$ (2,757,604)	$ 2,560,379

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net cash provided by continuing operating activities	$ 93,089	$ 29,912	$ 507	$ -	$ 123,508
Net cash provided by (used in) discontinued operating activities	-	55	(507)	-	(452)
Net cash provided by operating activities	93,089	29,967	-	-	123,056
Purchases of property and equipment	(1,347)	(48,205)	-	-	(49,552)
Collection of note receivable	-	17,621	-	-	17,621
Other investing activities	(287)	(1,277)	-	-	(1,564)
Net cash used in investing activities — continuing operations	(1,634)	(31,861)	-	-	(33,495)
Net cash provided by investing activities — discontinued operations	-	-	-	-	-
Net cash used in investing activities	(1,634)	(31,861)	-	-	(33,495)
Net repayments under credit facility	(22,500)	-	-	-	(22,500)
Repurchases of senior notes	(329,571)	-	-	-	(329,571)
Proceeds from the issuance of convertible notes, net of equity-related issuance costs	358,107	-	-	-	358,107
Deferred financing costs paid	(8,077)	-	-	-	(8,077)
Purchase of convertible note hedge	(76,680)	-	-	-	(76,680)
Proceeds from the issuance of common stock warrants	43,740	-	-	-	43,740
Proceeds from the issuance of common stock, net of issuance costs	125,297	-	-	-	125,297
Purchases of treasury stock	(4,599)	-	-	-	(4,599)
Proceeds from the termination of an interest rate swap on senior notes	5,000	-	-	-	5,000
Proceeds from exercise of stock option and purchase plans	566	-	-	-	566
Decrease in restricted cash and cash equivalents	15	-	-	-	15
Other financing activities, net	(1,158)	(711)	-	-	(1,869)
Net cash provided by (used in) financing activities — continuing operations	90,140	(711)	-	-	89,429
Net cash provided by financing activities — discontinued operations	-	-	-	-	-
Net cash provided by (used in) financing activities	90,140	(711)	-	-	89,429
Net change in cash and cash equivalents	181,595	(2,605)	-	-	178,990
Cash and cash equivalents at beginning of year	(5,724)	6,767	-	-	1,043
Cash and cash equivalents at end of year	$ 175,871	$ 4,162	$ -	$ -	$ 180,033

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net cash (used in) provided by continuing operating activities	$ (286,964)	$ 409,364	$ 844	$ -	$ 123,244
Net cash used in discontinued operating activities	-	-	(1,003)	-	(1,003)
Net cash (used in) provided by operating activities	(286,964)	409,364	(159)	-	122,241
Purchases of property and equipment	(2,967)	(392,189)	-	-	(395,156)
Collection of note receivable	-	622	-	-	622
Other investing activities	(2,465)	(16,560)	-	-	(19,025)
Net cash used in investing activities — continuing operations	(5,432)	(408,127)	-	-	(413,559)
Net cash provided by investing activities — discontinued operations	-	-	159	-	159
Net cash (used in) provided by investing activities	(5,432)	(408,127)	159	-	(413,400)
Net borrowings under credit facility	324,500	-	-	-	324,500
Repurchases of senior notes	(25,636)	-	-	-	(25,636)
Deferred financing costs paid	(10,753)	-	-	-	(10,753)
Purchases of Company's common stock	(19,999)	-	-	-	(19,999)
Proceeds from exercise of stock option and purchase plans	1,859	-	-	-	1,859
Excess tax benefit from stock-based compensation	859	-	-	-	859
Decrease in restricted cash and cash equivalents	51	-	-	-	51
Other financing activities, net	(1,365)	(906)	-	-	(2,271)
Net cash provided by (used in) financing activities — continuing operations	269,516	(906)	-	-	268,610
Net cash provided by financing activities — discontinued operations	-	-	-	-	-
Net cash provided by (used in) financing activities	269,516	(906)	-	-	268,610
Net change in cash and cash equivalents	(22,880)	331	-	-	(22,549)
Cash and cash equivalents at beginning of year	17,156	6,436	-	-	23,592
Cash and cash equivalents at end of year	$ (5,724)	$ 6,767	$ -	$ -	$ 1,043

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net cash (used in) provided by continuing operating activities	$ (242,177)	$ 586,438	$ (333,715)	$ -	$ 10,546
Net cash provided by discontinued operating activities	-	-	16,153	-	16,153
Net cash (used in) provided by operating activities	(242,177)	586,438	(317,562)	-	26,699
Purchases of property and equipment	(3,514)	(575,301)	-	-	(578,815)
Proceeds from sale of investment in Bass Pro	-	-	221,527	-	221,527
Collection of note receivable	-	599	-	-	599
Deposit on potential acquisition of business	-	(10,000)	-	-	(10,000)
Other investing activities	1,945	(1,436)	-	-	509
Net cash (used in) provided by investing activities — continuing operations	(1,569)	(586,138)	221,527	-	(366,180)
Net cash provided by investing activities — discontinued operations	-	-	115,400	-	115,400
Net cash (used in) provided by investing activities	(1,569)	(586,138)	336,927	-	(250,780)
Net borrowings under credit facility	223,000	-	-	-	223,000
Deferred financing costs paid	(4,042)	-	-	-	(4,042)
Proceeds from exercise of stock option and purchase plans	12,573	-	-	-	12,573
Excess tax benefit from stock-based compensation	2,078	-	-	-	2,078
Decrease in restricted cash and cash equivalents	7	43	-	-	50
Other financing activities, net	(1,363)	(614)	-	-	(1,977)
Net cash provided by (used in) financing activities — continuing operations	232,253	(571)	-	-	231,682
Net cash used in financing activities — discontinued operations	-	-	(19,365)	-	(19,365)
Net cash provided by (used in) financing activities	232,253	(571)	(19,365)	-	212,317
Net change in cash and cash equivalents	(11,493)	(271)	-	-	(11,764)
Cash and cash equivalents at beginning of year	28,649	6,707	-	-	35,356
Cash and cash equivalents at end of year	$ 17,156	$ 6,436	$ -	$ -	$ 23,592

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of Gaylord Entertainment Company

We have audited the accompanying consolidated balance sheets of Gaylord Entertainment Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaylord Entertainment Company and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gaylord Entertainment Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Gaylord Entertainment Company

We have audited Gaylord Entertainment Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gaylord Entertainment Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gaylord Entertainment Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gaylord Entertainment Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
February 26, 2010

PERFORMANCE OF THE COMPANY'S COMMON STOCK

The following graph compares the cumulative 5-year total return to shareholders on Gaylord Entertainment Company's common stock relative to the cumulative total returns of the Dow Jones US index and the Dow Jones US Hotels index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on December 31, 2004 and its relative performance is tracked through December 31, 2009.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Gaylord Entertainment Company, The Dow Jones US Index
And The Dow Jones US Hotels Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Gaylord Entertainment Company
Dow Jones US
Dow Jones US Hotels

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/04	12/05	12/06	12/07	12/08	12/09
Gaylord Entertainment Company	100.00	104.96	122.63	97.45	26.10	47.56
Dow Jones US	100.00	106.32	122.88	130.26	81.85	105.42
Dow Jones US Hotels	100.00	109.15	139.39	118.17	53.58	91.83

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

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Board of Directors

Management Team

Colin V. Reed
Chairman and Chief Executive Officer

David C. Kloeppel
President and Chief Operating Officer

Mark Fioravanti
Senior Vice President and Chief Financial Officer

Carter R. Todd
Executive Vice President, General Counsel
and Secretary

Richard A. Maradik
Senior Vice President and Chief Marketing Officer

Stephen G. Buchanan
Senior Vice President, Media and Entertainment

John A. Imaizumi
Senior Vice President and General Manager,
Gaylord Texan Resort & Convention Center

Phillip G. Coffey
Senior Vice President and General Manager,
Gaylord National Resort & Convention Center

Bennett D. Westbrook
Senior Vice President, Development and
Design & Construction

Peter J. Weien
Senior Vice President and General Manager,
Gaylord Opryland Resort & Convention Center

Johann Krieger
Senior Vice President and General Manager,
Gaylord Palms Resort & Convention Center

Kemp Gallineau
Senior Vice President and Chief Sales Officer

Gara A. Pryor
Senior Vice President, Human Resources

Form 10-K and Certifications

A complete copy of the company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to the company's offices, Attn: Mark Fioravanti, Senior Vice President and Chief Financial Officer. Our 10-K will also be available on our website at www.gaylordentertainment.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Annual Meeting

The annual meeting of stockholders will be on May 6, 2010, at 10:00 a.m. CDT at the Gaylord Opryland Resort and Convention Center, 2800 Opryland Drive, Nashville, TN.

Market Information

The common stock of Gaylord Entertainment is listed on the New York Stock Exchange under the symbol GET. The approximate number of record holders of the company's common stock on March 16, 2010 was 1,891.

Stock Price and Dividend Information

The table below sets forth the high and low sale prices for the company's common stock for 2008 and 2009. The Board of Directors voted to discontinue the payment of dividends in February 2000.

	High	Low
1Q09	$14.50	$4.76
2Q09	$17.49	$7.82
3Q09	$25.85	$9.52
4Q09	$20.64	$14.04

	High	Low
1Q08	$41.00	$25.89
2Q08	$33.13	$23.12
3Q08	$36.27	$19.30
4Q08	$31.54	$5.27

Independent Accountants

Ernst & Young LLP
Nashville, TN

Securities Counsel

Bass, Berry & Sims PLC
Nashville, TN

Transfer Agent

Computershare
730 Peachtree Street NE, Suite 840
Atlanta, GA 30308
312.601.6670


GRAND OLE
OPRY
650 WSM
GRAND OLE OPRY
WWW.OPRY.COM

Gaylord Opryland Resort & Convention Center
Nashville, Tennessee

- 172-acre resort
- 2,881 rooms
- 600,000 sq. ft. of meeting and exhibit space
- 9 acres of atriums filled with gardens and Southern Delta attractions
- 17 food & beverage outlets; 14 retail outlets
- 27,000 sq. ft. luxury spa and fitness center
- Largest non-gaming hotel in the continental U.S.
- Gaylord Springs Golf Links, 18-hole championship golf course nearby

Gaylord Palms Resort & Convention Center
Kissimmee – St. Cloud, Florida

- 65-acre resort
- 1,406 rooms
- 400,000 sq. ft. of meeting and exhibit space
- 4.5 acres of atriums filled with rich, Florida-themed attractions
- 9 food & beverage outlets; 9 retail outlets
- 20,000 sq. ft. luxury spa & fitness center
- Centrally located 5 minutes from Walt Disney World's front gate
- Set in the style and grandeur of a turn-of-the-century Florida mansion
- 18-hole championship golf course nearby

Gaylord Texan Resort & Convention Center
Grapevine, Texas

- 100-acre resort
- 1,511 rooms
- 400,000 sq. ft. of meeting and exhibit space
- 4.5 acres of atriums filled with rich, Lone Star State-themed attractions
- 11 food & beverage outlets; 7 retail outlets
- 25,000 sq. ft. luxury spa and fitness center
- 39,000 sq. ft. Glass Cactus entertainment complex overlooking Lake Grapevine
- Stunning lakeside resort
- 18-hole championship golf course nearby

Gaylord National Resort & Convention Center
Prince George's County, Maryland

- 42-acre waterfront resort
- 2,000 rooms
- 470,000 sq. ft. of meeting and exhibit space
- 18-story, 1.65 acre glass atrium with spectacular views of the Potomac River and Washington, D.C. monuments
- 10 food & beverage outlets; 5 retail outlets
- 20,000 sq. ft. luxury spa and fitness center
- High-energy nightclub atop the hotel tower
- Part of the 300-acre National Harbor development
- Private marina nearby

Gaylord Opryland
2800 Opryland Drive
Nashville, TN 37214
615.889.1000
www.gaylordopryland.com

Gaylord Palms
6000 West Osceola Parkway
Kissimmee, FL 34746
407.586.0000
www.gaylordpalms.com

Gaylord Texan
1501 Gaylord Trail
Grapevine, TX 76051
817.778.1000
www.gaylordtexan.com

Gaylord National
201 Waterfront Street
National Harbor, MD 20745
301.965.2000
www.gaylordnational.com

Grand Ole Opry
2804 Opryland Drive
Nashville, TN 37214
615.871.OPRY
www.grandoleopry.com

Gaylord Entertainment Company | One Gaylord Drive | Nashville, Tennessee 37214
Phone 615.316.6000 | www.gaylordentertainment.com